     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 1998.

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          THE COLONIAL BANCGROUP, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

           DELAWARE                          6711                         63-0661573
   (State of Incorporation)      (Primary Standard Industrial           (I.R.S.Employer
                                  Classification Code Number)         Identification No.)

                             ---------------------

        ONE COMMERCE STREET, SUITE 800                         (334) 240-5000
          MONTGOMERY, ALABAMA 36104                           (Telephone No.)
   (Address of principal executive offices)

                               WILLIAM A. MCCRARY
                        VICE PRESIDENT AND LEGAL COUNSEL
                          THE COLONIAL BANCGROUP, INC.
                              POST OFFICE BOX 1108
                         MONTGOMERY, ALABAMA 36101-1108
                            TELEPHONE: 334-240-5315
                            FACSIMILE: 334-240-5326
                    (Name and address of agent for service)
                             ---------------------

                                   Copies to:

              WILLARD H. HENSON                             THOMAS R. HURTEKANT
       MILLER, HAMILTON, SNIDER & ODOM                BROWN MCCARROLL & OAKS HARTLINE
         ONE COMMERCE ST., SUITE 305                   300 CRESCENT COURT, SUITE 1400
          MONTGOMERY, ALABAMA 36101                         DALLAS, TEXAS 75201
           TELEPHONE: 334-834-5550                        TELEPHONE: 214-999-6100
           FACSIMILE: 334-265-4533                        FACSIMILE: 214-999-6170

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective time of the proposed reorganization of FirstBank, the Registrant and CBG Acquisition Corp., a subsidiary of the Registrant (the "Reorganization") as described in the Agreement and Plan of Reorganization, dated as of May 5, 1998, attached as Exhibit A to the Proxy Statement and Prospectus forming a part of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF         AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING       AMOUNT OF
 SECURITIES TO BE REGISTERED     REGISTERED(1)           PER UNIT             PRICE(2)         REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, par value $2.50
  per share..................      2,800,002          Not Applicable         8,785,600            $2,591.75
=================================================================================================================

(1) This Registration Statement covers the maximum number of shares of its common stock that the Registrant expects issue in connection with the Reorganization.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, and based upon the book value as of March 31, 1998 of $25.84 per share of 340,000 shares of FirstBank common stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON EACH SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                   FIRSTBANK
                               15150 PRESTON ROAD
                              DALLAS, TEXAS 75248
                                 (972) 788-0007
                             ---------------------
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                 TO BE HELD ON             , 1998, AT 4:00 P.M.
                             ---------------------
     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Special Meeting") of FirstBank will be held at the principal office of FirstBank, on
            , 1998, at 4:00 p.m., local time, for the following purposes:

          1. Reorganization. To consider and vote upon an Agreement and Plan of Reorganization dated as of May 5, 1998, among FirstBank, The Colonial BancGroup, Inc. ("BancGroup") and CBG Acquisition Corp. ("CBG Corp."), a wholly-owned subsidiary of BancGroup (the "Agreement"), providing for the reorganization of FirstBank, BancGroup and CBG Corp. (the "Reorganization") and the proposed merger (the "Merger") of CBG Corp. with and into FirstBank as a part of the Reorganization pursuant to the Agreement. FirstBank will be the surviving corporation in the Merger and will become a wholly owned subsidiary of BancGroup. Each share of common stock of FirstBank, par value $5.00 per share (the "FirstBank Common Stock") will be converted by operation of law into the right to receive a number of shares of common stock, par value $2.50, of BancGroup (the "BancGroup Common Stock") equal to $123.53 divided by the Market Value of BancGroup Common Stock. The Market Value will be the average of the closing prices of BancGroup Common Stock as reported on the New York Stock Exchange ("NYSE") on each of the ten consecutive trading days ending on the trading day that is the fifth trading date preceding the Effective Date of the Merger. Upon the conversion of FirstBank Common Stock into the right to receive BancGroup Common Stock, shareholders of FirstBank will cease to be shareholders of First Bank and will become shareholders of BancGroup. On the Effective
     Date, each share of common stock of CBG Corp., par value $          ,
     outstanding and held by BancGroup, CBG Corp.'s sole shareholder, will be converted into one share of FirstBank Common Stock, so that BancGroup will be the sole and exclusive owner of the outstanding FirstBank Common Stock. Cash will be paid in lieu of fractional shares at the Market Value of such fractional shares, as described in more detail in the accompanying Proxy Statement and Prospectus. A copy of the Agreement is attached to the Proxy Statement and Prospectus as Appendix A.

          2. Termination of Shareholder Agreement. To consider and vote upon a proposal to terminate a Shareholders Agreement dated as of November 7, 1996 among the shareholders of FirstBank intended to preserve its election to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code") effective immediately prior to the Effective Date of the Merger in order to facilitate the Merger.

          3. Authorization of Additional Shares. To consider and vote upon a proposal to amend FirstBank's Articles of Association to increase the number of authorized shares of Common Stock, par value $5.00 per shares, by 1,000 shares.

          4. Other Matters. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     The Board of Directors of FirstBank has fixed the close of business on July 1, 1998, as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting. Holders of FirstBank Common Stock as of the Record Date are entitled to exercise dissenters' rights of appraisal pursuant to Section 32.303 of the Texas Finance Code and Article 5.11 et. seq. of the Texas Business Corporation Act. A holder of FirstBank Common Stock who complies with the provisions of applicable law relating to dissenters' rights will be entitled to receive in cash the fair value of such holder's First Bank Common Stock as determined pursuant to these statutes. A copy of the dissenters' rights provisions under applicable Texas law is attached to the enclosed Proxy Statement and Prospectus as Appendix B.

     You are cordially invited to attend the Special Meeting, but whether or not you plan to attend, please complete and sign the enclosed form of proxy and mail it promptly in the enclosed envelope. The proxy may be revoked at any time by filing a written revocation with the Cashier of FirstBank, by executing a later dated proxy and delivering it to the Cashier of FirstBank, or by attending the Special Meeting and voting in person.

                                         BY ORDER OF THE BOARD OF DIRECTORS

                                                        Chairman

                                   PROSPECTUS
                         COMMON STOCK, $2.50 PAR VALUE
                          THE COLONIAL BANCGROUP, INC.
                                PROXY STATEMENT
                     FOR SPECIAL MEETING OF SHAREHOLDERS OF
                                   FIRSTBANK

     This Proxy Statement and Prospectus (the "Prospectus") relates to the proposed reorganization of FirstBank, a Texas state bank, The Colonial BancGroup, Inc., a Delaware corporation ("BancGroup"), and CBG Acquisition Corp. ("CBG Corp."), a Delaware corporation and a wholly-owned subsidiary of BancGroup (the "Reorganization"), whereby CBG Corp. will be merged into FirstBank (the "Merger") and FirstBank will become a wholly-owned subsidiary of BancGroup. This Prospectus is being furnished to the shareholders of FirstBank in connection with the solicitation of proxies by the Board of Directors of FirstBank for use at a special meeting of the shareholders of FirstBank (the "Special Meeting") to
be held on             , 1998, at 4:00 p.m., local time, at the principal office
of FirstBank including any adjournments or postponements thereof. At the Special Meeting, shareholders of FirstBank will consider and vote upon the matters set forth in the preceding Notice of Special Meeting of Shareholders, as described in greater detail in this Prospectus.

     The Reorganization and the Merger will be consummated pursuant to the terms of a certain Agreement and Plan of Reorganization dated as of May 5, 1998, by and among FirstBank, BancGroup and CBG Corp. (the "Agreement"). FirstBank will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of BancGroup. Each share of common stock of FirstBank, par value $5.00 per share (the "FirstBank Common Stock") will be converted by operation of law into the right to receive a number of shares of common stock, par value $2.50, of BancGroup (the "BancGroup Common Stock") equal to $123.53 divided by the Market Value of BancGroup Common Stock. The Market Value will be the average of the closing prices of BancGroup Common Stock as reported on the New York Stock Exchange ("NYSE") on each of the ten consecutive trading days ending on the trading day that is the fifth trading date preceding the Effective Date of the Merger. Upon the conversion of FirstBank Common Stock into the right to receive BancGroup Common Stock, shareholders of FirstBank will cease to be shareholders of First Bank and will become shareholders of BancGroup. On the Effective Date, each share of common stock of CBG Corp., par value $1.00, outstanding and held by BancGroup, CBG Corp.'s sole shareholder, will be converted into one share of FirstBank Common Stock, so that BancGroup will be the sole and exclusive owner of the outstanding FirstBank Common Stock. Cash will be paid in lieu of fractional shares at the Market Value of such fractional shares. See "The Reorganization -- Conversion of FirstBank Common Stock." The shares of BancGroup Common Stock are listed on the NYSE. The closing price per share of the BancGroup Common Stock on the NYSE on June 22, 1998 was $30.125.

     Consummation of the Reorganization requires, among other things, the affirmative vote of the holders of at least 66 2/3% of the total outstanding shares of FirstBank Common Stock.

     BancGroup has filed a Registration Statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), to register the shares of the BancGroup Common Stock to be issued in connection with the Reorganization. This document constitutes a Proxy Statement of FirstBank in connection with the solicitation of proxies by FirstBank for the Special Meeting and a Prospectus of BancGroup with respect to the BancGroup Common Stock to be issued in the Reorganization. This Prospectus and accompanying form of proxy are first being mailed to shareholders of FirstBank on or about the date set forth below.
   THE BOARD OF DIRECTORS OF FIRSTBANK UNANIMOUSLY RECOMMENDS APPROVAL OF THE AGREEMENT AND THE OTHER MATTERS SET FORTH IN THE NOTICE OF SPECIAL MEETING OF
                                 SHAREHOLDERS.
                             ---------------------

   THE SECURITIES TO WHICH THIS PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

THE SHARES OF BANCGROUP COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                           OTHER GOVERNMENTAL AGENCY.

     The principal office and mailing address of FirstBank are 15150 Preston Road, Dallas, Texas 75248 (telephone 972-788-0007), and the principal office and mailing address of BancGroup are Colonial Financial Center, One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101 (telephone 334-240-5000).
               THE DATE OF THIS PROSPECTUS IS             , 1998.

                             AVAILABLE INFORMATION

     BancGroup is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by BancGroup, including proxy and information statements, can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain regional offices: 7 World Trade Center, 13th Floor, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; 1401 Brickell Avenue, Suite 200, Miami, Florida 33131; 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. D.C. 20549, at prescribed rates.

     The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as BancGroup, that file electronically with the Commission.

     The BancGroup Common Stock is listed for trading on the NYSE. Reports, including proxy and information statements, of BancGroup and other information may be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

     BancGroup has filed with the Commission a Registration Statement under the Securities Act to register the shares of BancGroup Common Stock being issued in connection with the Merger. This Prospectus omits certain information contained in the Registration Statement and exhibits thereto. Such Registration Statement, including the exhibits thereto, can be inspected at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such Registration Statement can be obtained at prescribed rates from the Commission at that address.

     The information in this Prospectus concerning BancGroup and its subsidiaries has been furnished by BancGroup, and the information concerning FirstBank has been furnished by FirstBank.

     This Prospectus contains certain forward-looking statements with respect to the financial condition, results of operations, and business of BancGroup, FirstBank and organizations BancGroup proposes to acquire following the consummation of the Reorganization and the proposed acquisition of other banking institutions (the "Other Pending Acquisitions"), including statements relating to the expected impact of the Reorganization and the Other Pending Acquisitions on BancGroup's financial performance. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among other things, the following possibilities: (i) expected cost savings from the Reorganization and the Other Pending Acquisitions, if any or all of such transactions are consummated, cannot be fully realized; (ii) deposit attrition, customer loss, or revenue loss following the Reorganization and the Other Pending Acquisitions is greater than expected; (iii) competitive pressure in the banking industry increases significantly; (iv) costs or difficulties related to the integration of the businesses of BancGroup and the institutions to be acquired are greater than expected; (v) changes in the interest rate environment reduce margins; (vi) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (vii) changes occur in the regulatory environment; (viii) changes occur in business conditions and the rate of inflation; and (ix) changes occur in the securities markets. Forward-looking earnings estimates, if any, included in this Prospectus have not been examined or compiled by the independent public accountants of BancGroup and FirstBank, nor have such accountants applied any procedures thereto. Accordingly, such accountants do not express an opinion or any other form of assurance on them. Further information on other factors that could affect the financial results of BancGroup after the Reorganization and the Other Pending Acquisitions is included in the filings with the Commission incorporated by reference herein. When used in this Prospectus, the words "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions as they relate to BancGroup (including its subsidiaries), FirstBank and organizations BancGroup proposes to acquire, or their management are intended to identify forward-looking statements.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANCGROUP OR FIRSTBANK. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANCGROUP OR FIRSTBANK SINCE THE DATE OF THIS PROSPECTUS OR THAT INFORMATION IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.

                      DOCUMENTS INCORPORATED BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS OF BANCGROUP BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE, WITHOUT CHARGE, UPON REQUEST FROM THE PERSONS SPECIFIED BELOW. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY BANCGROUP NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING.

     The following documents filed by BancGroup with the Commission are hereby incorporated by reference into this Prospectus:

          (1) BancGroup's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

          (2) BancGroup's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

          (3) BancGroup's Registration Statement on Form 8-A dated November 22, 1994, effective February 22, 1995, containing a description of the BancGroup Common Stock.

          (4) BancGroup's Reports on Form 8-K dated March 16, 1998, April 15, 1998 and June 2, 1998

          (5) The description of the current management and Board of Directors contained in the Proxy Statement pursuant to Section 14(a) of the Exchange Act for BancGroup's Annual Meeting of Shareholders held on April 15, 1998.

     All documents filed by BancGroup pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the Special Meeting, or, in the case of the exercise of employee stock options that are being assumed by BancGroup, prior to the exercise of such options, shall be deemed incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in another subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     BancGroup has entered into the Agreement with FirstBank regarding the Reorganization, including the Merger, described herein. Various provisions of the Agreement are summarized or referred to in this Prospectus, and are qualified in their entirety by reference to the Agreement which is incorporated by reference into this Prospectus and attached hereto as Appendix A.

     BancGroup will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of any such person, a copy of any and all of the documents which have been incorporated herein by reference but not delivered herewith (other than the exhibits to such documents unless specifically incorporated herein). Such request, in writing or by telephone, should be directed to W. Flake Oakley, IV, Secretary, The Colonial BancGroup, Inc., One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101 (telephone 334-240-5000).

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................     1
  General...................................................     1
  The Special Meeting.......................................     1
  The Companies.............................................     1
  The Reorganization........................................     1
  Interests of Certain Persons in the Reorganization........     2
  Vote Required.............................................     3
  Rights of Dissenting Shareholders.........................     3
  Conditions to the Reorganization..........................     4
  Amendment or Termination of Agreement.....................     5
  Comparative Rights of Shareholders........................     5
  Federal Income Tax Consequences...........................     5
  Accounting Treatment......................................     5
  Recent Per Share Market Prices............................     6
  Certain Legal Restrictions on Acquisitions of Control.....     7
  Per Share Data............................................     8
THE SPECIAL MEETING.........................................    10
  General...................................................    10
  Record Date; Shares Entitled to Vote; Vote Required for
     the Reorganization.....................................    10
  Solicitation, Voting and Revocation of Proxies............    11
  Effect of the Reorganization on Outstanding BancGroup
     Common Stock...........................................    11
THE REORGANIZATION..........................................    13
  General...................................................    13
  Background of the Reorganization..........................    13
  FirstBank's Board of Director's Reasons for Approving the
     Reorganization.........................................    13
  Recommendation of the Board of Directors of FirstBank.....    15
  BancGroup's Reasons for the Reorganization................    15
  Interests of Certain Persons in the Reorganization........    15
  Conversion of FirstBank Common Stock......................    16
  Surrender of FirstBank Common Stock Certificates..........    16
  Certain Federal Income Tax Consequences...................    17
  Other Possible Consequences...............................    18
  Conditions to Consummation of the Reorganization..........    18
  Amendment or Termination..................................    19
  Commitments with Respect to Other Offers..................    20
  Regulatory Approvals......................................    20
  Conduct of Business Pending the Reorganization............    22
  Rights of Dissenting Shareholders.........................    23
  Resale of BancGroup Common Stock Issued in the
     Reorganization.........................................    24
  Accounting Treatment......................................    25
  NYSE Reporting of BancGroup Common Stock Issued in the
     Reorganization.........................................    25
COMPARATIVE MARKET PRICES AND DIVIDENDS.....................    26
  BancGroup.................................................    26
  FirstBank.................................................    26

                                                              PAGE
                                                              ----
BANCGROUP CAPITAL STOCK AND DEBENTURES......................    27
  BancGroup Common Stock....................................    27
  Preference Stock..........................................    28
  1986 Debentures...........................................    28
  Other Indebtedness........................................    29
  Changes in Control........................................    29
COMPARATIVE RIGHTS OF SHAREHOLDERS..........................    31
  Director Elections........................................    31
  Removal of Directors......................................    31
  Voting....................................................    31
  Preemptive Rights.........................................    31
  Directors' Liability......................................    32
  Indemnification...........................................    32
  Special Meetings of Shareholders; Action Without a
     Meeting................................................    33
  Mergers, Share Exchanges and Sales of Assets..............    33
  Amendment of Certificate of Incorporation and Bylaws......    33
  Rights of Dissenting Shareholders.........................    34
  Preferred Stock...........................................    34
  Effect of the Reorganization on FirstBank Shareholders....    35
THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES...............    36
  Condensed Pro Forma Statement of Condition (Unaudited)....    36
FIRSTBANK...................................................    51
  Selected Financial Data...................................    51
BUSINESS OF BANCGROUP.......................................    62
  General...................................................    62
  Recently Completed and Other Proposed Business
     Combinations...........................................    62
  Year 2000 Compliance......................................    63
  Voting Securities and Principal Shareholders..............    64
  Security Ownership of Management..........................    65
  Management Information....................................    66
BUSINESS OF FIRSTBANK.......................................    67
  General...................................................    67
  Market Area...............................................    67
  Properties................................................    67
  Competition...............................................    67
  Year 2000 Compliance......................................    68
  Principal Holders of Common Stock.........................    68
ADJOURNMENT OF SPECIAL MEETING..............................    68
OTHER MATTERS...............................................    69
DATE FOR SUBMISSION OF BANCGROUP SHAREHOLDER PROPOSALS......    69
LEGAL MATTERS...............................................    69
EXPERTS.....................................................    69
INDEX TO FINANCIAL STATEMENTS...............................   F-1
APPENDIX A -- AGREEMENT AND PLAN OF REORGANIZATION..........   A-1
APPENDIX B -- ARTICLE 5.11 ET SEQ OF THE TEXAS BUSINESS
  CORPORATION ACT REGARDING DISSENTERS' RIGHTS..............   B-1

                                    SUMMARY

     The following provides a summary of certain information included in this Prospectus. This summary is qualified in its entirety by the more detailed information appearing elsewhere herein, the Appendices hereto and the documents incorporated herein by reference. Shareholders of FirstBank are urged to read this Prospectus, including the Appendices, in full.

GENERAL

     This Prospectus relates to the issuance of shares of BancGroup Common Stock in connection with the proposed Reorganization of FirstBank, BancGroup and CBG Corp., whereby CBG Corp. will be merged into FirstBank, and FirstBank will become a wholly-owned subsidiary of BancGroup.

THE SPECIAL MEETING

     The Special Meeting will be held at the principal offices of FirstBank, on
            , 1998, at 4:00 p.m., local time, for the purpose of considering and voting upon the Agreement and the Reorganization. Only holders of record of FirstBank Common Stock at the close of business on July 1, 1998 (the "Record Date") are entitled to the notice of and to vote at the Special Meeting. As of the Record Date, 340,000 shares of FirstBank Common Stock were issued and outstanding. See "The Special Meeting."

THE COMPANIES

     BancGroup. BancGroup is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). It was organized in Delaware in 1974 and has operated under its current name and management since 1981. BancGroup operates a wholly owned commercial banking subsidiary, Colonial Bank, in the states of Alabama, Georgia, Florida, Nevada and Tennessee. Colonial Bank conducts a full service commercial banking business through 134 branches in Alabama, five branches in Tennessee, 13 branches in Georgia, three branches in Nevada and 75 branches in Florida. BancGroup has also entered into agreements to acquire five additional banks. Colonial Mortgage Company, a subsidiary of Colonial Bank, is a mortgage banking company which services approximately $13.8 billion in residential loans and which originates residential mortgages in 34 states through four divisional offices. The numbers and amounts set forth above were calculated as of March 31, 1998. At March 31, 1998, BancGroup had consolidated total assets of $8.0 billion and consolidated shareholders' equity of $571.6 million.

     FirstBank. FirstBank is a Texas state chartered bank with a single location in Dallas, Texas. At March 31, 1998, FirstBank had total assets of $162.9 million, total deposits of $138.1 million and total shareholders' equity of approximately $8.8 million. See "Business of FirstBank."

THE REORGANIZATION

     The Agreement provides for the Reorganization of FirstBank, BancGroup and CBG Corp. and the Merger of CBG Corp. with and into FirstBank. FirstBank will be the surviving corporation in the Merger and will become a wholly owned subsidiary of BancGroup. On the Effective Date, each share of FirstBank Common Stock will be converted by operation of law into the right to receive a number of shares of BancGroup Common Stock equal to $123.53 divided by the Market Value of BancGroup Common Stock. The Market Value will be the average of the closing prices of BancGroup Common Stock as reported on the NYSE on each of the ten consecutive trading days ending on the trading day that is the fifth trading date preceding the Effective Date of the Merger. Upon the conversion of FirstBank Common Stock into the right to receive BancGroup Common Stock, shareholders of FirstBank will cease to be shareholders of First Bank and will become shareholders of BancGroup. On the Effective Date, each share of common of CBG Corp., par value $1.00, outstanding and held by BancGroup, CBG Corp.'s sole shareholder, will be converted into one share of FirstBank Common Stock, so that BancGroup will be the sole and exclusive owner of the outstanding FirstBank Common Stock.

     No fractional shares of BancGroup Common Stock will be issued in the Reorganization. Each shareholder of FirstBank otherwise entitled to receive a fractional share of BancGroup Common Stock will receive instead a cash payment (without interest) equal to such fractional share multiplied by the Market Value.

     Promptly after the Effective Date, FirstBank shareholders will be given notice of the consummation of the Reorganization and instructions for the exchange of such shareholders' certificates representing shares of FirstBank Common Stock for certificates representing shares of BancGroup Common Stock. Certificates for the shares of BancGroup Common Stock issued will not be distributed or dividends paid on such shares until shareholders surrender their certificates representing their shares of FirstBank Common Stock in accordance with those instructions. FIRSTBANK SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE INSTRUCTIONS.

     See "The Reorganization -- Conversion of FirstBank Common Stock," "-- Surrender of FirstBank Common Stock Certificates."

     For certain information concerning dissenters' rights, voting at the Special Meeting, and management of BancGroup and FirstBank, see "The Reorganization -- Rights of Dissenting Shareholders," "-- Conversion of FirstBank Common Stock;" "The Special Meeting -- Solicitation, Voting and Revocation of Proxies," "-- Record Date; Shares Entitled to Vote; Vote Required;" "Business of BancGroup -- Voting Securities and Principal Stockholders," "-- Security Ownership of Management;" and "Business of FirstBank -- Principal Holders of Common Stock."

RECOMMENDATION OF FIRSTBANK'S BOARD OF DIRECTORS

     The Board of Directors of FirstBank has unanimously approved the Agreement. THE BOARD OF DIRECTORS OF FIRSTBANK BELIEVES THAT REORGANIZATION, INCLUDING THE MERGER, IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF FIRSTBANK AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AGREEMENT AND THE OTHER MATTERS SCHEDULED TO COME BEFORE THE MEETING. For a discussion of the factors considered by the Board of Directors in reaching its conclusions, see "The Reorganization -- Background of the Reorganization" and "-- FirstBank's Board of Director's Reasons for Approving the Reorganization."

INTERESTS OF CERTAIN PERSONS IN THE REORGANIZATION

     Certain members of FirstBank's management and its Board of Directors have interests in the Reorganization in addition to, or different from, the interests of shareholders of FirstBank generally. These interests relate to certain agreements and arrangements described below.

     Roy Gene Evans, FirstBank's Chairman, has entered into a one-year consulting agreement with BancGroup pursuant to which Mr. Evans will, among other things, provide certain consulting services to BancGroup and will agree not to compete with FirstBank or BancGroup during the term of the agreement. Mr. Evans will receive $250,000 total compensation under the terms of the agreement.
D. Michael Redden, FirstBank's President and Chief Executive Officer, has entered into a three-year employment and non-competition agreement with BancGroup to serve as FirstBank's Chief Executive Officer after the Effective Date. The agreement provides, among other things, that Mr. Redden will receive annual compensation not less than his current compensation from FirstBank, options to acquire 20,000 shares of BancGroup common stock at an exercise price equal to the Market Value and vesting ratably over a three year period and the right to participate in BancGroup's discretionary cash bonus and stock option plans. The remaining employees of FirstBank will be asked to enter into one-year non-competition agreements which provide for aggregate consideration to all employees as a group of an amount not to exceed $500,000 and not in excess of one year's compensation as to any one employee. Execution of these agreements by Mark Wells and Debra Windham, who are executive officers and directors of FirstBank is a condition to consummation of this Merger.

     On the Effective Date and subject to the existing agreements discussed above, all employees of FirstBank will, at BancGroup's option, remain employees of FirstBank, a wholly owned subsidiary of BancGroup, become employees of BancGroup or its other subsidiaries, or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of the Agreement. All employees of FirstBank who remain employees of FirstBank, a wholly owned subsidiary of BancGroup, or become employees of BancGroup or its subsidiaries on the Effective Date will be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

     Except as indicated above, none of the directors or executive officers of FirstBank, and no associate of any such person, has any substantial direct or indirect interest in the Reorganization, other than an interest arising from the ownership of FirstBank Common Stock.

     See "The Reorganization -- Interests of Certain Persons in the Reorganization."

VOTE REQUIRED

     Under Texas law, the Agreement, the Reorganization and the Merger must be approved by the affirmative vote of the holders of at least 66 2/3% of the 340,000 outstanding shares. Each share of FirstBank Common Stock is entitled to one vote on the Agreement, the Reorganization and the Merger. Approval of the Agreement and the Reorganization (including the Merger) by BancGroup shareholders is not required under Delaware, Alabama, Texas or other applicable law, or the rules of the NYSE on which the BancGroup Common Stock is listed. See "The Special Meeting."

     Only holders of record of FirstBank Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. As of such date, 340,000 shares of FirstBank Common Stock were issued and outstanding. As of the Record Date, the directors and executive officers of FirstBank beneficially owned approximately 200,282 shares (58.9%) of the outstanding shares of FirstBank Common Stock. As of the same date, the directors, executive officers and affiliates of BancGroup held no shares of FirstBank Common Stock. See "The Special Meeting."

     As of the Record Date, the directors of FirstBank beneficially owned 200,282 shares of FirstBank Common Stock representing approximately 58.9% of the outstanding shares and have agreed with BancGroup to vote their shares in favor of the Agreement. See "The Special Meeting." As of February 27, 1998, directors and executive officers of BancGroup beneficially owned in the aggregate 4,965,923 shares of BancGroup Common Stock representing approximately 10.24% of BancGroup's outstanding shares.

     Proxies should be returned to FirstBank in the envelope enclosed herewith. Shareholders of FirstBank submitting proxies may revoke their proxies by (i) giving notice of such revocation in writing to the Secretary of FirstBank at or prior to the Special Meeting, (ii) by executing and delivering a proxy bearing a later date to the Secretary of FirstBank at or prior to the Special Meeting, or
(iii) by attending the Special Meeting and voting in person. Because approval of the Agreement, the Reorganization and the Merger requires the approval of at least 66 2/3% of the 340,000 outstanding shares of FirstBank Common Stock, failure to submit a proxy or failure to vote in person at the Special Meeting will have the same effect as a negative vote. See "The Special
Meeting -- Solicitation, Voting and Revocation of Proxies."

RIGHTS OF DISSENTING SHAREHOLDERS

     Holders of FirstBank Common Stock are entitled to exercise dissenters' rights of appraisal pursuant to Section 32.303 of the Texas Finance Code and
Article 5.11 et seq. of the Texas Business Corporation Act (the "TBCA"). A holder of FirstBank Common Stock who votes against the Agreement and the Reorganization and otherwise complies with the procedures established by these statutory provisions is entitled to demand the fair value of such shareholders FirstBank Common Stock in cash, subject to a condition of the Agreement which conditions completion of the Reorganization on exercise of dissenters' rights by holders of an aggregate of less than 10% of the total shares of FirstBank Common Stock outstanding. See "The Reorganization -- Dissenters' Rights." Shareholders who exercise dissenters' rights will not have the same tax treatment as

FirstBank shareholders whose FirstBank Common Stock is converted into BancGroup stock. See "The Reorganization -- Certain Federal Income Tax Consequences."

CONDITIONS TO THE REORGANIZATION

     The parties' respective obligations to consummate the Merger are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The obligations of FirstBank and BancGroup to consummate the Reorganization are conditioned upon, among other things, (i) the approval of the Agreement, the Reorganization and the Merger by the holders of at least 66 2/3% of the 340,000 outstanding shares ; (ii) the approval of the Reorganization and/or the Merger by the Board of Governors of the Federal Reserve Board (the "Federal Reserve"), by the Federal Deposit Insurance Corporation (the "FDIC") and by the Texas Banking Commissioner (the "Texas Commissioner"); (iii) each party's having obtained consents of third parties required for the consummation of the Reorganization or for the prevention of default under material contracts or permits of such party; (iv) the Registration Statement of which this Prospectus forms a part having become effective, with no stop order or proceedings for such purpose suspending the effectiveness of the Registration Statement pending or in effect; (v) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the Reorganization or in which it is sought to obtain divestiture, rescission or damages in connection with the Reorganization; (vi) the absence of any investigation by any governmental agency which might result in any such proceeding; (vii) consummation of the Reorganization no later than December 31, 1998; (vii) receipt of an opinion of Coopers & Lybrand L.L.P. regarding certain tax matters; and, (ix) receipt of opinions of counsel.

     The obligation of FirstBank to consummate the Reorganization is further subject to several other conditions, including, among others: (i) the absence of any material adverse change in the financial condition or affairs of BancGroup;
(ii) the shares of BancGroup Common Stock to be issued under the Agreement having been approved for listing on the NYSE; and (iii) the accuracy in all material respects of the representations and warranties of BancGroup contained in the Agreement and the performance by BancGroup of all of its covenants and agreements under the Agreement.

     The obligation of BancGroup to consummate the Reorganization is subject to several other conditions, including, among others: (i) the absence of any material adverse change in the financial condition or affairs of FirstBank; (ii) the number of shares as to which holders of FirstBank Common Stock exercise dissenters' rights not exceeding 10% of the outstanding shares of FirstBank Common Stock; (iii) the receipt of a letter from Coopers & Lybrand L.L.P. concurring with the conclusions of BancGroup's and FirstBank's management that no conditions exist with respect to each company which would preclude accounting for the Merger as a pooling of interests; (iv) the accuracy in all material respects of the representations and warranties of FirstBank contained in the Agreement, and the performance by FirstBank of all of its covenants and agreements under the Agreement; (v) the execution and delivery of certain consulting, employment, and non-competition agreements by the Chairman, the President and other employees of FirstBank; and, (vi) the receipt by BancGroup of certain undertakings from holders of FirstBank Common Stock who may be deemed to be "affiliates" of FirstBank pursuant to the rules of the Commission.

     Applications for appropriate regulatory approvals by the Federal Reserve, the FDIC and the Texas Commissioner were filed with such agencies on
            , 1998. The Federal Reserve's approval was received on or about
               1998, and approvals of the FDIC and the Texas Commissioner are anticipated before the Special Meeting. It is currently anticipated that the Reorganization will be consummated during the third quarter of 1998. No assurance can be provided that the necessary shareholder and regulatory approvals can be obtained or that the other conditions precedent to the Reorganization can or will be satisfied.

     See "The Reorganization -- Conditions to Consummation of the
Reorganization" and "-- Regulatory Approvals."

AMENDMENT OR TERMINATION OF AGREEMENT

     To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties. Such amendments may require the filing with the Commission of an amendment of the Registration Statement, of which this Prospectus forms a part. The Agreement may be terminated at any time prior to or on the Effective Date, whether before or after approval of the Agreement by the shareholders of FirstBank, by the mutual consent of the respective Boards of Directors of FirstBank and BancGroup, or by the Board of Directors of either BancGroup or FirstBank under certain circumstances including, but not limited to, the failure of the transactions contemplated by the Agreement to be consummated on or prior to December 31, 1998, if such failure to consummate is not caused by any breach of the Agreement by the party electing to terminate. See "The Reorganization -- Amendment or Termination of Agreement."

COMPARATIVE RIGHTS OF SHAREHOLDERS

     The rights of the holders of the FirstBank Common Stock may be different from the rights of the holders of the BancGroup Common Stock. A discussion of these rights and a comparison thereof are set forth at "Comparative Rights of Shareholders."

FEDERAL INCOME TAX CONSEQUENCES

     The Reorganization is intended to qualify as a "reorganization" for federal income tax purposes under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code"). No ruling with respect to the federal income tax consequences of the Reorganization to FirstBank's shareholders will be requested from the Internal Revenue Service (the "IRS"). FirstBank has received an opinion from Coopers & Lybrand L.L.P., that, among other things, a shareholder of FirstBank who exchanges shares of FirstBank Common Stock for BancGroup Common Stock will not recognize gain, except that shareholders of FirstBank will recognize gain to the extent such shareholders receive cash in lieu of fractional shares of BancGroup Common Stock. Shareholders who receive cash for their shares of FirstBank Common Stock upon perfection of dissenters' rights also will realize gain or loss for federal income tax purposes with respect to such shares. See "Approval of the Reorganization -- Certain Federal Income Tax Consequences." Tax consequences of the Reorganization for individual tax payers can vary, however, and FirstBank shareholders are urged to consult their own tax advisors as to the specific tax consequences of the Reorganization to them.

ACCOUNTING TREATMENT

     The Reorganization will be treated as a "pooling-of-interests" transaction by BancGroup for accounting purposes. See "The Reorganization -- Accounting Treatment."

RECENT PER SHARE MARKET PRICES

     FirstBank. There is no established public trading market for the FirstBank Common Stock. The shares of FirstBank Common Stock are not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions. Management of FirstBank is aware of certain transactions in shares of FirstBank that have occurred since January 1, 1996, although there may have been transactions in FirstBank shares which have not been submitted for registration and transfer. The following table sets forth the trading prices for the shares of FirstBank Common Stock that have occurred since January 1, 1996 for transactions in which the trading prices are known to management of
FirstBank:

                                                              PRICE PER SHARE
                                                              OF COMMON STOCK
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
1996
First Quarter...............................................  $17.50   $17.50
Second Quarter..............................................
Third Quarter...............................................
Fourth Quarter..............................................
1997
First Quarter...............................................  $24.73   $24.73
Second Quarter..............................................
Third Quarter...............................................
Fourth Quarter..............................................
1998
First Quarter...............................................

     BancGroup. BancGroup Common Stock is listed for trading on the NYSE under the symbol "CNB." The following table indicates the high and low closing prices of the BancGroup Common Stock as reported on the NYSE for the last two full fiscal years and the first quarter of 1998.

                                                              PRICE PER SHARE OF
                                                               COMMON STOCK(1)
                                                              ------------------
                                                                HIGH       LOW
                                                              --------   -------
1996
First Quarter...............................................  $18   1/4  $15
Second Quarter..............................................   18  1/16   15  5/8
Third Quarter...............................................   17  15/16   15  5/8
Fourth Quarter..............................................   20   1/8   17 3/18
1997
First Quarter...............................................   24         18  2/3
Second Quarter..............................................   24   7/8   22
Third Quarter...............................................   29  3/16   24  1/4
Fourth Quarter..............................................   35  1/16   28 15/16
1998
First Quarter...............................................   36  1/4    31 1/2
Second Quarter (through June 17, 1998)......................   37  9/16   29 1/2

---------------

(1) Restated to reflect the impact of a two-for-one stock split effected in the form of a 100% stock dividend paid February 11, 1997.

     On May 4, 1998, the business day immediately prior to the public announcement of the Reorganization, the closing price of the BancGroup Common Stock on the NYSE was $35.0625 per share. The following table presents the market value of BancGroup Common Stock per share on that date, and the per share market value and equivalent per share value of FirstBank Common Stock on that date:

                                           BANCGROUP         FIRSTBANK        EQUIVALENT
                                            COMMON            COMMON           BANCGROUP
                                           STOCK(1)          STOCK(2)       COMMON STOCK(3)
                                        ---------------   ---------------   ---------------
Comparative Market Value..............     $35.0625           $24.73            $123.53

---------------

(1) Closing price as reported by the NYSE on May 4, 1998.
(2) There is no established public trading market for the shares of FirstBank Common Stock. The value shown is the price at which shares of FirstBank Common Stock were sold in February, 1997, which was the last sale price prior to the public announcement of the Reorganization on May 4, 1998, of which management of FirstBank is aware.

(3) The ten-day average of the closing price of BancGroup Common Stock, calculated in the same manner as the Market Value will be calculated, was $36.83125 on May 4, 1998. Therefore, if the Merger had closed on May 4, 1998, 3.3539 ($123.53 divided by $36.83125) shares of BancGroup Common Stock would have been exchanged for each share of FirstBank Common Stock.

     See "Comparative Market Prices and Dividends."

CERTAIN LEGAL RESTRICTIONS ON ACQUISITIONS OF CONTROL

     Certain restrictions under Delaware law prevent a person who beneficially owns 15% or more of the BancGroup Common Stock from engaging in a "business combination" with BancGroup unless certain conditions are satisfied. Also, the Change in Bank Control Act of 1978 prohibits a person from acquiring "control" of BancGroup unless certain notice provisions with the Federal Reserve have been satisfied.

     BancGroup's Restated Certificate of Incorporation (the "BancGroup Certificate") and Bylaws (the "BancGroup Bylaws") also contain provisions which may deter or prevent a takeover of BancGroup that is not supported by BancGroup's Board of Directors. These provisions include: (i) a classified board of directors, (ii) super majority voting requirements for certain "business combinations" that exceed the provisions of Delaware law described above, (iii) flexibility for the Board of Directors to consider non-economic and other factors in evaluating a "business combination," (iv) inability of shareholders to call special meetings and act by written consent, and (v) certain advance notice provisions for the conduct of business at shareholder meetings.

     See "BancGroup Capital Stock and Debentures" and "Comparative Rights of Shareholders."

PER SHARE DATA

     The table below presents on a per share basis the book value, cash dividends and income from continuing operations of BancGroup and FirstBank on a historical basis and on a pro forma equivalent basis assuming consummation of the Merger. Certain information from the table has been taken from the condensed pro forma statements of condition and income included elsewhere in this document. The table should be read in conjunction with these pro forma statements.

                                                               THREE MONTHS     THREE MONTHS     YEAR     YEAR     YEAR
                                                                  ENDED            ENDED        ENDED    ENDED    ENDED
                                                              MARCH 31, 1998   MARCH 31, 1997    1997     1996     1995
                                                              --------------   --------------   ------   ------   ------
BancGroup -- Historical (as restated*):
Net Income
    Basic...................................................      $ 0.38           $ 0.42       $ 1.77   $ 1.31   $ 1.27
    Diluted.................................................        0.37             0.41         1.72     1.27     1.18
Book value at end of period.................................       11.88            10.64        11.52    10.23     9.38
Dividends per share:
    Common Stock............................................        0.17             0.15         0.60     0.54   0.3375
    Common A(a).............................................                                                      0.1125
    Common B(a).............................................                                                      0.0625
FirstBank
Net Income
  Historical:
    Basic...................................................        2.75             0.99         8.19     4.27     3.35
    Diluted.................................................        2.75             0.99         8.19     4.27     3.35
  Pro forma equivalent assuming combination with FirstBank
   and completed business combination(b):
    Basic...................................................        1.43             1.54         6.57     4.92     4.66
    Diluted.................................................        1.39             1.50         6.38     4.73     4.36
  Pro forma equivalent assuming combination with FirstBank,
   completed business combination and other probable
   business combinations(b):
    Basic...................................................        1.43             1.54         6.53     4.88     4.62
    Diluted.................................................        1.39             1.50         6.35     4.69     4.32
Book value at end of period
  Historical................................................       25.84            19.17        24.32    19.02    15.28
  Pro forma equivalent assuming combination with FirstBank
   and completed business combination(b)....................       44.15              N/A          N/A      N/A      N/A
  Pro forma equivalent assuming combination with FirstBank,
   completed business combination and other probable
   business combinations(b).................................       43.53              N/A          N/A      N/A      N/A
Dividends per share
  Historical................................................          --               --           --       --       --
  Pro forma equivalent assuming combination with FirstBank
   and completed business combination(b)....................        0.64             0.56         2.25     2.03     1.69
  Pro forma equivalent assuming combination with FirstBank,
   completed business combination and other probable
   business combinations(c).................................        0.64             0.56         2.25     2.03     1.69
BancGroup-Pro Forma Combined (FirstBank and completed
  business combination):
Net Income
    Basic...................................................        0.38             0.41         1.75     1.31     1.24
    Diluted.................................................        0.37             0.40         1.70     1.26     1.16
Book value at end of period.................................       11.76              N/A          N/A      N/A      N/A
BancGroup-Pro Forma Combined (FirstBank, completed business
  combination and other probable business combinations):
Net Income
    Basic...................................................        0.38             0.41         1.74     1.30     1.23
    Diluted.................................................        0.37             0.40         1.69     1.25     1.15
Book value at end of period.................................       11.59              N/A          N/A      N/A      N/A

---------------

* Restated to give retroactive effect to the February 1998 pooling-of-interests method business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.

N/A Not applicable due to pro forma balance sheet being presented only at March 31, 1998 which assumes the transaction consummated on the latest balance sheet data in accordance with Rule 11.02(b) of Regulation S-X.
(a) Before February 21, 1995, BancGroup had two classes of common stock outstanding, Class A and Class B. Class B was not publicly traded. Class A was traded on the Nasdaq National Market System under the symbol of "CLBGA" until February 24, 1995. On February 21, 1995, the Class A and Class B common stock were reclassified into the BancGroup Common Stock. Trading on the NYSE commenced on February 24, 1995.
(b) Pro forma equivalent per share amounts are calculated by multiplying the pro forma combined total income per share and the pro forma combined total book value per share of BancGroup by the conversion ratio so that the per share amounts are equated to the respective values for one share of FirstBank. For these pro forma equivalent per share amounts, a 3.7554 BancGroup common stock conversion ratio is utilized.
(c) Pro forma equivalent dividends per share are shown at BancGroup's Common Stock dividend per share rate multiplied by the 3.7554 conversion ratio per share of FirstBank common stock (see note (a)). BancGroup presently contemplates that dividends will be declared in the future. However, the payment of cash dividends is subject to BancGroup's actual results of operations as well as certain other internal and external factors. Accordingly, there is no assurance that cash dividends will either be declared and paid in the future, or, if declared and paid, that such dividends will approximate the pro forma amounts indicated.

                              THE SPECIAL MEETING

GENERAL

     This Prospectus is being furnished to the shareholders of FirstBank in connection with the solicitation of proxies by the Board of Directors of FirstBank for use at the Special Meeting and any adjournments or postponements thereof. The purpose of the Special Meeting is to consider and vote upon the Agreement which provides for the proposed Reorganization of FirstBank, BancGroup and CBG Corp., including the Merger of CBG Corp. with and into FirstBank, with FirstBank to be the surviving corporation in the Merger as a wholly owned subsidiary of BancGroup and on other matters ancillary to the Merger.

     THE BOARD OF DIRECTORS OF FIRSTBANK BELIEVES THAT THE REORGANIZATION, INCLUDING THE MERGER, IS IN THE BEST INTERESTS OF FIRSTBANK AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AGREEMENT (ITEM 1 ON THE PROXY CARD) AND "FOR" THE OTHER MATTERS SCHEDULED TO COME BEFORE THEM AT THE SPECIAL MEETING (ITEMS 2 AND 3 ON THE PROXY CARD).

     This Prospectus is also furnished by BancGroup in connection with the offer of shares of BancGroup Common Stock to be issued in the Reorganization. No vote of BancGroup shareholders is required to approve the Reorganization, including the Merger.

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED FOR THE REORGANIZATION

     The Board of Directors of FirstBank has fixed the close of business on July 1, 1998, as the Record Date for determination of shareholders entitled to vote at the Special Meeting. As of the Record Date, there are expected to be 30 record holders of FirstBank Common Stock and 340,000 shares of FirstBank Common Stock outstanding, each entitled to one vote per share.

     The presence at the Special Meeting, in person or by proxy, of the holders of 170,001 of the outstanding shares of FirstBank Common Stock on the Record Date is necessary to constitute a quorum for the transaction of business at the Special Meeting. In the absence of a quorum, the Special Meeting may be postponed from time to time until FirstBank shareholders holding the requisite number of shares of FirstBank Common Stock are represented in person or by proxy. If a quorum is present, the affirmative vote of the holders of at least 66 2/3% of the total outstanding shares is required to approve the Agreement and the proposed increase in the number of authorized shares; the vote of 67% of the total shares is required to terminate the Shareholders Agreement. Broker nonvotes and abstentions will not be counted as votes cast "FOR" or "AGAINST" the proposal to approve the Agreement, and, as a result, such non-votes will have the same effect as votes cast "AGAINST" the Agreement. Each holder of record of shares of FirstBank Common Stock is entitled to cast, for each share registered in his or her name, one vote on the Agreement as well as on each other matter presented to a vote of shareholders at the Special Meeting.

     Assuming the Reorganization is consummated, a dissenting shareholder will be entitled to receive for each share of FirstBank Common Stock as to which dissenters' rights are perfected the fair value of such shares in cash as determined pursuant to applicable statutory provisions.

     As of the Record Date, directors of FirstBank owned 200,282 shares of FirstBank Common Stock representing approximately 58.9% of the outstanding shares. These individuals have agreed with BancGroup to vote their shares in favor of the Reorganization. As of the Record Date, the directors, executive officers and affiliates of BancGroup held no shares of FirstBank Common Stock.

     If the Agreement is approved at the Special Meeting, CBG Corp. is expected to merge with and into FirstBank, with FirstBank to be the surviving corporation as a wholly owned subsidiary of BancGroup, promptly after the other conditions to the Agreement are satisfied. See "The Reorganization -- Conditions to Consummation of the Reorganization."

     THE BOARD OF DIRECTORS OF FIRSTBANK URGES THE SHAREHOLDERS OF FIRSTBANK TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE AND UNANIMOUSLY RECOMMENDS THAT THE SHARES REPRESENTED BY THE

PROXY BE VOTED IN FAVOR OF THE AGREEMENT AND THE OTHER MATTERS SCHEDULE TO COME BEFORE THE MEETING.

SOLICITATION, VOTING AND REVOCATION OF PROXIES

     In addition to soliciting proxies by mail, directors, officers and other employees of FirstBank, without receiving special compensation therefor, may solicit proxies from FirstBank's shareholders by telephone, by telegram or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of FirstBank Common Stock.

     FirstBank will bear the cost of mailing this Prospectus and other materials furnished to shareholders of FirstBank. It will also pay all other expenses of solicitation of proxies, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of FirstBank, mail material to, or otherwise communicate with, beneficial owners of the shares held by them. BancGroup will pay all expenses incident to the registration of the BancGroup Common Stock to be issued in connection with the Reorganization.

     Shares of FirstBank Common Stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless properly revoked, will be voted in accordance with the instructions on the proxy. If a proxy is signed and returned without any voting instructions, shares of FirstBank Common Stock represented by the proxy will be voted "FOR" the proposal to approve the Agreement and the other matters scheduled to come before the Special Meeting and in accordance with the determination of the majority of the Board of Directors of FirstBank as to any other matter which may properly come before the Special Meeting, including any adjournment or postponement thereof. A shareholder may revoke any proxy given pursuant to this solicitation by: (i) delivering to the Cashier of FirstBank, prior to or at the Special Meeting, a written notice revoking the proxy; (ii) delivering to the Cashier of FirstBank, at or prior to the Special Meeting, a duly executed proxy relating to the same shares and bearing a later date; or (iii) voting in person at the Special Meeting. Attendance at the Special Meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of FirstBank's proxies should be addressed to:

                                   FIRSTBANK
                                     15150 Preston Road
                                     Dallas, Texas 75248
                                     Attention: Debra Windham

     Proxies marked as abstentions and shares held in a street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Such proxies will, however, be counted for purposes of determining whether a quorum is present at the Special Meeting.

     The Board of Directors of FirstBank is not aware of any business to be acted upon at the Special Meeting other than consideration of the Agreement and the Reorganization an increase in the number of authorized shares of common stock of FirstBank and termination of the FirstBank Shareholders' Agreement described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act on such matters according to their best judgment. Proxies voted in favor of approval of the Agreement and the other matters schedule to come before the Special Meeting, or proxies as to which no voting instructions are given, will be voted to adjourn the Special Meeting, if necessary, in order to solicit additional proxies in favor of approval of the Agreement. Proxies voted against approval of the Agreement and abstentions will not be voted for an adjournment. See "Adjournment of the Special Meeting."

EFFECT OF THE REORGANIZATION ON OUTSTANDING BANCGROUP COMMON STOCK

     Assuming that no dissenters' rights of appraisal are exercised in the Reorganization and that the Market Value of BancGroup Common Stock is $31.83125 on the Effective Date, BancGroup will issue 1,319,472 shares of BancGroup Common Stock to the shareholders of FirstBank pursuant to the Reorganization. (As of

June 17, 1998, the ten-day average of closing prices for BancGroup Common Stock was $31.83125.) Based on those assumptions, the 1,319,472 shares of BancGroup Common Stock would represent approximately 2.62% of the total number of shares of BancGroup Common Stock outstanding following the Reorganization, not counting any additional shares BancGroup may issue.

                               THE REORGANIZATION

     The following sets forth a summary of the material provisions of the Agreement and the transactions contemplated thereby. The description does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Appendix A, and certain provisions of Texas law relating to the, a copy of which is attached hereto as Appendix B. All FirstBank shareholders are urged to read the Agreement and the Appendices in their entirety.

GENERAL

     The Agreement provides that, subject to approval by the shareholders of FirstBank, receipt of necessary regulatory approval and satisfaction of certain other conditions described below at "-- Conditions to Consummation of the Reorganization," CBG Corp. will merge with and into FirstBank. Upon completion of the Merger, the corporate existence of CBG Corp. will cease, and FirstBank will succeed to the business formerly conducted by CBG Corp. as a subsidiary of BancGroup. In consideration of the Reorganization, issued and outstanding shares of FirstBank Common Stock will be converted into the right to receive shares of BancGroup Common Stock, and, on the Effective Date, shareholders of FirstBank will become shareholders of BancGroup as described below at "-- Conversion of FirstBank Common Stock" and "-- Surrender of FirstBank Common Stock Certificates."

BACKGROUND OF THE REORGANIZATION

     The banking industry both nationally and in Texas has for several years been characterized by aggressive consolidation as regulatory barriers to operating in multiple states have been lowered and technology costs, expansion of products and services offered by banks and other competitive considerations have given larger organizations some operating and cost advantages. At the same time, due to the attractiveness of the Texas economy in general and the Dallas economy in particular, many out-of-state based organizations have determined to enter or increase their presence in this market.

     While FirstBank's Board of Directors and management never decided to affirmatively seek out potential acquisition proposals, due to these national industry trends and local market conditions, FirstBank has received a number of unsolicited inquiries from organizations interested in discussing an acquisition of FirstBank and has held preliminary discussions with certain of those parties.

     FirstBank was initially approached by BancGroup in February 1998 through an investment banking firm working for BancGroup. Preliminary discussions between Messrs. Evans and Redden and BancGroup's management indicated that the two organizations appeared to share compatible objectives and philosophies, that the terms of the transaction would be as favorable or more favorable to FirstBank's shareholders than the other proposals management had received, and that an affiliation with BancGroup could help solidify and enhance FirstBank's competitive position in the Dallas market.

     In discussions that continued into April 1998, FirstBank's management sought and obtained from BancGroup an increase in the initial value proposed by BancGroup and BancGroup's agreement that the value would be fixed and not dependent on the price of BancGroup's stock at closing. Subsequently, FirstBank deferred actively pursuing discussions with other potential acquirers which had indicated an interest in acquiring FirstBank because their proposed values did not compare favorably to BancGroup's proposal based on the total value and, in some cases, on the perceived attractiveness or liquidity of securities to be issued in exchange for FirstBank's stock. No other potential acquirer indicated an interest at a value greater than that ultimately proposed by BancGroup. Management of FirstBank also perceived BancGroup's proposal to be preferable because BancGroup's management philosophies were similar to FirstBank's and so presented a low risk of potential employee or customer disruption and, consequently, a lower risk that the transaction would not be completed.

     In April 1998 the Board of Directors reviewed and gave preliminary approval to a non-binding term sheet submitted by BancGroup, and BancGroup completed a favorable due diligence review of FirstBank's operations and financial records. On May 5, 1998 the Board of Directors unanimously approved the

Agreement following extensive discussions and analysis outside of formal meetings and presentations on the terms of the Agreement by management and counsel for FirstBank.

FIRSTBANK'S BOARD OF DIRECTOR'S REASONS FOR APPROVING THE REORGANIZATION

     In connection with its evaluation of the Reorganization and its ultimate decision to approve the Reorganization, FirstBank's Board of Directors considered the near and long term prospects of FirstBank and the interests of its shareholders as well as the impact of the transaction on FirstBank's employees, customers and community. The conclusion of the Board of Directors was that the Reorganization and affiliation with BancGroup were consistent with the interests of FirstBank and each of these constituent groups for the reasons discussed below.

     With respect to FirstBank itself, the Board of Directors and management recognized that FirstBank had been successful and a strong competitor in niche markets, but that its ability to compete against other larger competitors with respect to a broader market segment was limited by its size, capital base, single location and other factors. Affiliation with a larger, multi-state organization gave FirstBank the ability to expand its capabilities and locations in Texas, to offer a broader array of services to customers and an enhanced ability to compete for national customers, access to broader capital markets, and access to technology systems not otherwise available to it. The Board of Directors and management evaluated BancGroup's management philosophy and found it consistent with FirstBank's own priority on high customer service standards.

     The Board of Directors also believes the Reorganization is in the best interests of FirstBank's shareholders and believes the consideration to be received by them in the Reorganization is fair. In making this evaluation, the Board of Directors and management had access to and considered FirstBank's historical and projected operating results, publicly available information on BancGroup's own financial performance and condition, evaluations of BancGroup's stock by several financial analysts, information on comparable transactions involving both BancGroup and other organizations active in acquiring community banks, and information on the volume of trading and price trends of BancGroup's stock.

     FirstBank's Board of Directors took into consideration the fact that liquidity for its stock is extremely limited and viewed favorably the fact that BancGroup's stock is listed on the New York Stock Exchange and that trading volumes appeared sufficient to afford former FirstBank shareholders reasonable liquidity in the event they desired to sell stock received in the Reorganization.

     With respect to value, the Board of Directors considered retaining an outside financial advisor to assist it in evaluating the fairness of the Merger consideration, but decided not to do so because the Board of Directors and management owned approximately 60% of the stock of FirstBank and so adequately represented the shareholders as a group, outside directors comprised a majority of the Board of Directors, and the Board of Directors and management had access to and the ability to analyze substantially all the information that would have been available to an outside financial advisor. The Board of Directors also did not regard the Employment Agreement, Consulting Agreement, or Non-Competition Agreements to be entered into by Messrs. Redden, Evans and Wells and Ms. Windham to present material conflicts with the interests of shareholders generally given the terms of these agreements and the relatively large amounts of stock owned by those management directors.

     In assessing the adequacy and fairness of the consideration to be received by FirstBank shareholders in the Reorganization, the Board of Directors considered all of the unsolicited preliminary proposals which had been received by FirstBank over a several month period, including several which were received after preliminary discussions with BancGroup had begun. If also considered summaries of the financial terms of a number of other community and other bank acquisitions in transactions involving both BancGroup and other banking organizations. Based on ratios of the value of the Merger Consideration to be received by FirstBank stockholders to FirstBank's book value, earnings, deposits and assets, when adjusted to take into account FirstBank's treatment as a Subchapter "S" corporation for federal income tax purposes, the terms of the Agreement and the value of the consideration compare favorably to the average of such ratios for other similar transactions and are comparable to the ratios in transactions involving high performing community banks.

Additionally, no other potential acquirers which had approached FirstBank had proposed terms which were more favorable to FirstBank's shareholders than BancGroup's proposal.

     The Board of Directors did not regard the provisions of the Agreement which limited their rights to solicit, or in some cases to consider, other proposals to be likely to come into effect or to be detrimental to shareholders of FirstBank, and as shareholders, all members of the Board of Directors have agreed to vote any stock they own in favor of the Reorganization.

     The Board of Directors regarded the terms of the Reorganization and affiliation with BancGroup as consistent with the interests of its employees as BancGroup contemplated the retention of all employees, continuation of current management, and comparable compensation and benefits for employees generally. Affiliation with BancGroup and possible expansion of its Texas operations also provides enhanced possibilities for employee advancement within the organization that FirstBank as a stand-alone organization could not offer.

     With respect to its customers, FirstBank's management was satisfied that BancGroup shared their priority for high levels of service and personal attention to customer needs and offered current and prospective customers expanded services and products. BancGroup also appeared to be responsive to the communities in which it operated and to share FirstBank's values with respect to responsible involvement in civic and charitable activities.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF FIRSTBANK

     The Board of Directors of FirstBank has determined that the Reorganization is in the best interests of FirstBank and its shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF FIRSTBANK VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE AGREEMENT AND THE REORGANIZATION AND THE OTHER MATTERS ANCILLARY TO THE MERGER SCHEDULED TO COME BEFORE THE SPECIAL MEETING.

BANCGROUP'S REASONS FOR THE REORGANIZATION

     The Board of Directors of BancGroup has unanimously approved the Agreement and the Reorganization. BancGroup currently operates Colonial Bank as a network of "community banks" primarily in the Southeastern United States and operates Colonial Mortgage Company, a subsidiary of Colonial Bank, as a mortgage banking company in 34 states. Responding to the advent of interstate banking and its experience outside of the Southeast through Colonial Mortgage Company, BancGroup has identified the opportunity to make selective acquisitions nationwide in areas of unusually favorable demographic characteristics. The Board of Directors regards the Reorganization as an opportunity to enter the Dallas, Texas market area through the acquisition of FirstBank as a Texas bank subsidiary.

     In approving the Reorganization and the Agreement, the Board of Directors of BancGroup took into account, among other things: (i) the size and strength of the Texas economy in general and the Dallas economy in particular, (ii) the experience of Colonial Mortgage Company in the Dallas market area, (iii) the financial performance and condition of FirstBank, including its strong capital and good asset quality, (iv) similarities in the philosophies of FirstBank and BancGroup, including FirstBank's commitment to delivering high quality personalized financial services to its customers, and (v) FirstBank's management's knowledge of and experience in the Dallas market area.

INTERESTS OF CERTAIN PERSONS IN THE REORGANIZATION

     Certain members of FirstBank's management and its Board of Directors have interests in the Reorganization in addition to, or different from, the interests of shareholders of FirstBank generally. These interests relate to certain agreements and arrangements described below.

     Roy Gene Evans, FirstBank's Chairman has entered into a consulting agreement with BancGroup, pursuant to which Mr. Evans will provide advice and assistance to BancGroup in connection with expansion opportunities for BancGroup and FirstBank in Texas. The agreement also provides that, for the term of the agreement, Mr. Evans will not compete with the business of FirstBank or BancGroup. The agreement has a term of one year and provides that Mr. Evans will receive total compensation of $250,000.

     D. Michael Redden, FirstBank's President and Chief Executive Officer, has entered into an employment and non-competition agreement with BancGroup to serve as FirstBank's Chief Executive Officer after the Effective Date. The agreement has a term of three years and provides, among other things, that Mr. Redden (i) will be paid annually an amount not less than his current aggregate compensation, (ii) will be eligible to participate in BancGroup's discretionary cash bonus and stock option plans, and (iii) will be granted options to acquire up to 20,000 shares of BancGroup Common Stock at an exercise price equal to the Market Value and vesting ratably over a three-year period.

     Each of the employees of FirstBank, other than Mr. Evans and Mr. Redden, will be afforded rights to enter into an agreement not to compete with BancGroup for a period of one year, if such employee voluntarily terminates his or her employment with BancGroup or FirstBank after the Effective Date and his or her annual compensation at the time of termination is substantially equivalent to his or her annual compensation from FirstBank on the Effective Date. The employees will be compensated for their agreement not to compete, provided that the aggregate consideration paid to all employees as a group may not exceed $500,000 and no employee receives consideration in excess of his or her 1997 annual compensation from FirstBank. Execution of these agreements by Mark Wells and Debra Windham, executive officers and directors of FirstBank, is a condition to consummation of the Merger.

     On the Effective Date, all employees of FirstBank (including its executive officers) will, at BancGroup's option, remain employees of FirstBank, a wholly owned subsidiary of BancGroup, become employees of BancGroup or its other subsidiaries, or be entitled to severance benefits in accordance with the severance policy of BancGroup's wholly owned subsidiary bank, Colonial Bank, as in effect as of the date of the Agreement, except that such severance policy will be modified and will apply to employees of FirstBank who become employees of BancGroup. All employees of FirstBank who remain employees of FirstBank, a wholly owned subsidiary of BancGroup, or become employees of BancGroup or its subsidiaries on the Effective Date will be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees. BancGroup's intention is to retain all employees.

     Except as described above, none of the directors or executive officers of FirstBank, and no associate of any such person, has any substantial direct or indirect interest in the Reorganization, other than an interest arising from the ownership of FirstBank Common Stock.

CONVERSION OF FIRSTBANK COMMON STOCK

     On the Effective Date, each share of FirstBank Common Stock outstanding and held by FirstBank's shareholders (except shares as to which dissenters' rights of appraisal are perfected) will be converted by operation of law and without any action by any holder thereof into the right to receive shares of BancGroup Common Stock equal to $123.53 divided by Market Value. The Market Value shall be the average of the closing prices of BancGroup Common Stock as reported on the NYSE on each of the ten consecutive trading days ending on the trading day that is the fifth trading day immediately preceding the Effective Date of the Merger. For example, if the Market Value is $31.83125, each share of FirstBank Common Stock will be converted into 3.8808 ($123.53 / $31.83125) shares of BancGroup Common Stock.

     No fractional shares of BancGroup Common Stock will be issued in the Reorganization. Each shareholder of FirstBank otherwise entitled to receive a fractional share of BancGroup Common Stock will receive instead a cash payment (without interest) equal to such fractional share multiplied by the Market Value.

     As of June 17, 1998, the ten-day average of the closing prices of BancGroup Common Stock was $31.83125. Shareholders are advised to obtain current market quotations for BancGroup Common Stock. The Market Value of BancGroup Common Stock at the Effective Date, or the market price of BancGroup Common Stock on the date on which certificates representing such shares are received by FirstBank shareholders, may be higher or lower than the market price of BancGroup Common Stock as of the Record Date or at the time of the Special Meeting.

     The Agreement provides that if, prior to the Effective Date, BancGroup Common Stock is changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportional adjustment will be made in the number of shares of BancGroup Common Stock into which the FirstBank Common Stock will be converted in the Reorganization.

SURRENDER OF FIRSTBANK COMMON STOCK CERTIFICATES

     Upon the Effective Date and subject to the conditions described at "-- Conditions to Consummation of the Reorganization," FirstBank's shareholders (except to the extent that such holders perfect dissenters' rights of appraisal under the Texas Finance Code and the TBCA) will automatically, and without further action by such shareholders or by BancGroup, become holders of BancGroup Common Stock as described herein. Thereafter, upon surrender of the certificates formerly representing shares of FirstBank Common Stock, the holders will be entitled to receive certificates for the BancGroup Common Stock. Dividends on the shares of BancGroup Common Stock will accumulate without interest and will not be distributed to any former shareholder of FirstBank unless and until such shareholder surrenders for cancellation his certificate for FirstBank Common Stock. SunTrust Bank, Atlanta, Atlanta, Georgia, transfer agent for BancGroup Common Stock, will act as the Exchange Agent with respect to the shares of FirstBank Common Stock surrendered in connection with the Reorganization.

     A detailed explanation of these arrangements will be mailed to FirstBank shareholders promptly following the Effective Date. Stock certificates should not be sent to the Exchange Agent until such notice is received.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Reorganization is intended to qualify as a "reorganization" for federal income tax purposes under Section 368(a)(1)(B) of the Code. The obligation of the parties to consummate the Reorganization is conditioned on the receipt of an opinion in form and substance reasonably satisfactory to FirstBank and BancGroup from Coopers & Lybrand L.L.P., which serves as BancGroup's independent public accountant, to the effect that the Reorganization will constitute such a reorganization. A copy of such opinion has been delivered to FirstBank. In delivering its opinion, Coopers & Lybrand L.L.P., has received and relied upon certain representations contained in certificates of officers of BancGroup and FirstBank and certain other information, data, documentation and other materials as it deems necessary. The tax opinion is based upon customary assumptions contained therein, including the assumption that FirstBank has no knowledge of any plan or intention on the part of the FirstBank shareholders to sell or dispose of BancGroup Common Stock that would reduce their holdings to the number of shares having in the aggregate a fair market value of less than 50% of the total fair market value of the FirstBank Common Stock outstanding immediately upon consummation of the Reorganization.

     Neither FirstBank nor BancGroup intends to seek a ruling from the IRS as to the federal income tax consequences of the Reorganization. FirstBank's shareholders should be aware that the opinion of Coopers & Lybrand L.L.P. will not be binding on the IRS or the courts. FirstBank's shareholders also should be aware that some of the tax consequences of the Reorganization are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

     The tax opinion states that, provided the assumptions stated therein are satisfied, the Reorganization will constitute a reorganization as defined in
Section 368(a) of the Code, and the following federal income tax consequences will result to FirstBank's shareholders who exchange their shares of FirstBank Common Stock for shares of BancGroup Common Stock:

          (i) No gain or loss will be recognized by FirstBank's shareholders on the exchange of shares of FirstBank Common Stock for shares of BancGroup Common Stock;

          (ii) The aggregate basis of BancGroup Common Stock received by each FirstBank shareholder (including any fractional shares of BancGroup Common Stock deemed received, but not actually received), will be the same as the aggregate tax basis of the shares of FirstBank Common Stock surrendered in exchange therefor;

          (iii) The holding period of the shares of BancGroup Common Stock received by each FirstBank shareholder will include the period during which the shares of FirstBank Common Stock exchanged therefor were held, provided that the shares of FirstBank Common Stock were a capital asset in the holder's hands as of the Effective Date;

          (iv) Cash payments received by each FirstBank shareholder in lieu of a fractional share of BancGroup Common Stock will be treated for federal income tax purposes as if the fractional share had been issued in the exchange and then redeemed by BancGroup. Gain or loss will be recognized on the redemption of the fractional share and generally will be capital gain or loss if the FirstBank Common Stock is a capital asset in the hands of the holder;

          (v) No gain or loss will be recognized by FirstBank upon the transfer of its assets and liabilities to BancGroup. No gain or loss will be recognized by Colonial Bank upon the receipt of the assets and liabilities of FirstBank;

          (vi) The basis of the assets of FirstBank acquired by Colonial Bank will be the same as the basis of the assets in the hands of FirstBank immediately prior to the Reorganization;

          (vii) The holding period of the assets of FirstBank in the hands of Colonial Bank will include the period during which such assets were held by FirstBank; and

          (vii) A FirstBank shareholder who dissents and receives only cash pursuant to dissenters' rights will recognize gain or loss. Such gain or loss will, in general, be treated as capital gain or loss, measured by the difference between the amount of cash received and the tax basis of the shares of FirstBank Common Stock converted, if the shares of FirstBank Common Stock were held as capital assets. However, a FirstBank shareholder who receives only cash may need to consider the effects of Section 302 and 318 of the Code in determining the federal income tax consequences of the transaction.

     Each FirstBank shareholder will be required to report on such shareholder's federal income tax return for the fiscal year of such shareholder in which the Reorganization occurs that such shareholder has received BancGroup Common Stock in a reorganization.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDERS OF FIRSTBANK, TO FIRSTBANK AND TO BANCGROUP AND DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS, SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES OF FIRSTBANK COMMON STOCK AS "CAPITAL ASSETS" WITHIN THE MEANING OF SECTION 1221 OF THE CODE, AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES OF FIRSTBANK COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION; MOREOVER, THE TAX CONSEQUENCES TO HOLDERS OF FIRSTBANK OPTIONS, IF ANY, ARE NOT DISCUSSED. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING IS SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. FIRSTBANK SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

OTHER POSSIBLE CONSEQUENCES

     If the Reorganization is consummated, the shareholders of FirstBank, a Texas state bank, will become shareholders of BancGroup, a Delaware business corporation. For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to FirstBank Common Stock as compared with BancGroup Common Stock, see "Comparative Rights of Shareholders."

CONDITIONS TO CONSUMMATION OF THE REORGANIZATION

     The parties' respective obligations to consummate the Reorganization are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The obligations of FirstBank and BancGroup to consummate the Reorganization are conditioned upon, among other things, (i) the approval of the Agreement by the holders of 66 2/3% of FirstBank Common Stock; (ii) the approval of the Merger and/or the Reorganization by the Federal Reserve, the FDIC, and the Texas Commissioner; (iii) each party's having obtained consents of third parties required for the consummation of the Reorganization or for the prevention of default under material contracts or permits of such party; (iv) the Registration Statement of which this Prospectus forms a part having become effective, with no stop order or proceedings for such purpose suspending the effectiveness of the Registration Statement pending or in effect; (v) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the Merger or to obtaining divestiture, rescission or damages in connection with the Reorganization; (vi) the absence of any investigation by any governmental agency which might result in any such proceeding; (vii) consummation of the Reorganization no later than December 31, 1998; (vii) receipt of an opinion of Coopers & Lybrand L.L.P. regarding certain tax matters; and, (ix) receipt of opinions of counsel.

     The obligation of FirstBank to consummate the Reorganization is further subject to several other conditions, including, among others: (i) the absence of any material adverse change in the financial condition or affairs of BancGroup;
(ii) the shares of BancGroup Common Stock to be issued under the Agreement shall have been approved for listing on the NYSE; and (iii) the accuracy in all material respects of the representations and warranties of BancGroup contained in the Agreement and the performance by BancGroup of all of its covenants and agreements under the Agreement.

     The obligation of BancGroup to consummate the Reorganization is subject to several other conditions, including, among others: (i) the absence of any material adverse change in the financial condition or affairs of FirstBank; (ii) the number of shares as to which holders of FirstBank Common Stock exercise dissenters' rights not exceeding 10% of the outstanding shares of FirstBank Common Stock; (iii) the receipt of a letter from Coopers & Lybrand L.L.P. concurring with the conclusions of BancGroup's and FirstBank's management that no conditions exist with respect to each company which would preclude accounting for the Reorganization as a pooling of interests; (iv) the accuracy in all material respects of the representations and warranties of FirstBank contained in the Agreement, and the performance by FirstBank of all of its covenants and agreements under the Agreement; (v) the execution and delivery of Mr. Evans' consulting agreement, Mr. Redden's employment agreement and the non-competition agreements of certain FirstBank employees, all as described at "-- Interests of Certain Persons in the Reorganization"; and, (vi) the receipt by BancGroup of certain undertakings from holders of FirstBank Common Stock who may be deemed to be "affiliates" of FirstBank pursuant to the rules of the Commission.

     It is anticipated that the foregoing conditions, as well as certain other conditions contained in the Agreement, such as the receipt of certificates of officers of each party as to compliance with the Agreement and satisfaction by each party of all representations, warranties and covenants, will be satisfied. The Agreement provides that FirstBank and BancGroup may waive all conditions to their respective obligations to consummate the Reorganization, other than the receipt of the requisite approvals of regulatory authorities and FirstBank shareholder approval of the Agreement and the Reorganization. In making any decision regarding a waiver of one or more conditions to consummation of the Reorganization or an amendment of the Reorganization, the Boards of Directors of FirstBank and BancGroup would be subject to the fiduciary duty standards imposed upon such boards by relevant law that would require such boards to act in the best interests of their respective shareholders.

AMENDMENT OR TERMINATION

     To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties. Such amendments may require the filing with the Commission of an amendment of the Registration Statement, of which this Prospectus forms a part. The Agreement may be terminated at any time prior to or on the Effective Date, whether before or after approval of the Agreement by the shareholders of FirstBank, by the mutual consent of the respective Boards of Directors of FirstBank and BancGroup, or by the Board of Directors of either BancGroup or FirstBank under certain circumstances including, but not limited to, the failure of the transactions contemplated by the Agreement to be consummated on or prior to December 31, 1998, if such failure to consummate is not caused by any breach of the Agreement by the party electing to terminate.

COMMITMENTS WITH RESPECT TO OTHER OFFERS

     Until the earlier of the Effective Date or, subject to certain limitations, the termination of the Agreement, neither FirstBank nor any of its directors or officers (or any person representing any of the foregoing) may solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, FirstBank or any business combination involving FirstBank (collectively, an "Acquisition Proposal") other than as contemplated by the Agreement. FirstBank is required to notify BancGroup immediately if any such inquiries or Acquisition Proposals are received by FirstBank, if any such information is requested from FirstBank, or if any such negotiations or discussions are sought to be initiated with FirstBank. FirstBank is required to instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above. FirstBank may communicate information about an Acquisition Proposal to its shareholders if and to the extent that legal counsel provides a written opinion to FirstBank that FirstBank is required to do so in order to comply with its legal obligations. If FirstBank enters into a letter of intent or definitive agreement with respect to such an Acquisition Proposal either before the Effective Date or termination of the Agreement (subject to certain exceptions) or receives an Acquisition Proposal and consummates a transaction pursuant to it within 12 months of termination of the Agreement (subject to certain exceptions), then FirstBank will pay BancGroup the sum of $750,000.

REGULATORY APPROVALS

     The approval of the Federal Reserve, the FDIC and the Texas Commissioner must be obtained prior to consummation of the Merger. Applications were filed
with the Federal Reserve, the FDIC and the Texas Commissioner on             ,
1998. The Federal Reserve and the FDIC approved the Merger on or about
            , 1998. Approval of FDIC and the Texas Commissioner are anticipated before the Effective Date.

REGULATORY APPROVALS

     The approval of the Federal Reserve, the FDIC, and the Texas Department of Banking (the "Texas Department") must be obtained prior to consummation of the Merger. Applications were filed with the Federal Reserve, the FDIC, and the
Texas Department on        , 1998. The regulatory approval process is expected
to take approximately three months from this date.

     Federal Reserve Approval. Pursuant to Section 3 of the BHCA, and the regulations promulgated pursuant thereto, the Federal Reserve must withhold approval of the Merger if it finds that the transaction will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any geographic area. In addition, the Federal Reserve may not approve the Merger if it finds that the effect thereof may be substantially to lessen competition or tend to create a monopoly or would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the Merger are clearly outweighed by the probable effect of the Merger in meeting the convenience and needs of the communities to be served. The Federal Reserve will also take into consideration the financial condition, managerial resources, and future prospects of BancGroup, its subsidiaries, any banks related to

BancGroup through common ownership or management, and FirstBank. Finally, the Federal Reserve will consider the compliance records of BankGroup's subsidiaries under the Community Reinvestment Act.

     In addition, the Federal Reserve is expressly permitted to approve applications under Section 3 of the BHCA for a bank holding company that is adequately capitalized and adequately managed to acquire control of a bank (the "Target Bank") located in a state other than the home state of such bank holding company (an "Interstate Acquisition"), without regard to whether such transaction is prohibited under the law of any state. However, if the law of the state in which the Target Bank is located requires the Target Bank to have been in existence for some minimum period of time, the Federal Reserve is prohibited from approving an application by a bank holding company to acquire such Target Bank if such Target Bank does not satisfy this state law requirement, so long as the state law specifying such minimum period of time does not specify a period of more than five years. Also, the Board is prohibited from approving an Interstate Acquisition if the acquiring bank holding company controls, or upon consummation of the acquisition, would control, more than 10% of the total amount of deposits of insured depository institutions in the United States. Finally, subject to certain exceptions, the Federal Reserve may not approve an application pertaining to an Interstate Acquisition if, among other things, the bank holding company, upon consummation of the acquisition, would control 30% or more of the total amount of deposits of insured depository institutions in the state where the Target Bank is located.

     The BHCA provides for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger. Section 11 of the BHCA imposes a waiting period which prohibits the consummation of the Merger, in ordinary circumstances, for a period ranging from 15-30 days following the Federal Reserve's approval of the Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

     FDIC Approval. Pursuant to the requirements of the Bank Merger Act, the FDIC's approval of the Merger must be obtained. The FDIC is prohibited from approving the Merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. In addition, the FDIC is prohibited from approving the Merger if its effect, in any section of the country, would be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless it finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the Merger in meeting the convenience and needs of the community to be served. The FDIC is required to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the community to be served.

     The Bank Merger Act imposes a waiting period which prohibits consummation of the Bank Merger, in ordinary circumstances, for a period ranging from 15-30 days following the FDIC's approval of the Bank Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

     The Agreement provides that the obligation of each of BancGroup and FirstBank to consummate the Merger is conditioned upon the receipt of all necessary regulatory approvals, including the approval of the Federal Reserve, the FDIC, and the Texas Department. There can be no assurance that the Federal Reserve, the FDIC, or the Texas Department will approve BancGroup's applications to acquire FirstBank, and, if such approvals are received, that such approvals will not be conditioned upon terms and conditions that would cause the parties to abandon the Merger.

     Texas Commissioner Approval. The Merger is subject to approval of the Texas Commissioner pursuant to applicable provisions of the Texas Finance Code. The Commissioner's evaluation generally is based on issues of safety and soundness, management experience and integrity, the financial condition of the parties and the convenience and needs of the communities served in Texas, and general public interests.

     Any approval received from bank regulatory agencies reflects only their view that the Merger and/or the Reorganization does not contravene applicable competitive standards imposed by law, and that the Merger and/or the Reorganization is consistent with regulatory policies relating to safety and soundness. THE APPROVAL OF THE BANK REGULATORY AGENCIES IS NOT AN ENDORSEMENT OR RECOMMENDATION OF THE MERGER OR THE REORGANIZATION.

     BancGroup is not aware of any other governmental approvals or actions that may be required for consummation of the Merger and/or the Reorganization except for the approvals of the Federal Reserve, the FDIC and the Texas Commissioner described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought. FirstBank, BancGroup and CBG Corp. have agreed that, if consummation of the Reorganization is materially delayed due to delays in obtaining FDIC approval for the Merger of CBG Corp., a non-bank entity, into FirstBank, an FDIC-insured bank, the Merger will be restructured to provide that BancGroup will form a Texas banking subsidiary with which FirstBank would then merge. Such a structural change, if required, will not result in a change in either the Exchange Ratio of FirstBank Common Stock for BancGroup Common Stock or other material terms of the Agreement.

CONDUCT OF BUSINESS PENDING THE REORGANIZATION

     The Agreement contains certain restrictions on the conduct of the business of FirstBank pending consummation of the Reorganization. The Agreement prohibits FirstBank from taking, without the prior written consent of BancGroup, any of the following actions, prior to the Effective Date, subject to certain limited exceptions previously agreed to by BancGroup and FirstBank:

          (i) Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury);

          (ii) Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

          (iii) Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (iv) Declaring or making or agreeing to declare or make, any payment of dividends (except for cash dividends equal to 40% of FirstBank's Net Income per quarter in accordance with past practice) or distributions of any assets of any kind whatsoever to shareholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities;

          (v) Except in the ordinary course of business, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or canceling, or agreeing to cancel, any debts or claims;

          (vi) Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

          (vii) Waiving any rights of value which in the aggregate are material;

          (viii) Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (ix) Except in accordance with normal and usual practice, making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (x) Except in accordance with normal and usual practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (xi) Failing to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations; and

          (xii) Entering into any other material transaction other than in the ordinary course of business.

     The Agreement provides that, except as set forth in the Agreement, prior to the Effective Date, no director or officer of FirstBank or any of its subsidiaries shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of FirstBank or its subsidiaries.

     The Agreement also provides that (i) FirstBank will consult with BancGroup respecting loan requests outside the ordinary course of business or in excess of $100,000, except for single-family residential loan requests and renewals of existing loans which do not increase the outstanding principal amount of the loan, and (ii) FirstBank will consult with BancGroup respecting business issues on a basis mutually satisfactory to BancGroup and FirstBank.

RIGHTS OF DISSENTING SHAREHOLDERS

     A holder of shares of FirstBank is entitled to exercise the rights of a dissenting shareholder under Article 5.11 of the TBCA which is made applicable to mergers of Texas state banks by Section 32.303 of the Texas Finance Code to object to the Agreement and Plan of Merger and make written demand that BancGroup pay in cash the fair value of the shares of FirstBank Stock held as determined in accordance with all pertinent statutory provisions. Consummation of the Merger is subject to, among other things, the holders of no more than 10% of the outstanding FirstBank Common Stock electing to exercise their dissenters' rights.

     In order to exercise dissenters' rights, a dissenting shareholder of FirstBank (a "Dissenting Shareholder") must strictly comply with the statutory procedures of TBCA Article 5.11 et seq., which are summarized below. A copy of the text provisions of these statutes is attached hereto as Appendix B. Shareholders of FirstBank are urged to read these statutes in their entirety and to consult with their legal advisors. Texas law requires that holders of FirstBank stock follow certain prescribed procedures in the exercise of their statutory right to dissent in connection with the Merger. The failure to follow such procedures on a timely basis and in the precise manner required by Texas law may result in a loss of a shareholders's dissenters' rights. The following summary does not purport to be a complete statement of the dissenters' rights provision of Texas law and is qualified in its entirety by reference to the full text of the provisions of the TBCA pertaining to dissenters' rights attached hereto as Appendix B.

     Overview. Holders of FirstBank Common Stock have the right under Texas law to dissent from the Merger and obtain payment of the fair value of his or her shares. Fair value means the value of the shares immediately before the Special Meeting, excluding any appreciation or depreciation in anticipation of the Merger. If BancGroup and a Dissenting Shareholder are not able to agree on a fair value, either FirstBank or a Dissenting Shareholder may petition a court in Dallas County, Texas for a determination of fair value.

     Procedure for Dissenting. A shareholder wishing to dissent from the Merger must deliver to FirstBank, before the Special Meeting, written notice of his or her objection to the Merger specifying that the right to dissent will be exercised if the Merger is consummated. The written notice should be sent to 15150 Preston Road, Dallas, Texas 75248, Attn: Debra Windham, so that FirstBank receives it before the Special Meeting. A shareholder wishing to dissent may not vote in favor of the Merger. If a shareholder's written notice of intent to demand payment is not received by FirstBank before the Special Meeting, or if the shareholder votes in favor of the Merger, such shareholder will not have the right to dissent and will be required to participate in the Merger.

     If the Merger is effected and a Dissenting Shareholder shall not have voted in favor of the Merger, then FirstBank shall within ten (10) days after the Merger is effected deliver or mail the Dissenting Shareholder written notice that the Merger was effected and that the Dissenting Shareholder may, within ten (10) days from the delivery or mailing of such notice, make written demand on FirstBank for payment of the fair value of that shareholder's shares. The demand shall state the number and class of shares owned by the notifying shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within such ten (10)-day period shall be bound by the Merger.

     Payment for Shares. Within twenty (20) days after receipt by FirstBank of a demand for payment made by a Dissenting Shareholder as provided above, FirstBank shall deliver or mail to such shareholder a written notice that shall either set out that FirstBank accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date the Merger was effected and upon surrender of certificates representing the shares as to which dissenters' rights were perfected, duly endorsed, or shall contain an estimate by FirstBank of the fair value of the shares as to which dissenters' rights were perfected together with an offer to pay the amount of such estimate within ninety (90) days after the date the Merger was effected upon receipt of notice within sixty (60) days after the date the Merger was effected that the Dissenting Shareholder agrees to accept that amount and surrender of the certificates representing the shares as to which dissenters' rights were perfected, duly endorsed.

     Court Proceeding to Determine Fair Value. If within a period of sixty (60) days after the Merger is effected, FirstBank and a Dissenting Shareholder do not agree on fair value, then either may within sixty (60) days after expiration of such sixty (60)-day period, file a petition in any court of competent jurisdiction in Dallas County, Texas asking for a finding of determination of fair value of the Dissenting Shareholders' shares. Costs of the proceeding, including fees payable to appraisers appointed by the court, may be allocated between the parties in a manner the court deems fair and equitable.

     In the absence of fraud in the transaction, these remedies are the exclusive remedies for the value of shares of FirstBank or money damages to a shareholder of FirstBank with respect to the Merger.

     THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY HOLDERS OF FIRSTBANK COMMON STOCK DESIRING TO EXERCISE APPRAISAL RIGHTS, AND, IN VIEW OF THE FACT THAT EXERCISE OF SUCH RIGHTS REQUIRES STRICT ADHERENCE TO THE RELEVANT PROVISIONS OF THE TEXAS BUSINESS CORPORATION ACT, EACH SHAREHOLDER WHO MAY DESIRE TO EXERCISE APPRAISAL RIGHTS IS ADVISED INDIVIDUALLY TO CONSULT THE LAW (AS SET FORTH IN APPENDIX B HERETO) AND COMPLY WITH THE PROVISIONS THEREOF.

     HOLDERS OF THE FIRSTBANK COMMON STOCK WISHING TO EXERCISE DISSENTERS' RIGHTS ARE ADVISED TO CONSULT THEIR OWN COUNSEL TO ENSURE THAT THEY FULLY AND PROPERLY COMPLY WITH THE REQUIREMENTS OF TEXAS LAW.

     The foregoing discussion is only a summary of the provisions of Texas law, does not purport to be complete and is qualified in its entirety by reference to TBCA Article 5.11 et seq., which is attached hereto as Appendix B. Any shareholder who intends to dissent from the Merger should review the text of TBCA Article 5.11 et seq. carefully and should also consult with his or her attorney. Any shareholder who fails to follow strictly the procedures set forth in said statute will forfeit dissenters' rights.

     Any Dissenting Shareholder who perfects his or her right to be paid the value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Code. See "-- Certain Federal Income Tax Consequences."

     BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE TEXAS LAW RELATING TO DISSENTERS' APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT WITH THEIR OWN LEGAL ADVISORS.

RESALE OF BANCGROUP COMMON STOCK ISSUED IN THE REORGANIZATION

     The issuance of the shares of BancGroup Common Stock pursuant to the Reorganization has been registered under the Securities Act. As a result, shareholders of FirstBank who are not "affiliates" of FirstBank (as such term is defined under the Securities Act) may resell, without restriction, all shares of BancGroup Common Stock which they receive in connection with the Reorganization. Under the Securities Act, only affiliates of FirstBank are subject to restrictions on the resale of the BancGroup Common Stock which they receive in the Reorganization.

     The BancGroup Common Stock received by affiliates of FirstBank who do not also become affiliates of BancGroup after the consummation of the Reorganization may not be sold except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits BancGroup Common Stock held by such shareholders to be sold in accordance with certain provisions of Rule 144 under the Securities Act. In general, these provisions of Rule 144 permit a person to sell on the open market in brokers' or certain other transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of BancGroup Common Stock or the average weekly trading volume in BancGroup Common Stock reported on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of current public information about BancGroup. The restrictions on sales will cease to apply under most circumstances once the former FirstBank affiliate has held the BancGroup Common Stock for at least one year. BancGroup Common Stock held by affiliates of FirstBank who become affiliates of BancGroup, if any, will be subject to additional restrictions on the ability of such persons to resell such shares.

     FirstBank will provide BancGroup with such information as may be reasonably necessary to determine the identity of those persons (primarily officers, directors and principal shareholders) who may be deemed to be affiliates of FirstBank. FirstBank has obtained from each such person a written undertaking to the effect that no sale or transfer will be made of any shares of BancGroup Common Stock by such person except pursuant to Rule 145 or pursuant to an effective registration statement or an exemption from registration under the Securities Act. Receipt of such an undertaking is a condition to BancGroup's obligation to close the Reorganization. The undertaking will also require each affiliate of FirstBank to agree not to sell or otherwise reduce risk relative to any shares of BancGroup Common Stock received in the Reorganization until financial results concerning at least 30 days of post-Reorganization combined operations have been published by BancGroup within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies. If such undertakings are not received and BancGroup waives receipt of such condition, the certificates for the shares of BancGroup Common Stock to be issued to such person will contain an appropriate restrictive legend, and appropriate stock transfer orders will be given to BancGroup's stock transfer agent.

ACCOUNTING TREATMENT

     BancGroup will account for the Reorganization as a pooling-of-interests transaction in accordance with generally accepted accounting principles, which, among other things, require that the number of shares of FirstBank Common Stock acquired for cash pursuant to the exercise of dissenters' rights or in lieu of fractional shares not exceed 10% of the outstanding shares of FirstBank Common Stock. Under this accounting treatment, assets and liabilities of FirstBank would be added to those of BancGroup at their recorded book values, and the shareholders' equity of the two companies would be combined in BancGroup's consolidated balance sheet. Financial statements of BancGroup issued after the Effective Date of the Reorganization may be restated to reflect the consolidated operations of BancGroup and FirstBank as if the Reorganization had taken place prior to the periods covered by the financial statements.

NYSE REPORTING OF BANCGROUP COMMON STOCK ISSUED IN THE REORGANIZATION

     Sales of BancGroup Common Stock to be issued in the Reorganization in exchange for FirstBank Common Stock will be reported on the NYSE.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

BANCGROUP

     BancGroup Common Stock is listed for trading on the NYSE. The following tables shows the dividends paid per share and indicates the high and low closing prices for BancGroup Common Stock as reported by the NYSE.

                                                               PRICE(1)
                                                              -----------
                                                              HIGH    LOW    DIVIDENDS
                                                              ----    ---    ---------
1996
First Quarter...............................................  $18 1/4 $15     $0.135
Second Quarter..............................................   18 1/16  15 5/8   0.135
Third Quarter...............................................   17 15/16  15 5/8   0.135
Fourth Quarter..............................................   20 1/8  17 3/8   0.135
1997
First Quarter...............................................   24 7/8  18 2/3    0.15
Second Quarter..............................................   24 7/8  23       0.15
Third Quarter...............................................   29 3/16  24 1/4    0.15
Fourth Quarter..............................................   35 1/16  28 15/16    0.15
1998
First Quarter...............................................   36 1/4  31 1/2    0.17
Second Quarter (through June 17, 1998)......................   37 9/16  29 1/2    0.17
                                                              ---     ---     ------

---------------

(1) Price and dividends have been restated to reflect the impact of a two-for-one stock split effected in the form of a 100% stock dividend paid February 11, 1997.

     On May 4, 1998, the business day immediately prior to the public announcement of the Reorganization, the closing price as reported on the NYSE of the BancGroup Common Stock was $35.0625 per share.

     At December 31, 1997, BancGroup's subsidiaries accounted for approximately 98% of BancGroup's consolidated assets. BancGroup derives substantially all of its income from dividends received from its subsidiaries. Various statutory provisions and regulatory policies limit the amount of dividends the subsidiary banks may pay without regulatory approval. In addition, federal statutes restrict the ability of subsidiary banks to make loans to BancGroup, and regulatory policies may also restrict such dividends.

FIRSTBANK

     There is no established public trading market for the FirstBank Common Stock. The shares of FirstBank Common Stock are not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions.

     Management of FirstBank is aware of certain transactions in shares of FirstBank that have occurred since January 1, 1996, although the trading prices of all stock transactions are not known. The following table sets forth the trading prices for the shares of FirstBank Common Stock that have occurred since January 1, 1996 for transactions in which the trading prices are known to management of FirstBank:

                                                               PER SHARE OF
                                                               COMMON STOCK     DIVIDENDS
                                                             ----------------      PER
                                                             HIGH      LOW        SHARE
                                                             -----   --------   ---------
1996
First Quarter..............................................  17.50      17.50
Second Quarter.............................................
Third Quarter..............................................                        .50
Fourth Quarter.............................................
1997
First Quarter..............................................                        .66
Second Quarter.............................................  24.73      24.73      .66
Third Quarter..............................................                        .66
Fourth Quarter.............................................                       1.06
1998
First Quarter..............................................                       1.25

     The Agreement restricts FirstBank's ability to pay dividends prior to the Effective Date. See "The Reorganization -- Conduct of Business Pending the Reorganization."

                     BANCGROUP CAPITAL STOCK AND DEBENTURES

     BancGroup's authorized capital stock consists of 200,000,000 shares of BancGroup Common Stock, par value $2.50 per share, and 1,000,000 shares of its Preference Stock, par value $2.50 per share. As of April 30, 1998, there were a total of 48,194,098 shares of BancGroup Common Stock issued and outstanding. No shares of Preference Stock are issued and outstanding. In 1986, BancGroup issued $28,750,000 in principal amount of its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") of which $4,893,000 were outstanding as of December 31, 1997 and convertible at any time into approximately 349,500 shares of BancGroup Common Stock, subject to adjustment. On February 5, 1998, BancGroup issued subordinated debentures in the aggregate principal amount of $7,725,000 with a ten-year maturity that rank pari passu with the 1986 Debentures. As of March 31, 1998, there were 2,024,957 shares of BancGroup Common Stock subject to issue upon exercise of options under BancGroup's stock option plans. In addition to BancGroup Common Stock to be issued in the Reorganization, BancGroup will issue additional shares of its Common Stock in pending acquisitions. See "Business of BancGroup -- Recently Completed and Other Proposed Business Combinations." On January 29, 1997, BancGroup issued, through a special purpose trust, $70.0 million of Trust Preferred Securities, all of which was outstanding at March 31, 1998.

     The following statements with respect to BancGroup Common Stock and Preference Stock are brief summaries of material provisions of Delaware law, the BancGroup Certificate, and the BancGroup Bylaws, do not purport to be complete and are qualified in their entirety by reference to the foregoing.

BANCGROUP COMMON STOCK

     Dividends. Subject to the rights of holders of BancGroup's Preference Stock, if any, to receive certain dividends prior to the declaration of dividends on shares of BancGroup Common Stock, when and as dividends, payable in cash, stock or other property, are declared by the BancGroup Board of Directors, the holders of BancGroup Common Stock are entitled to share ratably in such dividends.

     Voting Rights. Each holder of BancGroup Common Stock has one vote for each share held on matters presented for consideration by the shareholders.

     Preemptive Rights. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup.

     Issuance of Stock. The BancGroup Certificate authorizes the Board of Directors of BancGroup to issue authorized shares of BancGroup Common Stock without shareholder approval. However, BancGroup's Common Stock is listed on the NYSE, which requires shareholder approval of the issuance of additional shares of BancGroup Common Stock under certain circumstances.

     Liquidation Rights. In the event of liquidation, dissolution or winding-up of BancGroup, whether voluntary or involuntary, the holders of BancGroup Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Preference Stock.

PREFERENCE STOCK

     The Preference Stock may be issued from time to time as a class without series, or if so determined by the Board of Directors of BancGroup, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preference Stock (or of the entire class of Preference Stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the Board of Directors of BancGroup. Preference Stock may have a preference over the BancGroup Common Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the Board of Directors of BancGroup.

1986 DEBENTURES

     BancGroup issued in 1986 its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") in the total principal amount of $28,750,000. The 1986 Debentures were issued under a trust indenture (the "1986 Indenture") between BancGroup and SunTrust Bank, Atlanta, Georgia, as trustee.

     The 1986 Debentures will mature on March 31, 2011, and are convertible at any time into shares of BancGroup Common Stock at the option of a holder thereof, at the conversion price of $14.00 principal amount of the 1986 Debentures for each share of BancGroup Common Stock. The conversion price is, however, subject to adjustment upon the occurrence of certain events as described in the 1986 Indenture. In the event all of the outstanding 1986 Debentures are converted into shares of BancGroup Common Stock in accordance with the 1986 Indenture, as of December 31, 1997, approximately 349,500 shares of such BancGroup Common Stock will be issued. The 1986 Debentures are redeemable, in whole or in part, at the option of BancGroup at certain premiums until 1996, when the redemption price shall be equal to 100% of the face amount of the 1986 Debentures, plus accrued interest. The payment of principal and interest on the 1986 Debentures is subordinate, to the extent provided in the 1986 Indenture, to the prior payment when due of all Senior Indebtedness of BancGroup. "Senior Indebtedness" is defined as any indebtedness of BancGroup for money borrowed, or any indebtedness incurred in connection with an acquisition or with a merger or consolidation, outstanding on the date of execution of the 1986 Indenture as originally executed, or thereafter created, incurred or assumed, and any renewal, extension, modification or refunding thereof, for the payment of which BancGroup (which term does not include BancGroup's consolidated or unconsolidated subsidiaries) is at the time of determination responsible or liable as obligor, guarantor or otherwise. Senior Indebtedness does not include
(i) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to any other indebtedness of BancGroup, and (ii) indebtedness which by its terms states that such indebtedness is subordinate to or equally subordinate with the 1986 Debentures.

     At December 31, 1997, BancGroup's Senior Indebtedness as defined in the 1986 Indenture aggregated approximately $1.1 billion. Such debt includes all short-term debt consisting of federal funds purchased, securities purchased under repurchase agreements and borrowing with the Federal Home Loan Bank but excludes all federally-insured deposits. BancGroup may from time to time incur additional indebtedness constituting Senior Indebtedness. The 1986 Indenture does not limit the amount of Senior Indebtedness which BancGroup may incur, nor does such indenture prohibit BancGroup from creating liens on its property for any purpose.

OTHER INDEBTEDNESS

     On January 29, 1997, BancGroup issued, through a special purpose trust, $70.0 million of Trust Preferred Securities. The securities bear interest at 8.92% and are subject to redemption in whole or in part at any time after January 29, 2007 through January 2027. It is unlikely that redemption will occur prior to maturity. The securities are subordinated to substantially all of BancGroup's indebtedness. In BancGroup's consolidated statement of condition, these securities are shown as long-term debt.

     On February 5, 1998, BancGroup consummated a merger with ASB Bancshares, Inc., a Delaware corporation ("ASB"). As part of the consideration for the common stock of ASB, BancGroup issued debentures to three ASB shareholders. The aggregate principal amount of these debentures is $7,724,813. The debentures pay a rate of interest equal to the New York Prime Rate minus 1% (but in no event less than 7% per annum) and are due and payable ten years from the date of issuance. They are senior to the BancGroup Common Stock upon liquidation, but are subordinate to BancGroup's Senior Indebtedness. See "BancGroup Capital Stock and Debentures." The debentures are redeemable by BancGroup with the consent of the holders thereof. A holder of a debenture may, subject to BancGroup's right to decline, request redemption of any or all of the debentures held by him or her.

CHANGES IN CONTROL

     Certain provisions of the BancGroup Certificate and The BancGroup bylaws may have the effect of preventing, discouraging or delaying any change in control of BancGroup. The authority of the BancGroup Board of Directors to issue Preference Stock with such rights and privileges, including voting rights, as it may deem appropriate may enable the BancGroup Board of Directors to prevent a change in control despite a shift in ownership of the BancGroup Common Stock. See and "-- Preference Stock." In addition, the power of BancGroup's Board of Directors to issue additional shares of BancGroup Common Stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See "BancGroup Common Stock." The following provisions also may deter any change in control of BancGroup.

     Classified Board. BancGroup's Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of BancGroup's Board of Directors is elected by shareholders each year. With this provision, two annual elections are required in order to change a majority of the Board of Directors. There are currently 23 directors of BancGroup. This provision of the BancGroup Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the Board may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the Board of Directors, and (iv) the provisions relating to the classified Board of Directors can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

     Business Combinations. Certain "Business Combinations" of BancGroup with a "Related Person" may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of "Voting Stock," plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the Continuing Directors of BancGroup approve such Business Combination. A "Related Person" is a person, or group, who owns or acquires 10% or more of the outstanding shares of BancGroup Common Stock, provided that no person shall be a Related Person if such person would have been a Related Person on the date of approval of this provision by BancGroup's Board of Directors, i.e., April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder, the current Chairman and Chief Executive Officer of BancGroup, and certain members of his family from the definition of Related Person. A "Continuing Director" is a director who was a member of the Board of Directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent Board of Directors a veto over a merger or other Business Combination and Executive Officers that could be desired by a majority of BancGroup's stockholders. As of February 27, 1998, the Board of Directors of BancGroup as a group beneficially owned approximately 10.24% of the outstanding shares of BancGroup Common Stock.

     Board Evaluation of Mergers. The BancGroup Certificate permits the Board of Directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of BancGroup, and other factors when considering whether BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of BancGroup Common Stock. This provision may give greater latitude to the Board of Directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of BancGroup.

     Director Authority. The BancGroup Certificate prohibits shareholders from calling special shareholders' meetings and acting by written consent. It also provides that only BancGroup's Board of Directors has the authority to undertake certain actions with respect to governing BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the Board to act by majority vote.

     Bylaw Provisions. The BancGroup Bylaws provide that stockholders wishing to propose nominees for the Board of Directors or other business to be taken up at an annual meeting of BancGroup shareholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of shareholder meetings but could make it more difficult for shareholders to nominate directors or introduce business at shareholder meetings.

     Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits BancGroup from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding BancGroup Common Stock (or who is an affiliate of BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Shareholder"), unless the BancGroup Board has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows BancGroup to enter into a business combination with an Interested Shareholder if (i) the business combination is approved by the BancGroup Board of Directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of BancGroup which is not owned by the Interested Shareholder or (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, such shareholder owned at least 85% of the outstanding stock of BancGroup (excluding BancGroup stock held by officers and directors of BancGroup or by certain BancGroup stock plans). These provisions of Delaware law apply simultaneously with the provisions of the BancGroup Certificate relating to business combinations with a related person, described above at "Business Combinations," but they are generally less restrictive than the BancGroup Certificate.

     Control Acquisitions. As it relates to BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under
Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

     If the Reorganization is consummated, shareholders of FirstBank (except those perfecting dissenters' rights of appraisal) will become holders of BancGroup Common Stock. The rights of the holders of the FirstBank Common Stock who become holders of the BancGroup Common Stock following the Reorganization will be governed by the BancGroup Certificate and the BancGroup Bylaws, as well as the laws of Delaware, the state in which BancGroup is incorporated.

     The following summary compares the rights of the shareholders of FirstBank Common Stock with the rights of the holders of the BancGroup Common Stock. For a more complete description of the rights of the holders of BancGroup Common Stock, particularly provisions in BancGroup's Certificate that may limit or discourage changes in control of BancGroup, see "BancGroup Capital Stock and Debentures."

     The following information is qualified in its entirety by the BancGroup Certificate, the BancGroup Bylaws, and FirstBank's Articles of Incorporation and bylaws, the Delaware General Corporation Law (the "DGCL"), the Texas Finance Code and the Texas Business Corporation Act.

DIRECTOR ELECTIONS

     FirstBank. FirstBank's Directors are elected annually by a majority of the votes cast by the holders of its Common Stock at a meeting at which a quorum is present. A quorum is comprised of a majority of the 340,000 shares. FirstBank's Bylaws deny cumulative voting rights in the election of Directors.

     BancGroup. BancGroup's directors are elected to terms of three years with approximately one-third of the Board of Directors to be elected annually. There is no cumulative voting in the election of directors. See "BancGroup Capital Stock and Debentures -- Changes in Control -- Classified Board."

REMOVAL OF DIRECTORS

     FirstBank. Any FirstBank Director may be removed with or without cause by vote of a majority of the shares at any special or annual meeting entitled to vote at such meeting if notice of action of such a matter was given in the notice of the meeting.

     BancGroup. The BancGroup Certificate provides that a director may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.

VOTING

     FirstBank. Each shareholder of FirstBank is entitled to one vote for each share of FirstBank stock held.

     BancGroup. Each shareholder of BancGroup is entitled to one vote for each share of BancGroup Common Stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

PREEMPTIVE RIGHTS

     FirstBank. Holders of FirstBank Common Stock have preemptive rights to acquire any additional shares of First Bank Common Stock, subject to certain limited exceptions.

     BancGroup. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup Common Stock or any other shares of BancGroup capital stock.

DIRECTORS' LIABILITY

     FirstBank. The Articles of Association of FirstBank provide that the liability of its directors to FirstBank or its shareholders for monetary damages for acts or omissions in their capacity as directors shall be limited to the fullest extent permitted by applicable law as in effect from time to time. Currently, under applicable provisions of the TBCA, this provision would incorporate exculpations from monetary damages for actions or omissions of directors, acting in that capacity, other than attributable to a breach of a director's duty of loyalty; an act or omission not in good faith constituting a breach of a duty to FirstBank; an action or omission that involves intentional misconduct or a knowing violation of law by a director; a transaction in which a director receives an improper personal benefit or an act for which liability of a director is provided by an applicable statute. The Texas Finance Code also limits state bank directors' liability for monetary damages in the absence of gross negligence or intentional misconduct.

     BancGroup. The BancGroup Certificate provides that a director of BancGroup will have no personal liability to BancGroup or its shareholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to BancGroup and its shareholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

INDEMNIFICATION

     FirstBank. FirstBank's Articles of Association permit directors and officers of FirstBank to be indemnified and to receive advances of expenses related to defense of claims made against them in those capacities to the fullest extent permitted by law. FirstBank's Bylaws require it to indemnify officers and directors against expenses related to claims against them in those capacities to the extent they are wholly successful in defending such claims. They also permit FirstBank to advance expenses and indemnify such persons if the party seeking an advance or indemnity is determined to have conducted himself in good faith, reasonably believed his conduct was in the bank's best interest or at least not opposed to the bank's best interest, and in the case of a criminal proceeding had no reasonable cause to believe his conduct was unlawful and generally prohibit or restrict indemnification if the individual is determined to have received an improper personal benefit, is found liable of willful or intentional misconduct or is found liable to the bank.

     Determination of rights to indemnification must be made by independent directors or counsel or by the shareholders.

     The Bylaws also permit FirstBank to purchase directors and officers insurance which may provide for coverage broader than the bank's power to indemnify directors and officers.

     BancGroup. The BancGroup Certificate provides that BancGroup shall indemnify its officers, directors, agents and employees to the full extent permitted under the DGCL. Section 145 of the DGCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the DGCL, other than an action brought by or in the right of BancGroup, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In actions brought by or in the right of BancGroup, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     BancGroup maintains an officers' and directors' insurance policy and a separate indemnification agreement pursuant to which directors and certain officers of BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses that extends beyond the minimum indemnification provided by Section 145 of the DGCL.

SPECIAL MEETINGS OF SHAREHOLDERS; ACTION WITHOUT A MEETING

     FirstBank. Pursuant to the Bylaws of FirstBank, a Special Meeting of FirstBank shareholders may only be called by the President, the Board of Directors, or the holder or holders of not less than 10% of all the shares of FirstBank stock entitled to vote at the Meeting.

     BancGroup. Under the BancGroup Certificate, a special meeting of BancGroup's shareholders may only be called by a majority of the BancGroup Board of Directors or by the chairman of the Board of Directors of BancGroup. Holders of BancGroup Common Stock may not call special meetings or act by written consent.

MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

     FirstBank. Pertinent provisions of the TBCA provide that mergers, consolidations, share exchanges and certain sales of substantially all of the assets of Texas corporations and banks must be approved by a 66 2/3% of the outstanding stock of the corporation entitled to vote thereon absent a provision in the entity's articles of association specifying a greater or lesser percentage for approval. FirstBank's Articles of Association do not specify any other percentage, and so a vote of 66 2/3% of the outstanding shares is necessary to approve the Merger.

     BancGroup. The DGCL provides that mergers and sales of substantially all of the assets of Delaware corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The DGCL also provides, however, that the shareholders of the corporation surviving a merger need not approve the transaction if: (i) the agreement of merger does not amend in any respect the certificate of incorporation of such corporation; (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the Merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the Merger; and (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the Merger. See also "BancGroup Capital Stock and Debentures -- Changes in Control" for a description of the statutory provisions and the provisions of the BancGroup Certificate relating to changes of control of BancGroup.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

     FirstBank. Under Texas law, a Texas bank's Articles of Association may be amended by the affirmative vote of holders of a 66 2/3% of the outstanding shares entitled to vote thereon unless the Articles of Association require the vote of some other percentage of the stock. FirstBank's Articles of Association do not provide any other percentage for approval of such actions.

     FirstBank's Bylaws provide that they may be amended by its Board of Directors subject to the right of its shareholders to make, amend or repeal the Bylaws. Texas law generally provides that the right of shareholders to make, amend or repeal bylaws is an independent right which does not require any prior board action and limits the right of the board to override actions on bylaws taken by shareholders.

     BancGroup. Under the DGCL, a Delaware corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The BancGroup Certificate requires "supermajority" stockholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the BancGroup Certificate governing (i) the election or removal of directors,
(ii) business combinations between BancGroup and a Related Person, and (iii) board of director evaluation of business combination procedures. See "BancGroup Capital Stock and Debentures -- Changes in Control."

     As is permitted by the DGCL, the BancGroup Certificate gives the Board of Directors the power to adopt, amend or repeal the bylaws. The shareholders entitled to vote have concurrent power to adopt, amend or repeal the BancGroup Bylaws.

RIGHTS OF DISSENTING SHAREHOLDERS

     FirstBank. Section 32.303 of the Texas Finance Code provides for shareholders of Texas state banks the same rights that shareholders of Texas business corporations have under Article 5.11 et seq. of the TBCA to dissent from mergers, consolidations, certain sales of assets and share exchanges. Under these provisions, shareholders who perfect their rights by following prescribed statutory procedures are entitled to a court determined appraisal of their shares and to receive the fair value of their shares in cash in lieu of any other amount of cash or any other type of consideration provided for under the terms of the transaction to which they have dissented. The Texas provisions contain exceptions to the availability of these rights similar to those applicable to Delaware corporations discussed in the following paragraph.

     BancGroup. Under the DGCL, a shareholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. For this purpose, "fair value" may be determined by all generally accepted techniques of valuation used in the financial community, excluding any element of value arising from the accomplishment or expectation of the transaction, but including elements of future value that are known or susceptible of proof. Such fair value is determined by the Delaware Court of Chancery if a petition for appraisal is timely filed. Appraisal rights are not available, however, to shareholders of a corporation (i) if the shares are listed on a national securities exchange (as is BancGroup Common Stock) or quoted on the Nasdaq NMS, or held of record by more than 2,000 shareholders (as is BancGroup Common Stock), and (ii) shareholders are permitted by the terms of the Merger or consolidation to accept in exchange for their shares (a) shares of stock of the surviving or resulting corporation, (b) shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 shareholders, (c) cash in lieu of fractional shares of such stock, or (d) any combination thereof. Shareholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its shareholders is required.

PREFERRED STOCK

     FirstBank.  FirstBank has no authorized shares of Preferred Stock.

     BancGroup. The BancGroup Certificate authorizes the issuance of 1,000,000 shares of Preference Stock from time to time by resolution of the BancGroup Board of Directors. Currently, no shares of Preference Stock are issued and outstanding. See "BancGroup Capital Stock and Debentures -- Preference Stock."

EFFECT OF THE REORGANIZATION ON FIRSTBANK SHAREHOLDERS

     As of the Record Date, FirstBank is expected to have 30 shareholders of record and 340,000 outstanding shares of common stock. As of February 27, 1998, BancGroup had 48,092,093 shares of BancGroup Common Stock outstanding with 8,476 shareholders of record.

     Assuming that no dissenters' rights of appraisal are exercised in the Reorganization, an aggregate number of 1,319,472 shares of BancGroup Common Stock will be issued to the shareholders of FirstBank pursuant to the Reorganization. Based on those assumptions, the 1,319,472 shares of BancGroup Common Stock would represent approximately 2.62% of the total number of shares of BancGroup Common Stock outstanding following the Reorganization, not counting any additional shares BancGroup may issue.

     The issuance of the BancGroup Common Stock pursuant to the Reorganization will reduce the percentage interest of the BancGroup Common Stock currently held by each principal shareholder and each director and officer of BancGroup. Based upon the foregoing assumptions, as a group, the directors and executive officers of BancGroup who own approximately 9.92% of BancGroup's outstanding shares would own approximately 9.56% after the Merger.

     BancGroup has entered into agreements pursuant to which additional shares of BancGroup Common Stock will be issued. See "Business of BancGroup -- Recently Completed and Other Proposed Business Combinations."

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

             CONDENSED PRO FORMA STATEMENT OF CONDITION (UNAUDITED)
                                 (IN THOUSANDS)

     The following summary includes (i) the condensed consolidated statement of condition of BancGroup and subsidiaries as of March 31, 1998, (ii) the condensed statement of condition of Commercial Bank of Nevada ("Completed Business Combination") as of March 31, 1998, (iii) adjustments to give effect to the completed pooling-of-interests method business combination with Commercial Bank of Nevada (iv) the condensed statement of condition of FirstBank ("FirstBank") as of March 31, 1998, (v) adjustments to give effect to the proposed pooling-of-interests method business combination with FirstBank, (vi) combined presentation of the condensed statements of condition of the other probable business combinations with CNB Holding Company, First Macon Bank and Trust and Prime Bank of Central Florida ("Other Probable Business Combinations") as of March 31, 1998, (vii) adjustments to give effect to the proposed pooling-of-interests method business combinations with CNB Holding Company, First Macon Bank & Trust and Prime Bank of Central Florida, (viii) the pro forma combined condensed statement of condition of BancGroup and subsidiaries as if such combinations had occurred on March 31, 1998.

     The pro forma statement of condition excludes the effect of an immaterial pending business combination with Interwest Bancorp located in Reno, Nevada.

     These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of condition of BancGroup and subsidiaries, incorporated by reference herein. The pro forma information provided below may not be indicative of future results.

                                                                        MARCH 31, 1998
                               ------------------------------------------------------------------------------------------------
                                                                                                                      OTHER
                               CONSOLIDATED    COMPLETED                                                             PROBABLE
                                 COLONIAL      BUSINESS     ADJUSTMENTS/               ADJUSTMENTS/                  BUSINESS
                                BANCGROUP     COMBINATION   (DEDUCTIONS)   FIRSTBANK   (DEDUCTIONS)    SUBTOTAL    COMBINATIONS
                               ------------   -----------   ------------   ---------   ------------   ----------   ------------
ASSETS
Cash and due from banks......   $  311,523     $  7,313                    $ 19,880                   $  338,716     $ 16,824
Interest-bearing deposits in
 banks.......................       17,949       31,455                      43,703                       93,107       20,971
Securities held for
 trading.....................       24,824            0                                                   24,824
Securities available for
 sale........................      745,655        3,000                      22,991                      771,646       36,249
Investment securities........      265,711        4,652                      22,663                      293,026       28,953
Mortgage loans held for
 sale........................      455,716                                                               455,716
Loans, net of unearned
 income......................    5,724,844       82,414                      53,170                    5,860,428      237,511
Less: Allowance for possible
 loan losses.................      (69,680)      (1,139)                       (611)                     (71,430)      (2,593)
                                ----------     --------       -------      --------      -------      ----------     --------
Loans, net...................    5,655,164       81,275                      52,559                    5,788,998      234,918
Premises and equipment,
 net.........................      146,448        2,677                          36                      149,161       12,110
Excess of cost over tangible
 and identified intangible
 assets acquired, net........       78,861                                                                78,861           44
Mortgage servicing rights....      151,412                                                               151,412
Other real estate owned......       12,530                                                                12,530           49
Accrued interest and other
 assets......................      140,566          976                       1,028                      142,570        3,573
                                ----------     --------       -------      --------      -------      ----------     --------
       Total Assets..........   $8,006,359     $131,348       $    --      $162,860      $    --      $8,300,567     $353,691
                                ==========     ========       =======      ========      =======      ==========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits.....................   $6,082,744     $119,693                    $138,121                   $6,340,558     $320,300
FHLB short-term borrowings...      460,000                                                               460,000
Other short-term
 borrowings..................      287,468                                   15,005                      302,473
Subordinated debt............       13,125                                                                13,125
Trust preferred securities...       70,000                                                                70,000
FHLB long-term debt..........      283,693                                                               283,693
Other long-term debt.........       93,608                                                                93,608
Other liabilities............      144,135        1,006       $   159(1)        949      $    68(2)      146,317        3,018
                                ----------     --------       -------      --------      -------      ----------     --------
       Total liabilities.....    7,434,773      120,699           159       154,075           68       7,709,774      323,318
Preferred Stock
Common Stock.................      120,323          842          (842)(1)     1,700       (1,700)(2)     125,621        1,090
                                                                2,105(1)                   3,192(2)
Additional paid in capital...      230,682        8,264        (8,264)(1)     4,800       (4,800)(2)     240,990       14,054
                                                                7,001(1)                   3,308(2)
Retained earnings............      221,544        1,543          (159)(1)     2,151          (68)(2)     225,011       15,764
Treasury Stock...............                        --            --            --           --                         (720)
Unearned compensation........       (3,604)          --                                                   (3,604)
Unrealized gain (loss) on
 securities available for
 sale, net of taxes..........        2,641           --            --           134                        2,775          185
                                ----------     --------       -------      --------      -------      ----------     --------
       Total shareholders'
        equity...............      571,586       10,649          (159)        8,785          (68)        590,793       30,373
                                ----------     --------       -------      --------      -------      ----------     --------
       Total liabilities and
        equity...............   $8,006,359     $131,348       $    --      $162,860      $    --      $8,300,567     $353,691
                                ==========     ========       =======      ========      =======      ==========     ========
Capital Ratios:
 Capital Ratio...............         8.10%
 Tangible Leverage Ratio.....         7.36
 Tier One Capital Ratio*.....         9.77
 Total Capital Ratio*........        11.08

                                    MARCH 31, 1998
                               -------------------------

                                              PRO FORMA
                               ADJUSTMENTS/    COMBINED
                               (DEDUCTIONS)     TOTAL
                               ------------   ----------
ASSETS
Cash and due from banks......                 $  355,540
Interest-bearing deposits in
 banks.......................                    114,078
Securities held for
 trading.....................                     24,824
Securities available for
 sale........................                    807,895
Investment securities........                    321,979
Mortgage loans held for
 sale........................                    455,716
Loans, net of unearned
 income......................                  6,097,939
Less: Allowance for possible
 loan losses.................                    (74,023)
                                 --------     ----------
Loans, net...................                  6,023,916
Premises and equipment,
 net.........................                    161,271
Excess of cost over tangible
 and identified intangible
 assets acquired, net........                     78,905
Mortgage servicing rights....                    151,412
Other real estate owned......                     12,579
Accrued interest and other
 assets......................                    146,143
                                 --------     ----------
       Total Assets..........    $     --     $8,654,258
                                 ========     ==========
LIABILITIES AND SHAREHOLDERS'
Deposits.....................                 $6,660,858
FHLB short-term borrowings...                    460,000
Other short-term
 borrowings..................                    302,473
Subordinated debt............                     13,125
Trust preferred securities...                     70,000
FHLB long-term debt..........                    283,693
Other long-term debt.........                     93,608
Other liabilities............    $    649(3)     150,970
                                      624(4)
                                      362(5)
                                 --------     ----------
       Total liabilities.....       1,635      8,034,727
Preferred Stock
Common Stock.................        (153)(3)    133,632
                                     (537)(4)
                                     (400)(5)
                                    2,115(3)
                                    4,636(4)
                                    1,260(5)
Additional paid in capital...        (762)(3)    247,403
                                   (9,521)(4)
                                   (3,771)(5)
                                   (1,920)(3)
                                    5,422(4)
                                    2,911(5)
Retained earnings............        (649)(3)    239,140
                                     (624)(4)
                                     (362)(5)
Treasury Stock...............         720             --
Unearned compensation........                     (3,604)
Unrealized gain (loss) on
 securities available for
 sale, net of taxes..........                      2,960
                                 --------     ----------
       Total shareholders'
        equity...............      (1,635)       619,531
                                 --------     ----------
       Total liabilities and
        equity...............    $     --     $8,654,258
                                 ========     ==========
Capital Ratios:
 Capital Ratio...............                       8.10%
 Tangible Leverage Ratio.....                       7.41
 Tier One Capital Ratio*.....                       9.90
 Total Capital Ratio*........                      11.19

---------------

* Based on risk weighted assets

                         COMPLETED BUSINESS COMBINATION

COMMERCIAL BANK OF NEVADA
  (pooling of interests)

     (1) (A) To record the issuance of 842,157 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Commercial Bank of Nevada

                                                              OUTSTANDING
                                                                SHARES
                                                              -----------
Commercial Bank of Nevada outstanding shares................    842,157
Conversion ratio............................................      1.000
                                                                -------
BancGroup shares to be issued...............................                 842,157
Par value of 842,157 shares issued at $2.50 per share.......                $  2,105
Shares issued at par value..................................    $ 2,105
Total capital stock of Commercial Bank of Nevada............      9,106
                                                                -------
Excess recorded as an increase to contributed capital.......                   7,001
                                                                            --------
                                                                               9,106
To eliminate Commercial Bank of Nevada
  Common stock, at par value................................                $   (842)
  Contributed capital.......................................                  (8,264)
                                                                            --------
                                                                              (9,106)
                                                                            --------
          Net change in equity..............................                $     --
                                                                            ========
          (B) To record possible nonrecurring charges
              associated with contract buy-outs,
              professional fees, and other nonrecurring
              one-time restructuring charges net of taxes...                $   (159)
                                                                            ========

                         PENDING BUSINESS COMBINATIONS

FIRSTBANK
  (pooling of interests)

     (2) (A) To record the issuance of 1,276,844 shares of BancGroup Common Stock in exchange for all of the outstanding shares of FirstBank

FirstBank outstanding shares................................  340,000
Conversion ratio............................................   3.7554
                                                              -------
BancGroup shares to be issued...............................             1,276,844
Par value of 1,276,844 shares issued at $2.50 per share.....            $    3,192
Shares issued at par value..................................  $ 3,192
Total capital stock of FirstBank............................    6,500
                                                              -------
Excess recorded as an increase to contributed capital.......                 3,308
                                                                        ----------
                                                                             6,500
To eliminate FirstBank
  Common stock, at par value................................            $   (1,700)
  Contributed capital.......................................                (4,800)
                                                                        ----------
                                                                            (6,500)
                                                                        ----------
          Net change in equity..............................            $       --
                                                                        ==========
          (B) To record possible nonrecurring charges
              associated with professional fees, fixed asset
              write-offs and other nonrecurring one-time
              restructuring charges, net of taxes...........            $      (68)
                                                                        ==========

CNB HOLDING COMPANY
  (pooling of interests)

     (3) (A) To record the issuance of 846,149 shares of BancGroup Common Stock in exchange for all of the outstanding shares of CNB Holding Company

CNB Holding Company outstanding shares......................  145,418
Conversion ratio............................................   5.8187
                                                              -------
BancGroup shares to be issued...............................               846,149
Par value of 846,149 shares issued at $2.50 per share.......            $    2,115
Shares issued at par value..................................  $ 2,115
Total capital stock of CNB Holding Company..................      195
                                                              -------
Excess recorded as a decrease to contributed capital........                (1,920)
                                                                        ----------
                                                                               195
To eliminate CNB Holding Company
  Common stock, at par value................................            $     (153)
  Contributed capital.......................................                  (762)
  Treasury stock............................................                   720
                                                                        ----------
                                                                              (195)
                                                                        ----------
          Net change in equity..............................            $       --
                                                                        ==========
          (B) To record possible nonrecurring charges
              associated with severance payable to
              terminated employees, noncompete agreements,
              fixed assets write-offs and other nonrecurring
              one-time restructuring charges, net of
              taxes.........................................            $     (649)
                                                                        ==========

FIRST MACON BANK & TRUST
  (pooling of interests)

     (4)(A) To record the issuance of 1,854,467 shares of BancGroup Common Stock in exchange for all of the outstanding shares of First Macon Bank & Trust

First Macon Bank & Trust outstanding shares.................   1,076,604
Conversion ratio............................................      1.7225
                                                              ----------
BancGroup shares to be issued...............................                1,854,467
Par value of 1,854,467 shares issued at $2.50 per share.....               $    4,636
Shares issued at par value..................................  $    4,636
Total capital stock of First Macon Bank & Trust.............      10,058
                                                              ----------
Excess recorded as an increase to contributed capital.......                    5,422
                                                                           ----------
                                                                               10,058
To eliminate First Macon Bank & Trust
  Common stock, at par value................................               $     (537)
  Contributed capital.......................................                   (9,521)
                                                                           ----------
                                                                              (10,058)
                                                                           ----------
        Net change in equity................................               $       --
                                                                           ==========
        (B) To record possible nonrecurring charges associated with severance payable to terminated employees, contract
            buy-outs, fixed assets write-offs and other nonrecurring
            one-time restructuring charges, net of taxes................   $     (624)
                                                                           ==========

PRIME BANK OF CENTRAL FLORIDA
  (pooling of interests)

     (5)(A) To record the issuance of 503,926 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Prime Bank of Central Florida

Prime Bank of Central Florida outstanding shares............   400,000
Conversion ratio............................................    1.2598
                                                              --------
BancGroup shares to be issued...............................              503,926
Par value of 503,926 shares issued at $2.50 per share.......             $  1,260
Shares issued at par value..................................  $  1,260
Total capital stock of Prime Bank of Central Florida........     4,171
                                                              --------
Excess recorded as an increase to contributed capital.......                2,911
                                                                         --------
                                                                            4,171
To eliminate Prime Bank of Central Florida
  Common stock, at par value................................             $   (400)
  Contributed capital.......................................               (3,771)
                                                                         --------
                                                                           (4,171)
                                                                         --------
          Net change in equity..............................             $     --
                                                                         ========
        (B) To record possible nonrecurring charges associated with severance payable to terminated employees, contract
            buy-outs, fixed assets write-offs and other nonrecurring
            one-time restructuring charges, net of taxes..............   $   (362)
                                                                         ========

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

              CONDENSED PRO FORMA STATEMENTS OF INCOME (UNAUDITED)
                                 (IN THOUSANDS)

     The following summary includes (i) the condensed consolidated statements of income of BancGroup and subsidiaries on a historical basis for the three months ended March 31, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995,(ii) the condensed statements of income of Commercial Bank of Nevada for the three months ended March 31, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995, (iii) adjustments to give effect to the completed pooling-of-interests method business combination with Commercial Bank of Nevada, (iv) the condensed statements of income of FirstBank for the three months ended March 31, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995, (v) adjustments to give effect to the proposed pooling-of-interests method business combination with First Bank, (vi) the condensed statements of income of CNB Holding Company, First Macon Bank & Trust and Prime Bank of Central Florida ("Other Probable Business Combinations") for the three months ended March 31, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995, (vii) adjustments to give effect to the proposed pooling-of-interests method business combinations with the Other Probable Business Combinations, (viii) the pro forma statements of income of BancGroup and subsidiaries as if such business combinations had occurred on January 1, 1995.

     The pro forma statements of income exclude the effect of an immaterial pending business combination with Interwest Bancorp located in Reno, Nevada.

     These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of income of BancGroup and subsidiaries, incorporated by reference herein. The pro forma information provided may not necessarily be indicative of future results.

                                               THREE MONTHS ENDED MARCH 31, 1998
                       ----------------------------------------------------------------------------------
                       CONSOLIDATED    COMPLETED
                         COLONIAL      BUSINESS     ADJUSTMENTS/               ADJUSTMENTS/
                        BANCGROUP     COMBINATION   (DEDUCTIONS)   FIRSTBANK   (DEDUCTIONS)    SUBTOTAL
                       ------------   -----------   ------------   ---------   ------------   -----------
Interest income......  $   146,034     $  2,736      $      --     $  2,479     $       --    $   151,249
Interest expense.....       72,602        1,077             --          957             --         74,636
                       -----------     --------      ---------     --------     ----------    -----------
Net interest
  income.............       73,432        1,659             --        1,522             --         76,613
Provision for
  possible loan
  losses.............        3,670           80                          17                         3,767
                       -----------     --------      ---------     --------     ----------    -----------
Net interest income
  after provision for
  loan losses........       69,762        1,579             --        1,505             --         72,846
                       -----------     --------      ---------     --------     ----------    -----------
Noninterest income...       26,075           95             --           51             --         26,221
Noninterest
  expense............       66,934        1,116             --          622             --         68,672
                       -----------     --------      ---------     --------     ----------    -----------
Income before income
  taxes..............       28,903          558             --          934             --         30,395
Applicable income
  taxes..............       10,953          199             --           --            352(1)      11,504
                       -----------     --------      ---------     --------     ----------    -----------
Net income...........  $    17,950     $    359      $      --     $    934     $     (352)   $    18,891
                       ===========     ========      =========     ========     ==========    ===========
Average basic shares
  outstanding........   47,779,000      842,157       (842,157)     340,000       (340,000)    49,897,993
                                                       842,157                   1,276,836
Average diluted
  shares
  outstanding........   49,178,000      842,157       (842,157)     340,000       (340,000)    51,296,993
                                                       842,157                   1,276,836
Earnings per share:
  Basic..............  $      0.38                                                            $      0.38
  Diluted............  $      0.37                                                            $      0.37

                            THREE MONTHS ENDED MARCH 31, 1998
                       -------------------------------------------
                       OTHER PROBABLE                   PRO FORMA
                          BUSINESS      ADJUSTMENTS/    COMBINED
                        COMBINATIONS    (DEDUCTIONS)      TOTAL
                       --------------   ------------   -----------
Interest income......    $    6,747     $        --    $   157,996
Interest expense.....         2,966              --         77,602
                         ----------     -----------    -----------
Net interest
  income.............         3,781              --         80,394
Provision for
  possible loan
  losses.............           122                          3,889
                         ----------     -----------    -----------
Net interest income
  after provision for
  loan losses........         3,659              --         76,505
                         ----------     -----------    -----------
Noninterest income...           640                         26,861
Noninterest
  expense............         2,468              --         71,140
                         ----------     -----------    -----------
Income before income
  taxes..............         1,831              --         32,226
Applicable income
  taxes..............           520              --         12,024
                         ----------     -----------    -----------
Net income...........    $    1,311     $        --    $    20,202
                         ==========     ===========    ===========
Average basic shares
  outstanding........     1,618,996      (1,618,996)    53,096,208
                                          3,198,215
Average diluted
  shares
  outstanding........     1,618,996      (1,618,996)    54,513,410
                                          3,216,417
Earnings per share:
  Basic..............                                  $      0.38
  Diluted............                                  $      0.37

                                               THREE MONTHS ENDED MARCH 31, 1997
                       ----------------------------------------------------------------------------------
                       CONSOLIDATED
                         COLONIAL      COMPLETED
                        BANCGROUP      BUSINESS     ADJUSTMENTS/               ADJUSTMENTS/
                       (RESTATED)*    COMBINATION   (DEDUCTIONS)   FIRSTBANK   (DEDUCTIONS)    SUBTOTAL
                       ------------   -----------   ------------   ---------   ------------   -----------
Interest income......  $   127,044     $  1,616      $      --     $  1,660     $       --    $   130,320
Interest expense.....       62,969          620             --          576             --         64,165
                       -----------     --------      ---------     --------     ----------    -----------
Net interest
  income.............       64,075          996             --        1,084             --         66,155
Provision for
  possible loan
  losses.............        3,056          241             --           17             --          3,314
                       -----------     --------      ---------     --------     ----------    -----------
Net interest income
  after provision for
  loan losses........       61,019          755             --        1,067             --         62,841
                       -----------     --------      ---------     --------     ----------    -----------
Noninterest income...       20,105           74             --           58             --         20,237
Noninterest
  expense............       50,631          662             --          558             --         51,851
                       -----------     --------      ---------     --------     ----------    -----------
Income before income
  taxes..............       30,493          167             --          567             --         31,227
Applicable income
  taxes..............       11,021           57             --          227                        11,305
                       -----------     --------      ---------     --------     ----------    -----------
Net income...........  $    19,472     $    110      $      --     $    340     $       --    $    19,922
                       ===========     ========      =========     ========     ==========    ===========
Average basic shares
  outstanding........   45,969,000      842,157       (842,157)     343,278       (343,278)    48,100,303
                                                       842,157                   1,289,146
Average diluted
  shares
  outstanding........   47,845,000      842,157       (842,157)     343,278       (343,278)    49,976,303
                                                       842,157                   1,289,146
Earnings per share:
    Basic............  $      0.42                                                            $      0.41
    Diluted..........  $      0.41                                                            $      0.40

                           THREE MONTHS ENDED MARCH 31, 1997
                       ------------------------------------------

                       OTHER PROBABLE                  PRO FORMA
                          BUSINESS      ADJUSTMENTS/    COMBINED
                        COMBINATIONS    (DEDUCTIONS)     TOTAL
                       --------------   ------------   ----------
Interest income......    $    5,988     $         --   $  136,308
Interest expense.....         2,529               --       66,694
                         ----------     ------------   ----------
Net interest
  income.............         3,459               --       69,614
Provision for
  possible loan
  losses.............           129               --        3,443
                         ----------     ------------   ----------
Net interest income
  after provision for
  loan losses........         3,330               --       66,171
                         ----------     ------------   ----------
Noninterest income...           567                        20,804
Noninterest
  expense............         2,231               --       54,082
                         ----------     ------------   ----------
Income before income
  taxes..............         1,666               --       32,893
Applicable income
  taxes..............           546               --       11,851
                         ----------     ------------   ----------
Net income...........    $    1,120     $         --   $   21,042
                         ==========     ============   ==========
Average basic shares
  outstanding........     1,618,384       (1,618,384)  51,306,923
                                           3,206,619
Average diluted
  shares
  outstanding........     1,618,384       (1,618,384)  53,205,460
                                           3,229,156
Earnings per share:
    Basic............                                  $     0.41
    Diluted..........                                  $     0.40

---------------

* Restated to give retroactive effect to the February 1998 pooling-of-interests business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.

                                                  YEAR ENDED DECEMBER 31, 1997
                       ----------------------------------------------------------------------------------
                       CONSOLIDATED
                         COLONIAL      COMPLETED
                        BANCGROUP      BUSINESS     ADJUSTMENTS/               ADJUSTMENTS/
                       (RESTATED)*    COMBINATION   (DEDUCTIONS)   FIRSTBANK   (DEDUCTIONS)    SUBTOTAL
                       ------------   -----------   ------------   ---------   ------------   -----------
Interest income......  $   540,699     $  8,381      $      --     $  7,864     $       --    $   556,944
Interest expense.....      267,084        3,286             --        2,740             --        273,110
                       -----------     --------      ---------     --------     ----------    -----------
Net interest income..      273,615        5,095             --        5,124             --        283,834
Provision for
 possible loan
 losses..............       14,860          874                          67                        15,801
                       -----------     --------      ---------     --------     ----------    -----------
Net interest income
 after provision for
 loan losses.........      258,755        4,221             --        5,057             --        268,033
                       -----------     --------      ---------     --------     ----------    -----------
Noninterest income...       92,550          362             --          184             --         93,096
Noninterest expense..      220,232        3,108             --        2,261             --        225,601
                       -----------     --------      ---------     --------     ----------    -----------
Income before income
 taxes...............      131,073        1,475             --        2,980             --        135,528
Applicable income
 taxes...............       48,557          507             --          190            913(1)      50,167
                       -----------     --------      ---------     --------     ----------    -----------
Net income...........  $    82,516     $    968      $      --     $  2,790     $     (913)   $    85,361
                       ===========     ========      =========     ========     ==========    ===========
Average basic shares
 outstanding.........   46,536,000      842,157       (842,157)     340,808       (340,808)    48,658,027
                                                       842,157                   1,279,870
Average diluted
 shares outstanding..   48,158,000      842,157       (842,157)     340,808       (340,808)    50,280,027
                                                       842,157                   1,279,870
Earnings per share:
 Basic...............  $      1.77                                                            $      1.75
 Diluted.............  $      1.72                                                            $      1.70

                              YEAR ENDED DECEMBER 31, 1997
                       -------------------------------------------

                       OTHER PROBABLE                   PRO FORMA
                          BUSINESS      ADJUSTMENTS/    COMBINED
                        COMBINATIONS    (DEDUCTIONS)      TOTAL
                       --------------   ------------   -----------
Interest income......    $   25,829     $        --    $   582,773
Interest expense.....        11,354              --        284,464
                         ----------     -----------    -----------
Net interest income..        14,475              --        298,309
Provision for
 possible loan
 losses..............           321                         16,122
                         ----------     -----------    -----------
Net interest income
 after provision for
 loan losses.........        14,154              --        282,187
                         ----------     -----------    -----------
Noninterest income...         2,718              --         95,814
Noninterest expense..         9,345              --        234,946
                         ----------     -----------    -----------
Income before income
 taxes...............         7,527              --        143,055
Applicable income
 taxes...............         2,625              --         52,792
                         ----------     -----------    -----------
Net income...........    $    4,902     $        --    $    90,263
                         ==========     ===========    ===========
Average basic shares
 outstanding.........     1,620,090      (1,620,090)    51,866,201
                                          3,208,173
Average diluted
 shares outstanding..     1,620,090      (1,620,090)    53,508,119
                                          3,228,092
Earnings per share:
 Basic...............                                  $      1.74
 Diluted.............                                  $      1.69

---------------

 * Restated to give retroactive effect to the February 1998 pooling-of-interests business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.

                                                  YEAR ENDED DECEMBER 31, 1996
                       ----------------------------------------------------------------------------------
                       CONSOLIDATED
                         COLONIAL      COMPLETED
                        BANCGROUP      BUSINESS     ADJUSTMENTS/               ADJUSTMENTS/
                       (RESTATED)*    COMBINATION   (DEDUCTIONS)   FIRSTBANK   (DEDUCTIONS)    SUBTOTAL
                       ------------   -----------   ------------   ---------   ------------   -----------
Interest income......  $   444,082     $  4,031      $      --     $  6,108     $       --    $   454,221
Interest expense.....      219,494        1,194             --        2,047             --        222,735
                       -----------     --------      ---------     --------     ----------    -----------
Net interest income..      224,588        2,837             --        4,061             --        231,486
Provision for
 possible loan
 losses..............       13,564          344                          44                        13,952
                       -----------     --------      ---------     --------     ----------    -----------
Net interest income
 after provision for
 loan losses.........      211,024        2,493             --        4,017             --        217,534
                       -----------     --------      ---------     --------     ----------    -----------
Noninterest income...       74,860          225             --          178             --         75,263
Noninterest expense..      198,971        1,896             --        1,960             --        202,827
                       -----------     --------      ---------     --------     ----------    -----------
Income before income
 taxes...............       86,913          822             --        2,235             --         89,970
Applicable income
 taxes...............       30,631           93             --          762                        31,486
                       -----------     --------      ---------     --------     ----------    -----------
Net income...........  $    56,282     $    729      $      --     $  1,473     $       --    $    58,484
                       ===========     ========      =========     ========     ==========    ===========
Average basic shares
 outstanding.........   42,839,000      658,452       (658,452)     345,137       (345,137)    44,793,579
                                                       658,452                   1,296,127
Average diluted
 shares outstanding..   44,776,000      658,452       (658,452)     345,137       (345,137)    46,764,617
                                                       692,490                   1,296,127
Earnings per share:
 Basic...............  $      1.31                                                            $      1.31
 Diluted.............  $      1.27                                                            $      1.26

                              YEAR ENDED DECEMBER 31, 1996
                       -------------------------------------------

                       OTHER PROBABLE                   PRO FORMA
                          BUSINESS      ADJUSTMENTS/    COMBINED
                        COMBINATIONS    (DEDUCTIONS)      TOTAL
                       --------------   ------------   -----------
Interest income......    $   21,792     $        --    $   476,013
Interest expense.....         9,208              --        231,943
                         ----------     -----------    -----------
Net interest income..        12,584              --        244,070
Provision for
 possible loan
 losses..............           488                         14,440
                         ----------     -----------    -----------
Net interest income
 after provision for
 loan losses.........        12,096              --        229,630
                         ----------     -----------    -----------
Noninterest income...         2,312                         77,575
Noninterest expense..         8,724              --        211,551
                         ----------     -----------    -----------
Income before income
 taxes...............         5,684              --         95,654
Applicable income
 taxes...............         1,887              --         33,373
                         ----------     -----------    -----------
Net income...........    $    3,797     $        --    $    62,281
                         ==========     ===========    ===========
Average basic shares
 outstanding.........     1,610,861      (1,610,861)    47,985,688
                                          3,192,109
Average diluted
 shares outstanding..     1,610,861      (1,610,861)    49,979,921
                                          3,215,303
Earnings per share:
 Basic...............                                  $      1.30
 Diluted.............                                  $      1.25

---------------

 * Restated to give retroactive effect to the February 1998 pooling-of-interests business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.

                                                     YEAR ENDED DECEMBER 31, 1995
                           ---------------------------------------------------------------------------------
                           CONSOLIDATED
                             COLONIAL      COMPLETED
                            BANCGROUP      BUSINESS     ADJUSTMENTS/               ADJUSTMENTS/
                           (RESTATED)*    COMBINATION   (DEDUCTIONS)   FIRSTBANK   (DEDUCTIONS)    SUBTOTAL
                           ------------   -----------   ------------   ---------   ------------   ----------
Interest income..........   $  371,985      $ 1,492       $     --      $ 5,256     $      --     $  378,733
Interest expense.........      182,441          297             --        1,680            --        184,418
                            ----------      -------       --------      -------     ---------     ----------
Net interest income......      189,544        1,195             --        3,576            --        194,315
Provision for possible
 loan losses.............       10,180          192                         176                       10,548
                            ----------      -------       --------      -------     ---------     ----------
Net interest income after
 provision for loan
 losses..................      179,364        1,003             --        3,400            --        183,767
                            ----------      -------       --------      -------     ---------     ----------
Noninterest income.......       63,479           76             --          114            --         63,669
Noninterest expense......      164,739        1,316             --        1,736            --        167,791
                            ----------      -------       --------      -------     ---------     ----------
Income before income
 taxes...................       78,104         (237)            --        1,778            --         79,645
Applicable income
 taxes...................       27,462           --             --          604                       28,066
                            ----------      -------       --------      -------     ---------     ----------
Net income...............   $   50,642      $  (237)      $     --      $ 1,174     $      --     $   51,579
                            ==========      =======       ========      =======     =========     ==========
Average basic shares
 outstanding.............   39,787,000      508,088       (508,088)     350,000      (350,000)    41,609,478
                                                           508,088                  1,314,390
Average diluted shares
 outstanding.............   43,649,000      508,088       (508,088)     350,000      (350,000)    45,471,478
                                                           508,088                  1,314,390
Earnings per share:
   Basic.................   $     1.27                                                            $     1.24
   Diluted...............   $     1.18                                                            $     1.16

                                  YEAR ENDED DECEMBER 31, 1995
                           ------------------------------------------

                           OTHER PROBABLE                  PRO FORMA
                              BUSINESS      ADJUSTMENTS/    COMBINED
                            COMBINATIONS    (DEDUCTIONS)     TOTAL
                           --------------   ------------   ----------
Interest income..........    $  18,806                     $  397,539
Interest expense.........        7,975               --       192,393
                             ---------      -----------    ----------
Net interest income......       10,831               --       205,146
Provision for possible
 loan losses.............          386                         10,934
                             ---------      -----------    ----------
Net interest income after
 provision for loan
 losses..................       10,445               --       194,212
                             ---------      -----------    ----------
Noninterest income.......        1,986                         65,655
Noninterest expense......        7,484               --       175,275
                             ---------      -----------    ----------
Income before income
 taxes...................        4,947               --        84,592
Applicable income
 taxes...................        1,616               --        29,682
                             ---------      -----------    ----------
Net income...............    $   3,331      $        --    $   54,910
                             =========      ===========    ==========
Average basic shares
 outstanding.............    1,574,910       (1,574,910)   44,741,488
                                              3,132,010
Average diluted shares
 outstanding.............    1,574,910       (1,574,910)   48,613,683
                                              3,142,205
Earnings per share:
   Basic.................                                  $     1.23
   Diluted...............                                  $     1.15

---------------

* Restated to give retroactive effect to the February 1998 pooling-of-interests business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.

                             PRO FORMA ADJUSTMENTS

     Adjustments applicable to the pooling-of-interests method business combination with FirstBank.

     1) To record a provision for income taxes for FirstBank as if FirstBank had merged with BancGroup on January 1, 1995. Subsequent to its S-Corporation election as of January 1, 1997, FirstBank does not include a provision for income taxes in their 1998 and 1997 financial statements.

                              NONRECURRING CHARGES
                                 (IN THOUSANDS)

     The following table reflects the primary components of the nonrecurring charges and related tax effect which will result directly from the business combinations and which will be included in BancGroup's results. These charges are not reflected in the condensed pro forma statements of income but are reflected in the condensed pro forma statement of condition. (Please refer to BancGroup's Current Report on Form 8-K dated March 16, 1998 and incorporated by reference herein.)

                         COMPLETED BUSINESS COMBINATION

     (1) Possible adjustments applicable to the pooling-of-interest method business combination with Commercial Bank:

Increase in expense:
  Contract buy-outs.........................................  $ (24)
  Professional fees.........................................   (103)
  Write-off of fixed assets.................................   (128)
                                                              -----
Net decrease in income before tax...........................   (255)
Tax effect of the pro forma adjustments.....................     96
                                                              -----
          Net decrease in income............................  $(159)
                                                              =====

                         PENDING BUSINESS COMBINATIONS

     (2) Possible adjustments applicable to the pooling-of-interest method business combination with FirstBank:

Increase in expense:
  Professional fees.........................................  $(100)
  Write-off of fixed assets.................................     (8)
                                                              -----
Net decrease in income before tax...........................   (108)
Tax effect of the pro forma adjustment......................     41
                                                              -----
          Net decrease in income............................  $ (68)
                                                              =====

     (3) Possible adjustments applicable to the pooling-of-interest method business combination with CNB Holding Company:

Increase in expense:
  Write-off of fixed assets.................................  $  (199)
  Potential severance payable to terminated employees.......      (52)
  Non-compete agreements....................................     (183)
  Contract buy-outs.........................................     (570)
  Write-off of other assets.................................      (34)
                                                              -------
Net decrease in income before taxes.........................   (1,038)
Tax effect of the pro forma adjustment......................      389
                                                              -------
          Net decrease in income............................  $  (649)
                                                              =======

     (4) Possible adjustments applicable to the pooling-of-interest method business combination with First Macon:

Increase in expense:
  Contract buy-outs.........................................  $(153)
  Potential severance payable to terminated employees.......   (162)
  Professional fees.........................................   (305)
  Write-off of other assets.................................    (51)
  Write-off of fixed assets.................................   (328)
                                                              -----
Net decrease in income before tax...........................   (999)
Tax effect of the pro forma adjustments.....................    375
                                                              -----
          Net decrease in income............................  $(624)
                                                              =====

     (5) Possible adjustments applicable to the pooling-of-interest method business combination with Prime Bank:

Decrease (increase) in expense:
  Contract buy-outs.........................................  $ (92)
  Potential severance payable to terminated employees.......    (35)
  Professional fees.........................................   (180)
  Other noncompete, salary continuation agreements..........   (124)
  Deferred tax and interest adjustments.....................     50
  Write-off of other assets.................................    (88)
  Write-off of fixed assets.................................   (128)
                                                              -----
Net decrease in income before tax...........................   (597)
Tax effect of the pro forma adjustments.....................    235
                                                              -----
          Net decrease in income............................  $(362)
                                                              =====

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

                  SELECTED FINANCIAL AND OPERATING INFORMATION

     The following tables present certain financial information for BancGroup on a historical and pro forma basis. The first table presents historical and pro forma information for the three months ended March 31, 1998 and 1997. The second table presents historical and pro forma income statements for the years ended December 31, 1997, 1996 and 1995 as well as historical information for the years ended December 31, 1994 and 1993. The final table presents proforma and historical statement of condition data and selected ratios as of March 31, 1998 as well as historical for the years ended December 31, 1997, 1996, 1995, 1994 and 1993.

     The pro forma information includes consolidated BancGroup and subsidiaries and Commercial Bank of Nevada, CNB Holding Company, FirstBank, First Macon Bank and Trust and Prime Bank of Central Florida. The pro forma balance sheet data gives effect to the combinations as if they had occurred on March 31, 1998 and the pro forma operating data gives effect to the combinations as if they occurred at the beginning of the earliest period presented.

     The following selected financial information should be read in conjunction with the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and all financial statements included elsewhere in this Prospectus and incorporated by reference. The pro forma information provided below may not be indicative of future results.

                                                                THREE MONTHS ENDED MARCH 31,
                                                       -----------------------------------------------
                                                       BANCGROUP   BANCGROUP    BANCGROUP   BANCGROUP
                                                       PRO FORMA   HISTORICAL   PRO FORMA   HISTORICAL
                                                         1998         1998        1997         1997
                                                       ---------   ----------   ---------   ----------
STATEMENT OF INCOME
Interest income......................................  $157,996     $146,034    $136,308     $127,044
Interest expense.....................................    77,602       72,602      66,694       62,969
                                                       --------     --------    --------     --------
Net interest income..................................    80,394       73,432      69,614       64,075
Provision for possible loan losses...................     3,889        3,670       3,443        3,056
                                                       --------     --------    --------     --------
Net interest income after provision for loan
  losses.............................................    76,505       69,762      66,171       61,019
Noninterest income...................................    26,861       26,075      20,804       20,105
Noninterest expense..................................    62,691       58,485      53,325       49,874
Acquisition and restructuring costs and Year 2000
  expenses...........................................     8,449        8,449         757          757
                                                       --------     --------    --------     --------
Income before income taxes...........................    32,226       28,903      32,893       30,493
Applicable income taxes..............................    12,024       10,953      11,851       11,021
                                                       --------     --------    --------     --------
Net income...........................................  $ 20,202     $ 17,950    $ 21,042     $ 19,472
                                                       ========     ========    ========     ========
Income excluding acquisition and restructuring costs
  and Year 2000 expenses.............................  $ 25,810     $ 23,558    $ 21,648     $ 20,078
                                                       ========     ========    ========     ========
EARNINGS PER SHARE
Income excluding acquisition and restructuring costs
  and Year 2000 expenses:
  Basic..............................................  $   0.49     $   0.49    $   0.42     $   0.44
  Diluted............................................      0.47         0.48        0.41         0.42
Net income:
  Basic..............................................      0.38         0.38        0.41         0.42
  Diluted............................................  $   0.37     $   0.37    $   0.40     $   0.41
Average shares outstanding
  Basic..............................................    53,096       47,779      51,307       45,969
  Diluted............................................    54,513       49,178      53,205       47,845
Cash dividends:
  Common.............................................  $   0.17     $   0.17    $   0.15     $   0.15

                                    YEAR ENDED DECEMBER 31,                           YEAR ENDED DECEMBER 31,
                               ---------------------------------   --------------------------------------------------------------
                               BANCGROUP   BANCGROUP   BANCGROUP   BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP
                               PRO FORMA   PRO FORMA   PRO FORMA   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL
                                 1997        1996        1995        1997*        1996*        1995*        1994*        1993*
                               ---------   ---------   ---------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF INCOME
Interest income..............  $582,773    $476,013    $397,539     $540,699     $444,082     $371,985     $278,223     $224,209
Interest expense.............   284,464     231,943     192,393      267,084      219,494      182,441      113,715       88,568
                               --------    --------    --------     --------     --------     --------     --------     --------
Net interest income..........   298,309     244,070     205,146      273,615      224,588      189,544      164,508      135,641
Provision for possible loan
  losses.....................    16,122      14,440      10,934       14,860       13,564       10,180        8,943       14,437
                               --------    --------    --------     --------     --------     --------     --------     --------
Net interest income after
  provision for loan
  losses.....................   282,187     229,630     194,212      258,755      211,024      179,364      155,565      121,204
Noninterest income...........    95,814      77,575      65,655       92,550       74,860       63,479       56,567       53,655
Noninterest expense..........   228,483     195,168     173,537      213,769      182,588      163,001      154,083      135,471
SAIF special assessment......        --       4,465          --           --        4,465           --           --           --
Acquisition and restructuring
  costs......................     6,463      11,918       1,738        6,463       11,918        1,738        1,348          960
                               --------    --------    --------     --------     --------     --------     --------     --------
Income before income taxes...   143,055      95,654      84,592      131,073       86,913       78,104       56,701       38,428
Applicable income taxes......    52,792      33,373      29,682       48,557       30,631       27,462       18,610       12,216
                               --------    --------    --------     --------     --------     --------     --------     --------
Income before extraordinary
  items......................    90,263      62,281      54,910       82,516       56,282       50,642       38,091       26,212
Extraordinary items..........        --          --          --           --           --           --           --         (396)
Cumulative effect of a change
  in accounting..............        --          --          --           --           --           --           --        3,890
                               --------    --------    --------     --------     --------     --------     --------     --------
Net income...................  $ 90,263    $ 62,281    $ 54,910     $ 82,516     $ 56,282     $ 50,642     $ 38,091     $ 29,706
                               ========    ========    ========     ========     ========     ========     ========     ========
Income excluding SAIF special
  assessment and acquisition
  and restructuring costs....  $ 95,433    $ 74,718    $ 56,300     $ 87,686     $ 68,719     $ 52,032     $ 39,169     $ 26,980
                               ========    ========    ========     ========     ========     ========     ========     ========
EARNINGS PER SHARE
Income excluding SAIF special
  assessment and acquisition
  and restructuring costs:
    Basic....................  $   1.84    $   1.56    $   1.26     $   1.88     $   1.60     $   1.31     $   1.05     $   0.80
    Diluted..................      1.78        1.49        1.16         1.83         1.54         1.22         0.98         0.76
Income before extraordinary
  items:
    Basic....................      1.74        1.30        1.23         1.77         1.31         1.27         1.02         0.78
    Diluted..................      1.69        1.25        1.15         1.72         1.27         1.18         0.96         0.74
Net income:
    Basic....................      1.74        1.30        1.23         1.77         1.31         1.27         1.02         0.89
    Diluted..................      1.69        1.25        1.15         1.72         1.27         1.18         0.96         0.84
Average shares outstanding
    Basic....................    51,866      47,986      44,741       46,536       42,839       39,787       37,361       33,512
    Diluted..................    53,508      49,980      48,614       48,158       44,776       43,649       40,993       37,465
Cash dividends:
    Common**.................  $   0.60    $   0.54    $ 0.3375     $   0.60     $   0.54     $ 0.3375     $     --     $     --
      Class A**..............        --          --      0.1125           --           --       0.1125        0.400        0.355
      Class B**..............        --          --      0.0625           --           --       0.0625        0.200        0.155

---------------

 * Restated to give retroactive effect to the February 1998 pooling-of-interests business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.
** The pro forma cash dividends are equal to the historical BancGroup cash dividends.

                                  MARCH 31,                                   DECEMBER 31,
                           -----------------------   --------------------------------------------------------------
                           BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP    BANCGROUP
                           PRO FORMA    HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL
                              1998         1998        1997*        1996*        1995*        1994*        1993*
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF CONDITION
  DATA
At period end:
Total assets.............  $8,654,258   $8,006,359   $7,442,661   $6,165,691   $5,370,361   $4,214,492   $4,022,477
  Loans, net of unearned
    income...............   6,023,916    5,655,164    5,585,901    4,558,780    3,924,785    2,959,565    2,468,564
  Mortgage loans held for
    sale.................     455,716      455,716      225,331      157,966      116,688       61,556      368,515
  Deposits...............   6,660,858    6,082,744    5,771,702    4,728,896    4,223,539    3,378,252    3,252,771
  Long-term debt.........     460,426      460,426      315,252       39,092       48,688       89,040       57,397
  Shareholders' equity...     619,531      571,586      543,262      443,391      388,770      298,812      279,300
Average daily balances
  Total assets...........   8,299,455    7,620,638    6,911,648    5,742,474    4,756,418    4,028,482    3,308,106
  Interest-earning
    assets...............   7,519,092    6,881,562    6,325,872    5,253,921    4,347,437    3,645,499    2,945,172
  Loans, net of unearned
    income...............   6,052,743    5,675,060    5,184,653    4,240,554    3,371,192    2,669,363    1,988,563
  Mortgage loans held for
    sale.................     254,992      254,992      149,309      135,135       98,785      135,046      248,502
  Deposits...............   6,359,861    5,852,198    5,442,818    4,463,015    3,787,613    3,280,208    2,666,025
  Shareholders' equity...     612,996      562,172      504,739      423,289      339,734      292,892      220,802
Book value per share.....  $    11.59   $    11.88   $    11.52   $    10.23   $     9.38   $     7.88   $     7.66
Tangible book value per
  share..................       10.11        10.24        10.05         9.54         8.65         7.37         7.21
SELECTED RATIOS
Income excluding SAIF
  special assessment,
  acquisition and
  restructuring costs and
  Year 2000 expenses to:
  Average assets.........        1.26%        1.25%        1.27%        1.20%        1.09%        0.97%        0.82%
  Average stockholders'
    equity...............       17.07        16.99        17.37        16.23        15.32        13.37        12.22
Income before
  extraordinary items and
  the cumulative effect
  of a change in
  accounting for income
  taxes to:
  Average assets.........        0.99         0.96         1.19         0.98         1.06         0.95         0.79
  Average stockholders'
    equity...............       13.41        12.95        16.35        13.30        14.91        13.01        11.87
Net income to:
  Average assets.........        0.99         0.96         1.19         0.98         1.06         0.95         0.90
  Average stockholders'
    equity...............       13.41        12.95        16.35        13.30        14.91        13.01        13.45
Efficiency ratio(1)(2)...       60.65        58.38        57.94        60.46        63.89        69.00        71.23
Dividend payout..........       43.59        44.74        33.90        41.22        35.43        39.22        39.89
Average equity to average
  assets.................        7.39         7.38         7.30         7.37         7.14         7.27         6.67
Allowance for possible
  loan losses to total
  loans (Net of unearned
  income)................        1.24%        1.22%        1.21%        1.27%        1.29%        1.54%        1.59%

---------------

 * Restated to give retroactive effect to the February 1998 pooling-of-interest business combinations with United American Holding Corporation, First Central Bank and South Florida Banking Corp.
(1) Legislation approving a one-time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") resulted in $4,465,000 in expense before income taxes and $2,903,000 net of applicable income taxes in 1996.
(2) Acquisition expenses reflect costs and related restructuring expense of business combinations.

                                   FIRSTBANK

                            SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables present selected historical financial data for FirstBank. These tables should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Prospectus.

                                              AT OR FOR THE
                                              THREE MONTHS
                                             ENDED MARCH 31,            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                           -------------------   ----------------------------------------------------
                                             1998       1997       1997       1996       1995       1994       1993
                                           --------   --------   --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
At Period End:
  Cash and cash equivalents..............  $ 63,584   $ 33,945   $ 55,456   $ 38,252   $ 29,719   $ 35,065   $ 29,519
  Investment securities..................    45,653     33,802     42,492     32,559     26,464     22,855     24,067
  Loans, net.............................    52,559     37,606     46,166     35,706     26,594     18,690     11,932
  All other assets.......................     1,064        740        880        813      1,718      2,573        422
                                           --------   --------   --------   --------   --------   --------   --------
        Total assets.....................  $162,860   $106,093   $144,994   $107,330   $ 84,495   $ 79,183   $ 65,940
                                           ========   ========   ========   ========   ========   ========   ========
Deposit accounts.........................  $138,121   $ 90,608   $125,518   $ 92,088   $ 73,635   $ 68,379   $ 59,151
All other liabilities....................    15,954      8,968     11,208      8,681      5,512      6,860      3,244
Shareholders' equity.....................     8,785      6,517      8,268      6,561      5,348      3,944      3,545
                                           --------   --------   --------   --------   --------   --------   --------
        Total liabilities and
          shareholders' equity...........  $162,860   $106,093   $144,994   $107,330   $ 84,495   $ 79,183   $ 65,940
                                           ========   ========   ========   ========   ========   ========   ========
For the Period:
  Total interest income..................  $  2,479   $  1,660   $  7,863   $  6,108   $  5,256   $  3,467   $  1,930
  Total interest expense.................       957        576      2,739      2,047      1,680      1,097        580
                                           --------   --------   --------   --------   --------   --------   --------
Net interest income......................     1,522      1,084      5,124      4,061      3,576      2,370      1,350
Provision for credit losses..............        17         17         67         44        176        146        117
                                           --------   --------   --------   --------   --------   --------   --------
Net interest income after provision for
  credit losses..........................     1,505      1,067      5,057      4,017      3,400      2,224      1,233
Other income.............................        51         58        184        178        114         27        100
Other expenses...........................       622        558      2,261      1,960      1,736      1,379      1,016
                                           --------   --------   --------   --------   --------   --------   --------
Earnings before income tax provisions and
  extraordinary item.....................       934        567      2,980      2,235      1,778        872        317
Income tax provision(1)..................         0        227        190        762        604        296        102
                                           --------   --------   --------   --------   --------   --------   --------
Net earnings before extraordinary item...       934        340      2,790      1,473      1,174        576        215
Extraordinary item(2)....................         0          0          0          0          0          0         77
                                           --------   --------   --------   --------   --------   --------   --------
Net earnings.............................  $    934   $    340   $  2,790   $  1,473   $  1,174   $    576   $    292
                                           ========   ========   ========   ========   ========   ========   ========
Earnings (loss) per share before
  extraordinary item.....................  $   2.75   $    .99   $   8.19   $   4.27   $   3.35   $   1.65   $    .83
                                           ========   ========   ========   ========   ========   ========   ========
Net earnings per share...................  $   2.75   $    .99   $   8.19   $   4.27   $   3.35   $   1.65   $    .83
                                           ========   ========   ========   ========   ========   ========   ========
Weighted average number of shares
  outstanding............................   340,000    343,278    340,808    345,137    350,000    350,000    350,000
Ratios and Other Data:
  Return on average assets...............      2.60%      1.42%      2.47%      1.69%      1.58%       .92%       .73%
  Return on average equity...............     43.61      22.24      38.16      25.04      25.46      15.37       9.47
  Average equity to average assets.......      5.97       6.91       6.46       6.75       6.20       6.01       7.70
  Interest-rate spread during the
    period...............................      3.32       3.52       3.59       3.63       4.12       3.19       2.27
  Net yield on average interest-earning
    assets...............................      7.41       7.52       7.61       7.61       7.70       6.08       4.89
  Noninterest expense to average
    assets...............................      1.71       2.31       2.03       2.25       2.34       2.21       2.35
  Ratio of average interest-earning
    assets to average interest-bearing
    liabilities..........................      1.77       1.81       1.84       1.87       1.96       1.90       1.79
  Dividends declared.....................  $    425   $    224   $  1,034   $    173   $      0   $      0   $      0
  Actual number of shares outstanding at
    end of period........................   340,000    340,000    340,000    345,000    350,000    350,000    350,000
Nonperforming loans, in-substance
  foreclosed loans and real estate owned
  as a percentage of total assets at end
  of period..............................         0%         0%         0%         0%         0%         0%         0%
Allowance for credit losses as a
  percentage of total loans at end of
  period.................................      1.15       1.43       1.27       1.45       1.79       1.62       1.34
Total number of banking offices..........         1          1          1          1          1          1          1
Book value per share at end of period....  $  25.84   $  19.17   $  24.32   $  19.02   $  15.28   $  11.26   $  10.13

---------------

(1) Effective January 1, 1997, FirstBank elected to become a Subchapter "S" Corporation under the Code for federal income tax reporting purposes.

(2) Reduction of income taxes arising from net operating loss carryforward.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is provided to afford the reader an understanding of the major elements of FirstBank financial condition, results of operations, capital resources and liquidity. It should be read in conjunction with the financial statements and notes thereto and other information appearing elsewhere in this Prospectus.

GENERAL

     FirstBank (or the "Bank") is an FDIC-insured, state chartered commercial bank headquartered in Dallas, Texas. The bank commenced operations on October 2, 1992. The Bank has one office located in Dallas, Texas, and its main business is to attract deposits and to invest those funds in loans, including both secured and unsecured commercial loans, consumer loans, construction and residential mortgage loans, and the origination of loans secured by commercial real estate properties.

     At December 31, 1997, FirstBank had total assets of $145 million, an increase of 35.1% over the $107.3 million recorded at December 31, 1996, and total shareholders' equity of $8.3 million, up 26.0% over the $6.6 million at December 31, 1996. For the twelve months ended December 31, 1997 it had net pretax earnings of $2.8 million, an improvement of approximately $1.3 million from the net pretax earnings reported for the twelve months ending December 31, 1996 of $1.5 million.

     During the year ended December 31, 1997, net loans increased 29% to $46.2 million from $35.7 million as of December 31, 1996. The Bank's portfolio of investment securities increased to $42.5 million as of December 31, 1997 from $32.6 million as of December 31, 1996. The Bank's deposits increased to $125.5 million as of December 31, 1997 from $92.1 million at December 31, 1996. The 36.3% increase in deposits reflected the Bank's strategy of continuing to accept and retain deposit accounts for which funds can be prudently invested.

REGULATION AND LEGISLATION

     As a state-chartered commercial bank, the Bank is subject to extensive regulation by the Texas Department of Banking ("Texas Department") and the Federal Deposit Insurance Corporation ("FDIC"). The Bank files reports with the Texas Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as opening additional branch offices and mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Texas Department and the FDIC to monitor the Bank's compliance with various regulatory requirements and safety and soundness. The Bank is also subject to regulation by the Federal Reserve with respect to reserves required to be maintained against deposits and certain other matters. As a Texas state bank, the Bank is subject to that state's banking laws and to certain regulations by the Texas Department.

CREDIT RISK

     The Bank's business activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond the control of the Bank. While the Bank has instituted underwriting guidelines and credit review procedures to protect the Bank from avoidable credit losses, some losses will inevitably occur.

     The following tables set forth certain information regarding non-accrual loans and other real estate owned, the ratios of such loans and real estate owned to total assets as of the dates indicated, and certain other related information:

                                                          AT DECEMBER 31,
                                                ------------------------------------
                                                1997    1996    1995    1994    1993
                                                ----    ----    ----    ----    ----
                                                       (DOLLARS IN THOUSANDS)
Nonaccrual loans:
  Real estate loans
     Residential..............................  $  0    $  0    $  0    $  0    $  0
     Commercial...............................     0       0       0       0       0
     Consumer and other loans.................     0       0       0       0       0
                                                ----    ----    ----    ----    ----
          Total nonperforming loans...........  $  0    $  0    $  0    $  0    $  0
                                                ====    ====    ====    ====    ====
Other real estate owned:
  Real estate acquired by foreclosure or deed
     in lieu of foreclosure...................     0%      0%      0%      0%      0%
          Total nonperforming assets..........     0       0               0       0
          Total nonperforming loans to total
            assets............................     0       0       0       0       0
          Total nonperforming assets to total
            assets............................     0       0       0       0       0

     The following tables set forth information with respect to activity in the Bank's allowance for loan losses during the periods indicated:

                                    1997       1996       1995       1994       1993
                                   -------    -------    -------    -------    -------
Average outstanding loans........  $43,118    $32,661    $26,077    $17,142    $ 8,357
Allowance at beginning of
  period.........................      527        484        308        162         45
  Loans charged-off
     Residential real estate
       loans.....................        0          0          0          0          0
     Commercial real estate
       loans.....................        0          0          0          0          0
     Commercial loans............        0          0          0          0          0
     Consumer loans..............        0          1          0          0          0
                                   -------    -------    -------    -------    -------
          Total loans
            charged-off..........        0          1          0          0          0
                                   -------    -------    -------    -------    -------
  Recoveries.....................        0          0          0          0          0
                                   -------    -------    -------    -------    -------
  Net charge-offs (recoveries)...        0          1          0          0          0
  Provisions for loan losses
     charged to operating
     expenses....................       67         44        176        146        117
                                   -------    -------    -------    -------    -------
Allowance at end of year.........  $   594    $   527    $   484    $   308    $   162
                                   =======    =======    =======    =======    =======
Net charge-offs to average loans
  outstanding....................    0.000%     0.000%     0.000%     0.000%      0.00%
Allowance to period end loans....     1.27%      1.45%      1.79%      1.62%      1.34%
Period end loans, net of deferred
  fees...........................  $46,760    $36,233    $27,078    $18,998    $12,094

RESULTS OF OPERATIONS

     The operating results of the Bank depend primarily on its net interest income, which is equal to the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, which consist primarily of deposits. Net interest income is determined by reference to (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("net interest spread"), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's net interest spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, the Bank's net earnings are also affected by the level of nonperforming loans and real estate owned, as well as the level of its non-interest income and non-interest expenses, such as salaries and employee benefits, occupancy, check and data processing and equipment costs and provisions for loan losses.

     The following tables set forth for the periods indicated information regarding (i) the total dollar amount of interest income of the Bank from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost;
(iii) net interest income; (iv) net interest spread; and (v) net interest margin. Average balances are based upon daily balances.

                                       1997                                 1996                                1995
                       ------------------------------------   ---------------------------------   ---------------------------------
                        AVG. BAL.     INTEREST   YIELD/RATE   AVG. BAL.   INTEREST   YIELD/RATE   AVG. BAL.   INTEREST   YIELD/RATE
                       ------------   --------   ----------   ---------   --------   ----------   ---------   --------   ----------
Earning assets:
  Loans..............  $     43,118    $4,296       9.96%     $ 32,661     $3,328      10.19%     $ 26,077     $2,854      10.95%
  Investment
    securities.......        36,301     2,245       6.19        31,021      1,895       6.11        25,480      1,427       5.60
  Federal funds
    sold.............        23,876     1,322       5.54        16,589        885       5.34        16,735        975       5.83
                       ------------    ------                 --------     ------                 --------     ------
        Total earning
          assets.....       103,295     7,863       7.61%       80,271      6,108       7.61%       68,292      5,256       7.70%
                                       ------                              ------                              ------
Non-earning assets...         8,387                              7,125                               5,910
                       ------------                           --------                            --------
        Total
          assets.....  $    111,682                           $ 87,396                            $ 74,202
                       ============                           ========                            ========
Interest-bearing
  liabilities:
  Savings accounts...  $        541    $   11       2.03%     $    504     $   11       2.18%     $    510     $   11       2.16%
  NOW accounts.......         5,377        66       1.22         4,207         60       1.44         3,372         50       1.48
  Money market
    deposits.........        42,154     1,773       4.21        30,811      1,280       4.15        23,838        861       3.61
  Certificates of
    deposit:
    IRA..............           179         8       4.73           343         15       4.42           349         16       4.69
    Over $100,000....         4,770       247       5.17         4,132        204       4.93         3,880        176       4.53
    Under $100,000...         3,170       157       4.95         3,016        140       4.64         2,928        134       4.58
  Borrowings.........         9,547       478       5.01         6,930        338       4.87         7,944        432       5.43
                       ------------    ------                 --------     ------                 --------     ------
    Total interest-
      bearing
      liabilities....        65,738     2,740       4.17%       49,943      2,048       4.10%       42,821      1,680       3.92%
                                       ------                              ------                              ------
    Non-interest-
      bearing
      liabilities....        38,730                             31,562                              26,771
Shareholders'
  equity.............         7,214                              5,891                               4,610
                       ------------                           --------                            --------
    Total liabilities
      and equity.....  $    111,682                           $ 87,396                            $ 74,202
                       ============                           ========                            ========
Net interest
  income.............                  $5,123                              $4,060                              $3,576
                                       ======                              ======                              ======
Net interest
  spread.............                               3.44%                               3.51%                               3.78%
Ratio of average
  earning assets to
  average
  interest-bearing
  liabilities........           157%                               161%                                159%

RATE/VOLUME ANALYSIS

     The following tables set forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of earning assets and interest bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate), and (3) changes in rate-volume (change in rate multiplied by change in volume) (in thousands).

                                                              YEAR ENDED DECEMBER 31, 1997 VS 1996
                                                              -------------------------------------
                                                                   INCREASE (DECREASE) DUE TO
                                                              -------------------------------------
                                                              RATE    VOLUME       MIX       TOTAL
                                                              -----   -------   ---------   -------
                                                                         (IN THOUSANDS)
Interest-earning assets:
  Loans.....................................................  $ 14    $  990       $ 4      $1,008
  Investment securities.....................................    72       593        22         687
  Other earning assets......................................    62       908        41       1,011
                                                              ----    ------       ---      ------
          Total.............................................   148     2,491        67       2,706
                                                              ----    ------       ---      ------
Interest-bearing liabilities:
  Deposits:
     Savings accounts.......................................    (1)       77        (1)         75
     Money market accounts..................................     6       761         4         771
     Certificate accounts...................................    23        83         3         109
  Borrowings -- repurchase agreements.......................    19       150         8         177
                                                              ----    ------       ---      ------
          Total.............................................    47     1,071        14       1,132
                                                              ----    ------       ---      ------
Net change in net interest income...........................  $101    $1,420       $53      $1,574
                                                              ====    ======       ===      ======

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity management assures that adequate funds are available to meet deposit withdrawals, loan demand and maturing liabilities. Insufficient liquidity can result in higher costs of obtaining funds, while excessive liquidity can lead to a decline in earnings due to the cost of foregoing alternative investments. The ability to renew and acquire additional deposit liabilities is a major source of liquidity. The Bank's principal source of funds is primarily within the local market of the Bank and consists of deposits, interest and principal payments on loans and investment securities and borrowings.

     Asset liquidity is provided by cash and assets which are readily marketable, or which can be pledged, or which will mature in the near future. These include cash, federal funds sold and U.S. Government backed securities and U.S. Government agencies securities. Total fair market value of all pledged securities are not included as liquid assets. Liability liquidity is provided by access to core funding sources, principally various customers' interest bearing and noninterest bearing deposit accounts. The Bank does not have nor does it solicit brokered deposits. Federal funds purchased and short term borrowings are additional sources of liquidity. These sources are short term in nature and are used, as necessary, to fund asset growth and meet short term liquidity needs.

     As of December 31, 1997 and December 31, 1996, the Bank's liquidity ratio was approximately 75.74% and 74.59%, respectively, of total deposits.

     The following table sets forth the carrying value of the Bank's investment portfolio as of the dates indicated:

                                                                   DECEMBER 31,
                                                            ---------------------------
                                                             1997      1996      1995
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
Securities held to maturity:
  U.S. treasury securities................................  $     0   $ 1,003   $ 1,511
  U.S. government agencies................................   16,395    16,505    14,851
  State, county and municipal.............................        0         0         0
                                                            -------   -------   -------
          Total held to maturity..........................  $16,395   $17,508   $16,362
                                                            =======   =======   =======
Securities available for sale:
  U.S. treasury securities................................  $20,260   $15,083   $ 9,160
  U.S. government agencies................................    5,963         0     1,005
  State, county and municipal.............................        0         0         0
                                                            -------   -------   -------
          Total available for sale........................   26,223    15,083    10,165
                                                            -------   -------   -------
          Total investment securities.....................  $42,618   $32,591   $26,527
                                                            =======   =======   =======

     The following table sets forth, by maturity distribution, certain information pertaining to the Bank's investment securities portfolio at December 31, 1997:

                                      HELD-TO-MATURITY SECURITIES   AVAILABLE-FOR-SALE SECURITIES
                                      ---------------------------   -----------------------------
                                        ADJUSTED      ESTIMATED       ADJUSTED        ESTIMATED
                                          COST        FAIR VALUE        COST         FAIR VALUE
                                      ------------   ------------   -------------   -------------
Due in one year or less.............  $        --    $        --     $ 9,069,499     $ 9,089,322
Due from one to five years..........    8,555,166      8,627,228      14,101,076      14,206,068
Due after five to ten years.........    3,057,324      3,071,166              --              --
Due after ten years*................    4,655,679      4,696,341       2,926,120       2,928,071
                                      -----------    -----------     -----------     -----------
                                      $16,268,169    $16,394,735     $26,096,695     $26,223,461
                                      ===========    ===========     ===========     ===========

---------------

* Investment securities due after ten years consist of one year adjustable GNMA products.

     At December 31, 1997 the securities portfolio carried a 6.31% aggregate yield to maturity.

     The Bank's primary sources of funds consist of principal payments on loans and investment securities, proceeds from sales and maturities of investment securities and net increases in deposits. The Bank uses its capital resources principally to purchase investment securities and fund existing and continuing loan commitments. At December 31, 1997 and December 31, 1996, the Bank had commitments to originate loans totaling $27.6 million and $20.1 million, respectively. Scheduled maturities of certificates of deposit during the next 12 months following December 31, 1997 totaled $8.9 million.

REGULATORY CAPITAL REQUIREMENTS

     For the purpose of evaluating the minimum capital adequacy of financial institution, Federal banking regulators have adopted regulations which make reference to the institution's "Tier 1 leverage" capital and also to its "total" capital. In most instances, "Tier 1 leverage" capital will consist solely of funds permanently committed to the institution (i.e., shareholders' equity), less net intangible assets. Conversely, "total" capital (comprised of the sum of Tier 1 and supplementary, or Tier 2 capital) includes not only shareholders' equity, but the allowance for loan losses (subject to limitations). Under FDIC regulations, the Bank is required to meet certain minimum capital thresholds. The requirement is not a valuation allowance and has not been created by charges against earnings; rather, it represents a restriction on shareholders' equity. The following table compares the minimum capital ratios required by the FDIC to the ratios maintained by FirstBank

                                                                            FOR CAPITAL
                                                                             ADEQUACY
                                                             ACTUAL          PURPOSES
                                                         --------------    -------------
As of December 31, 1997
Total Capital (to risk weighted assets)................  $8,698   15.87%   $4,385   8.00%
Tier I Capital (to risk weighted assets)...............   8,104   14.78     2,193   4.00
Tier I Capital (to average assets).....................   8,104    6.09     5,326   4.00

ASSET AND LIABILITY MANAGEMENT

     As part of its asset and liability management, the Bank has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing the Bank's earnings. Management believes that these processes and procedures provide the Bank with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in controls and less exposure to interest-rate risk.

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate-sensitive assets to rate-sensitive liabilities. A gap ratio of 1.0 represents perfect matching. A gap is considered positive when the interest-rate sensitive assets exceed interest-rate sensitive liabilities. A gap is considered negative when interest-rate sensitive liabilities exceed interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

     In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Bank's results of operations, management continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Bank's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining a significant portion of liquid assets (cash and short-term investments).

     The Bank has also maintained a relatively large portfolio of liquid assets (cash and assets maturing or repricing in one year or less) in order to reduce its vulnerability to shifts in market rates of interest. At December 31, 1997 and December 31, 1996, 44.52% and 43.10%, respectively, of the Bank's total assets consisted of cash, federal funds sold, and short-term U.S. Government securities, and its overall liquidity ratio was approximately 75.74% and 74.59% of total deposits.

     The Bank seeks to maintain a large stable core deposit base by providing quality service to its customers without significantly increasing its cost of funds or operating expenses. The success of the Bank's core deposit strategy is demonstrated by the stability of its money-market deposit accounts, savings accounts and NOW accounts, which, in the aggregate, totaled $60.2 million, representing 47.98% of total deposits at December 31, 1997 and $36 million or 39.07% of such deposits at December 31, 1996.

     As of December 31, 1997, the Bank's cumulative one-year interest-rate sensitivity gap ratio was 1.27%. Although management believes that the implementation of the referenced strategies has reduced the potential adverse effects of changes in interest rates on the Bank's results of operations, any substantial and prolonged decrease in market interest rates could have an adverse impact on the Bank's results of operations. Management monitors the Bank's interest-rate sensitivity gap on a quarterly basis, having retained an external consulting firm to provide practical and theoretical gap reports. The practical gap report is based on the

Federal Reserve's March 26, 1993 draft for incorporating Interest-Rate Risk into Risk-Based Capital Standards.

     The Bank's management monitors interest rate risk by reviewing several areas of the Bank's operation, such as liquidity, volatile liability dependence and rate sensitivity, operating within the targets and guidelines of the Bank's Funds Management policy. A positive gap will continue in the one year time period, but should decline in line with management goals.

     The following table sets forth certain information relating to the Bank's earning assets and interest-bearing liabilities at December 31, 1997 that are estimated to mature or are scheduled to reprice within the period shown:

                                                          MORE THAN        MORE
                                                          ONE YEAR         THAN
                                             ONE YEAR   TO FIVE YEARS   FIVE YEARS    TOTAL
                                             --------   -------------   ----------   --------
                                                          (DOLLARS IN THOUSANDS)
Earning assets:
  Fixed rate loans.........................  $    821      $ 3,183        $   76     $  4,080
  Adjustable rate loans....................     4,245          228             0       42,678
  Investments (includes federal funds
     sold).................................    59,316       18,737         7,081       85,134
                                             --------      -------        ------     --------
          Total earning assets.............  $102,587      $22,148        $7,157     $131,892
                                             ========      =======        ======     ========
Interest-bearing liabilities:
  Certificates of deposit..................  $  8,911      $   297        $    0     $  9,208
  Savings and NOW accounts.................    11,614            0             0       11,614
  Money market accounts....................    48,607            0             0       48,607
  Repurchase agreements....................    10,811            0             0       10,811
                                             --------      -------        ------     --------
          Total interest-bearing
            liabilities....................  $ 79,983      $   297        $    0     $ 80,240
                                             ========      =======        ======     ========

     Loan Maturities. The table below sets forth the contractual maturity of the Bank's commercial loan and construction loan portfolios at December 31, 1997. The table does not reflect anticipated prepayments.

                                                           MATURITY SCHEDULE OF SELECTED LOANS
                                                           ------------------------------------
                                                            0-12      1-5      OVER
                                                           MONTHS    YEARS    5 YEARS    TOTAL
                                                           -------   ------   -------   -------
Fixed interest rate......................................  $   489   $   74    $  0     $   563
Variable interest rate...................................   22,422    5,507     954      28,883
                                                           -------   ------    ----     -------
          Total..........................................  $22,911   $5,581    $954     $29,446
                                                           =======   ======    ====     =======

     The following table shows the distribution of, and certain other information relating to the Bank's deposit accounts, by type:

                                                             AT DECEMBER 31,
                                                  --------------------------------------
                                                         1997                1996
                                                  ------------------   -----------------
                                                              % OF                % OF
                                                   AMOUNT    DEPOSIT   AMOUNT    DEPOSIT
                                                  --------   -------   -------   -------
                                                          (DOLLARS IN THOUSANDS)
Demand deposits.................................  $ 56,089    44.68%   $48,547    52.72%
Savings and NOW deposits........................    11,614     9.25      5,498     5.97
Money market deposits...........................    48,607    38.73     30,484    33.10
Certificates of deposit.........................     9,208     7.34      7,559     8.21
                                                  --------   ------    -------   ------
          Total.................................  $125,518   100.00%   $92,088   100.00%
                                                  ========   ======    =======   ======

     The following table shows the average amount of and the average rate paid on each of the following deposit accounts categories during the periods indicated:

                                                   YEAR ENDING DECEMBER 31,
                                  -----------------------------------------------------------
                                        1997                 1996                 1995
                                  -----------------    -----------------    -----------------
                                  AVERAGE   AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE
                                  BALANCE    RATE      BALANCE    RATE      BALANCE    RATE
                                  -------   -------    -------   -------    -------   -------
                                                    (DOLLARS IN THOUSANDS)
Noninterest bearing checking
  accounts......................  $37,957    0.00%     $30,749    0.00%     $26,303    0.00%
NOW accounts....................    5,377    1.22        4,207    1.44        3,372    1.48
Money market accounts...........   42,154    4.21       30,811    4.15       23,838    3.61
Certificates of deposit.........    8,119    5.07        7,491    4.79        7,157    4.56
Savings accounts................      541    1.99          504    2.21          510    2.22
                                  -------    ----      -------    ----      -------    ----
          Total deposits........  $94,148    4.02%     $73,762    3.97%     $61,180    3.58%
                                  =======    ====      =======    ====      =======    ====

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1998 AND MARCH 31, 1997

     General. Net pretax income for the three months ended March 31, 1998 was $934,000 or $2.75 per share compared to $567,000 or $1.65 per share for the same period in 1997. The increase in pretax income was due primarily to an increase in interest income.*

     Interest Income and Expense. Interest income increased $819,000 or 49.3% to $2,479,000 during the three months ended March 31, 1998. Interest on loans increased $332,000 to $1,236,000 due to an increase in the average loan portfolio from $37,345,000 for the quarter ended March 31, 1997 to $50,415,000 for the quarter ended March 31, 1998. Interest on investment securities increased $175,000 to $669,000 due to an increase in average balance of securities during the first quarter of 1998 compared with 1997.

     Interest expense on deposit accounts and short term borrowings increased $576,000 or 66.1% to $957,000 during the quarter ended March 31, 1998 due to an increase in the average balance of interest bearing liabilities.

     Provisions for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. The provision for loan losses remained constant at $17,000 at March 31, 1997 and 1998. The reserve for possible loan losses increased from $544,000 at March 31, 1997 to $611,000 at March 31, 1998. Nonperforming loans as a percentage of total assets were 0.0% at March 31, 1998 and 1997. While management believes that its reserves for possible loan losses was adequate as of March 31, 1998, future adjustments to the Bank's reserves for possible loan losses may be necessary if economic and other conditions differ substantially from the assumptions used in making the determination.

     Noninterest Income and Expense. Total noninterest income decreased 12%, from $58,000 for the three months ended March 31, 1997 to $51,000 for the three months ended March 31, 1998. Total noninterest expense increased 11.3% from $559,000 for the three months ended March 31, 1997 to $622,000 for the three months ended March 31, 1998. This increase was due to normal growth.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

     General. Net income for the year ended December 31, 1997 was $2,790,000 or $8.19 per share compared to a net income of $1,473,000 or $4.27 per share for December 31, 1996. The increase in earnings of $1,317,000 was due primarily to an increase in interest income and an increase in average assets. The income

---------------

* It should be noted that the Bank, effective January 1, 1997, files federal income tax returns as a Subchapter S Corporation.

for 1997 does not reflect full taxation as a C corporation. FirstBank began operations as an S corporation on January 1, 1997.

     Interest Income and Expense. Interest income increased $1,755,000 or 28.7% to $7,863,000 during the year ended December 31, 1997. Interest on loans increased $969,000 to $4,297,000 due to an increase in the average loan portfolio from $32,661,000 during 1996 to $43,118,000 during 1997. Interest on investment securities increased $350,000 to $2,245,000 due to an increase in the average yield and average balance of securities during 1997 compared with 1996.

     Interest expense on deposit accounts and short-term borrowings increased from $2,047,000 for the year ended December 31, 1996 to $2,740,000 for the year ended December 31, 1997. This increase was primarily the result of an increase in the average balances on deposit accounts.

     Provisions for Credit Losses. The provision for loan losses increased from $45,000 for the year ended December 31, 1996 to $67,000 during 1997. The allowance for loan losses increased from $527,000 at December 31, 1996 to $594,000 at December 31, 1997. Nonperforming loans as a percentage of total assets were 0.% at December 31, 1997 and 1996.

     Noninterest Income and Expense. Total noninterest expense increased 15.4%, from $1,960,000 for the year ended December 31, 1996 to $2,261,000 for the year ended December 31, 1997. This increase is due to an increase in personnel and other expenses resulting from growth. Total noninterest income increased 4.0% from $178,000 for the year ended December 31, 1996 to $184,000 for the year ended December 31, 1997. This increase is due to normal growth.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

     General. Net income for the year ended December 31, 1996 was $1,473,000 or $4.27 per share compared to a net income of $1,174,000 or $3.35 per share for December 31, 1995. The increase in earnings of $299,000 was due primarily to an increase in interest income.

     Interest Income and Expense. Interest income increased $852,000 or 16.2% to $6,108,000 during the year ended December 31, 1996. Interest on loans increased $474,000 to $3,328,000 due to an increase in the average loan portfolio from $26,077,000 during 1995 to $32,661,000 during 1996. Interest on investment securities increased by $469,000 due to an increase in the average yield and volume of securities during 1996 compared with 1995.

     Interest expense on deposit accounts and short-term borrowings increased from $1,680,000 for the year ended December 31, 1995 to $2,047,000 for the year ended December 31, 1996. This increase was primarily the result of an increase in the average balances in deposit accounts.

     Provisions for Credit Losses. The provision for loan losses decreased from $176,000 for the year ended December 31, 1995 to $45,000 during 1996. The allowance for loan losses increased from $484,000 at December 31, 1995 to $527,000 at December 31, 1996. Nonperforming loans as a percentage of total assets were 0% at December 31, 1995 as compared to 0% at December 31, 1996.

     Noninterest Income and Expense. Total noninterest income increased 56.1%, from $114,000 for the year ended December 31, 1995 to $178,000 for the year ended December 31, 1996. This increase is due to an increase in number of active accounts and overdraft service charges. Total noninterest expense increased 12.9% from $1,736,000 for the year ended December 31, 1995 to $1,960,000 for the year ended December 31, 1996. This increase is due to normal growth.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994

     General. The net income for the year ended December 31, 1995 was $1,174,000 or $3.35 per share compared to net income of $576,000 or $1.65 per share for 1994. The increase in earnings was due primarily to increases in both net interest income and noninterest income.

     Interest Income. Interest income increased $1,789,000 or 51.6% during the year ended December 31, 1995. Interest on loans increased $1,193,000 to $2,854,000 due to an increase in the average loan portfolio from $17,142,000 during 1994 to $26,077,000 during 1995. Interest on investment securities increased $241,000 for the year ended 1995 vs. 1994, due to an increase in the average yield earned on investment securities from 4.66% during 1994 to 5.60% during 1995, and increased average amount invested in securities during 1995 as compared to 1994.

     Interest Expense. Interest expense on deposit accounts and short-term borrowings increased from $1,097,000 for the year ended December 31, 1994 to $1,680,000 for the year ended December 31, 1995. This increase was primarily the result of an increase in the average yield and average balance of deposits during 1995 as compared to 1994.

     Noninterest Income and Expense. Total noninterest income increased 322%, from $27,000 for the year ended December 31, 1994 to $114,000 for the year ended December 31, 1995. This increase is primarily due to the Bank's increased account base. Total noninterest expense increased 25.9% from $1,379,000 for the year ended December 31, 1994 to $1,736,000 for the year ended December 31, 1995. The increase was primarily due to increase in employee compensation and occupancy expense.

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and related data presented herein have been prepared on the traditional basis of accounting, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

                             BUSINESS OF BANCGROUP

GENERAL

     BancGroup is a bank holding company registered under the BHCA. It was organized in 1974 under the laws of Delaware and has operated under its current name and management since 1981. BancGroup operates a wholly owned commercial banking subsidiary, Colonial Bank, in the states of Alabama, Georgia, Florida and Tennessee. Colonial Bank conducts a full service commercial banking business through 134 branches in Alabama, five branches in Tennessee, 13 branches in Georgia, three branches in Nevada and 75 branches in Florida. BancGroup has also entered into agreements to acquire five additional banks (including FirstBank). Colonial Mortgage Company, a subsidiary of Colonial Bank, is a mortgage banking company which services approximately $13.8 billion in residential loans and which originates residential mortgages in 34 states through four divisional offices. The above amounts and numbers were calculated as of March 31, 1998. At March 31, 1998, BancGroup had consolidated total assets of $8.0 billion and consolidated stockholders' equity of $571.6 million. Since March 31, 1998, BancGroup has acquired one banking institution with aggregate assets of $131.3 million and aggregate stockholders' equity of $10.6 million. This acquisition is included in the pro forma statements included herein. See "Business of BancGroup." BancGroup's commercial banking loan portfolio is comprised primarily of commercial real estate loans (28%) and residential real estate loans (42%), a significant portion of which is located within the States of Alabama and Florida, BancGroup's growth in loans over the past several years has been concentrated in commercial and residential real estate loans.

RECENTLY COMPLETED AND OTHER PROPOSED BUSINESS COMBINATIONS

     Since March 31, 1998, BancGroup has acquired one banking institution, with aggregate assets and stockholders' equity acquired of $131.3 million and $10.6 million.

     On June 15, 1998, BancGroup completed the acquisition of Commercial Bank of Nevada ("Commercial"). Commercial was a Nevada bank located in Las Vegas, Nevada. Commercial was merged with BancGroup's bank subsidiary, Colonial Bank. BancGroup issued a maximum of 842,157 shares of its Common Stock in the merger. At March 31, 1998, Commercial had assets of $131.3 million, deposits of $119.7 million and stockholders' equity of $10.6 million.

     On March 26, 1998, BancGroup entered into a definitive agreement with CNB Holding Company ("CNB"). CNB is located in Daytona Beach, Florida. CNB will merge with BancGroup. BancGroup expects to issue a maximum of 972,291 shares of its Common Stock to the shareholders of CNB. This transaction is subject to, among other things, approval by the shareholders of CNB and by the appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At March 31, 1998, CNB had assets of $88.0 million, deposits of $79.4 million and stockholders' equity of $8.5 million.

     On May 14, 1998, BancGroup entered into a definitive agreement with First Macon Bank & Trust Company ("First Macon"). First Macon is located in Macon, Georgia. First Macon will merge with BancGroup's existing subsidiary bank, Colonial Bank. BancGroup expects to issue a maximum of 1,844,500 shares of its Common Stock to the shareholders of First Macon. This transaction is subject to, among other things, approval by the shareholders of First Macon and by the appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At March 31, 1998, First Macon had assets of $195.2 million, deposits of $177.3 million and stockholders' equity of $15.3 million.

     On May 21, 1998, BancGroup entered into a definitive agreement with Prime Bank of Central Florida ("Prime Bank"). Prime Bank is located in Titusville, Florida. Prime Bank will merge with Colonial Bank. BancGroup expects to issue a maximum of 586,560 shares of BancGroup Common Stock to the shareholders of Prime Bank. This transaction is subject to, among other things, approval by the shareholders of Prime Bank and by the appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At March 31, 1998, Prime Bank had assets of $70.5 million, deposits of $63.6 million and stockholders' equity of $6.6 million.

     On June 16, 1998, BancGroup entered into a definitive agreement with InterWest Bancorp ("InterWest"). InterWest is located in Reno Nevada. BancGroup expects to issue a maximum of approximately 735,000 shares of BancGroup Common Stock to the shareholders of InterWest. This transaction is subject to, among other things, approval by the shareholders of InterWest and by the appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At March 31, 1998, InterWest had assets of $116.2 million, deposits of $102.3 million and stockholders' equity of $7.3 million.

     See "The Colonial BancGroup, Inc. and Subsidiaries -- Condensed Pro Forma Statements of Condition (Unaudited)."

YEAR 2000 COMPLIANCE

     Most computer software programs and processing systems, including those used by BancGroup and its subsidiaries in their operations, have not been designed to accommodate entries beyond the year 1999 in date fields. Failure to address the anticipated consequences of this design deficiency could have material adverse effects on the business and operations of any business, including BancGroup, that relies on computers and associated technologies. In response to the challenges of addressing such consequences in the banking industry, bank regulatory agencies, including the Federal Reserve, BancGroup's primary regulator, have established a Year 2000 Supervision Program and published guidelines for implementing procedures to bring the computer software programs and processing systems into year 2000 compliance.

     In compliance with the guidelines of the Federal Reserve, BancGroup has established a full time Year 2000 task force to address all Year 2000 compliance issues as well as enhancements to computer and communications systems resulting from upgrades initiated in response to Year 2000 issues. Currently BancGroup is in the process of implementing its plans to bring all major computer systems into Year 2000 compliant status by December 31, 1998, allowing the full year 1999 for testing of any systems changes. The major computer systems involved are:

     - Colonial Bank's mainframe based systems: These systems are provided by third party vendors of national stature. Upgrades to these systems are in progress which will bring the systems into Year 2000 compliant status and provide enhancements to current capabilities. The costs associated with these upgrades are part of BancGroup's ongoing operating costs.

     - Colonial Mortgage Company's (CMC) servicing and production systems: CMC's systems are primarily in-house systems and are currently being rewritten to Year 2000 compliant status. The cost of the rewrites is estimated to be $1.0 million and is incremental to the Company's ongoing operating costs. In addition, CMC's computer hardware is being upgraded to Year 2000 compliant status. This upgrade will also provide additional capacity for the servicing systems as well as an enhanced capability for the servicing systems and an enhanced capability for production. The additional annual costs of the mainframe upgrade (approximately $240,000) are expected to be absorbed through growth in the servicing portfolio and through increased production. CMC expects to maintain an average servicing cost per loan below $48.00 in 1998 and future years.

     - Branch automation operating systems: Colonial Bank's branch automation operating systems are being converted to Windows NT from OS/2. This conversion along with establishment of any Internet and increased capacity of communication lines is the most cost effective method of bringing the operating system to Year 2000 compliant status while allowing for more efficient flow of information to and from the branches and provided the highest assurance of continuing vendor support for the Company's branch automation solution. The incremental operating cost for these upgrades (approximately $400,000 annually) is expected to be absorbed through operational efficiencies and increased revenue. The Company will incur a one-time pretax charge of approximately $2.0 million to write off the remaining book value of the current branch automation equipment that is not Windows NT compatible.

     BancGroup expects to incur additional third party costs totaling approximately $300,000 related to assessing the status of the Company's systems and defining its strategy to bring all systems in to Year 2000 compliance. These costs have been and will continue to be expensed as incurred and are not significant to BancGroup's on-going operating costs. The costs to bring other miscellaneous systems into Year 2000 compliance are not expected to be material.

     The above reflects management's current assessment and estimates. Various factors could cause actual results to differ materially from those contemplated by such assessments, estimates and forward-looking statements. Some of these factors may be beyond the control of BancGroup, including but not limited to, vendor representation, technological advancements, economic factors and competitive considerations.

     Management's evaluation of Year 2000 compliance and technological upgrades is an on-going process involving continual evaluation. Unanticipated problems could develop and alternative solutions may be available that could cause current solutions to be more difficult or costly than currently anticipated.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

     As of February 27, 1998, BancGroup had issued and outstanding 48,092,093 shares of BancGroup Common Stock with 8,476 shareholders of record. Each such share is entitled to one vote. In addition, as of that date, 2,072,913 shares of BancGroup Common Stock were subject to issue upon exercise of options pursuant to BancGroup's stock option plans and up to 349,500 shares of BancGroup Common Stock were issuable upon conversion of BancGroup's 1986 Debentures. There are currently 200,000,000 shares of BancGroup Common Stock authorized.

     The following table shows those persons who are known to BancGroup to be beneficial owners as of February 27, 1998 of more than five percent of outstanding BancGroup Common Stock.

                                                                            PERCENTAGE
                                                               COMMON        OF CLASS
NAME AND ADDRESS                                                STOCK     OUTSTANDING(1)
----------------                                              ---------   --------------
Robert E. Lowder(2).........................................  2,903,654(3)      6.01%
  Post Office Box 1108
  Montgomery, AL 36101

---------------

(1) Percentages are calculated for each person assuming the issuance of shares of BancGroup Common Stock pursuant to BancGroup's stock option plans, if any, that are held by such person.
(2) Robert E. Lowder is the brother of James K. and Thomas H. Lowder, who own 2,200,372 and 2,146,488 shares of BancGroup common stock, respectively. Robert E. Lowder disclaims any beneficial ownership interest in the shares owned by his brothers.
(3) Includes 191,020 shares of BancGroup Common Stock subject to options under BancGroup's stock option plans.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table indicates for each director, executive officer, and all executive officers and directors of BancGroup as a group the number of shares of outstanding BancGroup Common Stock of beneficially owned as of February 27, 1998.

                     SHARES OF BANCGROUP BENEFICIALLY OWNED

                                                                                PERCENTAGE
                                                               COMMON            OF CLASS
DIRECTORS NAME                                                  STOCK           OUTSTANDING
--------------                                                ---------         -----------
Lewis Beville...............................................      1,816                *
Young J. Boozer.............................................     16,226(1)             *
William Britton.............................................     15,616                *
Jerry J. Chesser............................................    149,196                *
Augustus K. Clements, III...................................     18,708                *
Robert S. Craft.............................................     17,458                *
Patrick F. Dye..............................................     30,960(2)             *
James L. Hewitt.............................................    440,692(3)             *
Clinton O. Holdbrooks.......................................    276,400(4)             *
D. B. Jones.................................................     21,989(5)             *
Harold D. King..............................................    148,581                *
Robert E. Lowder............................................  2,903,654(6)          6.01%
John Ed Mathison............................................     29,454                *
Milton E. McGregor..........................................          0                *
John C.H. Miller, Jr........................................     38,352(7)             *
Joe D. Mussafer.............................................     20,679                *
William E. Powell, III......................................     14,353                *
J. Donald Prewitt...........................................    222,924(8)             *
Jack H. Rainer..............................................      2,690                *
Jimmy Rane..................................................      1,108(9)             *
Frances E. Roper............................................    366,814                *
Simuel Sippial..............................................      2,882                *
Ed V. Welch.................................................     30,949                *

CERTAIN EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
Young J. Boozer, III........................................     71,665(1)(10)         *
Michelle Condon.............................................     19,098(10)            *
P.L. ("Mac") McLeod, Jr.....................................     62,343(10)            *
W. Flake Oakley, IV.........................................     42,316(10)            *
All Executive Officers
& Directors as a Group......................................  4,965,923            10.24%

---------------

  *  Represents less than 1%.
 (1) Includes 1,000 shares of BancGroup Common Stock out of 2,000 shares owned by Young J. Boozer, and Young J. Boozer, III EX U/W Phyllis C. Boozer.
 (2) Includes 25,000 shares of BancGroup Common Stock subject to options exercisable under BancGroup's stock option plans.
 (3) Includes 62,682 shares of BancGroup Common Stock subject to stock options.
 (4) Includes 24,524 shares of BancGroup Common Stock subject to options under BancGroup's stock option plans and 64,498 shares held by Mr. Holdbrooks as trustee.
 (5) Mr. Jones holds power to vote 20,733 of these shares as trustee.
 (6) Includes 191,020 shares of BancGroup Common Stock subject to options under BancGroup's stock option plans.

 (7) Includes 20,000 shares of BancGroup Common Stock subject to options under BancGroup's stock option plans.
 (8) Includes 63,604 shares of BancGroup Common Stock subject to stock options.
 (9) Mr. Rane's Keogh Plan owns 1,000 shares of BancGroup Common Stock.
(10) Young J. Boozer, III, Michelle M. Condon, P.L. ("Mac") McLeod, Jr. and W. Flake Oakley hold options respecting 25,000, 9,245, 28,000 and 18,000 shares of BancGroup Common Stock, respectively, pursuant to BancGroup's stock option plans, not counting options that are not exercisable within 60 days due to vesting requirements.

MANAGEMENT INFORMATION

     Certain information regarding the biographies of the directors and executive officers of BancGroup, executive compensation and related party transactions is included in (i) BancGroup's Annual Report on Form 10-K for the fiscal year ending December 31, 1997, at item 10 and (ii) BancGroup's Proxy Statement for its 1998 Annual Meeting, at items 10,11 and 13.

                             BUSINESS OF FIRSTBANK

GENERAL

     FirstBank was incorporated on October 2, 1992, and chartered by the State of Texas as a commercial bank on October 2, 1992. FirstBank is a Fed non member bank, with deposits insured by the FDIC.

     FirstBank has operated as a traditional commercial financial institution attracting checking, savings and money market account deposits from individuals and businesses, and using such deposits to originate commercial and residential real estate loans which are secured by property located primarily in Dallas County, Texas. FirstBank also originates commercial loans, lines of credit and consumer loans. Its income is primarily derived from interest and fees received in connection with lending activities. Interest on deposits and general administrative expenses are FirstBank's major expense items.

     FirstBank currently employs 19 full and parttime individuals and engages in the general business of personal and commercial banking primarily in Dallas County communities, including the greater Dallas PMSA. For its primary sources of funds, FirstBank relies on personal and business deposits, money market deposit accounts, and certificates of deposit. FirstBank's primary sources of income include interest and fees earned from residential and commercial construction loans, land acquisition and development loans secured and unsecured commercial and consumer loans and revolving credit lines.

MARKET AREA

     FirstBank operates its business from a single location in the City of Dallas and is situated in Dallas County, Texas with an estimated population of 1,052,300 as of January 1, 1998. The Dallas/Fort Worth area has a relatively diversified economy. Major employers include electronics manufacturers (Texas Instruments, Fujitsu, and Tandy), defense (Lockheed, Vought Aircraft, Bell-Textron, and Raytheon E-Systems), telecommunications companies (SBC Communications, GTE Telephone Operations, MCI, and Northern Telecom), computer services companies (EDS and Perot Systems), energy companies (Exxon, Oryx, and Fina), transportation companies (American Airlines, Delta Airlines, Southwest Airlines, Union Pacific Railroad, and Burlington Northern-Santa Fe Railroad), and large retailers (JC Penney, Southland Corporation, Frito Lay, and CompUSA).

PROPERTIES

     FirstBank's office is located at 15150 Preston Rd., Dallas, Texas, with FirstBank leasing and occupying 8,009 square feet.

     Management of FirstBank believes its main office to be convenient to both commercial and individual customers and that such accessibility is a competitive advantage.

COMPETITION

     FirstBank ranks 26th in Dallas County deposits with a market share of 0.30%. Total deposits held by financial institutions in Dallas County totaled $35.7 billion based on market share summary of all FDIC-Insured Institutions as of June 30, 1997.

     FirstBank ranks 24th in City of Dallas deposits with a market share of 0.37%. Total deposits held by financial institutions in Dallas totaled $29.9 billion as of June 30, 1997.

     The market share leaders in Dallas County include NationsBank with a 37.8% market share, Bank One with a 15.0% market share, Chase Bank of Texas with a 9.46% market share, Comerica Bank with a 4.71% market share, Bank of America with a 3.43% market share.

     Total population in Dallas County is estimated at 2,004,200 as of 1997. Population projections for 2001 indicate 10% growth in Dallas County. The county's total population is estimated at 2,206,149 individuals as of 2001.

YEAR 2000 COMPLIANCE

     FirstBank has formulated and begun implementation of a plan to address issues related to its "Mission Critical" computer hardware, software, and applications impacted by anticipated problems of date-field recognition in and after the year 2000. FirstBank's plan complies with Federal Financial Institutions Examination Council Year 2000 compliance guidelines as promulgated by FirstBank's principal regulatory agency. FirstBank contracts with and hires third-party vendors to provide certain computer and data processing services related to its business operations. Some of these services are year 2000 sensitive. FirstBank, in cooperation with its service providers and vendors, has met all applicable regulatory deadlines and intends to meet the remaining regulatory deadlines promulgated by FirstBank's principal regulatory agency.

PRINCIPAL HOLDERS OF COMMON STOCK

     FirstBank's authorized capital stock consists of 340,000 shares of FirstBank Common Stock, par value $5.00 per share, of which 340,000 shares are issued and outstanding as of the Record Date.

     The following table sets forth information as of the Record Date regarding the ownership of FirstBank Common Stock by each director and executive officer of FirstBank, by each person known to FirstBank to be the beneficial owner of more than five percent of the FirstBank Common Stock and by all directors and executive officers as a group. Unless otherwise indicated, all persons shown in the table have sole voting and investment power with regard to the shares shown.

                                                                 SHARES
                                                              BENEFICIALLY    PERCENTAGE
NAME AND POSITION OF BENEFICIAL OWNER                            OWNED        OWNERSHIP
-------------------------------------                         ------------    ----------
Herschel G. Brown, Director.................................     10,000          2.94
Jim Burnham, Director.......................................      2,500           .74
Jack W. Evans, Jr., Director................................     21,500          6.32
Roy Gene Evans, Chairman of the Board.......................     85,000         25.00
James R. Parish, Director...................................      5,000          1.47
George W. Reaves, Director..................................     31,282          9.20
D. Michael Redden, President and CEO........................     30,000          8.82
Pete Schenkel, Director.....................................          0(1)
Mark W. Wells, Senior Vice President........................     10,000          2.94
Debra E. Windham, Senior Vice President.....................      5,000          1.47
All Directors and executive officers........................    200,252         58.90

---------------

(1) Mr. Schenkel disclaims beneficial ownership of 10,000 shares owned by his wife as separate property.

                         ADJOURNMENT OF SPECIAL MEETING

     Approval of the Agreement by FirstBank shareholders requires the affirmative vote of at least 66 2/3% of the total outstanding shares of FirstBank common stock. In the event there are an insufficient number of shares of FirstBank Common Stock present in person or by proxy at the Special Meeting to approve the Agreement, FirstBank's Board of Directors intends to adjourn the Special Meeting to a later date provided a majority of the shares present and voting on the motion have voted in favor of such adjournment. The place and date to which the Special Meeting would be adjourned would be announced at the Special Meeting. Proxies voted against the Agreement and abstentions will not be voted to adjourn the Special Meeting. Abstentions and broker non-votes will not be voted on this matter but will not count as "no votes." If it is necessary to adjourn the Special Meeting and the adjournment is for a period of not more than 30 days from the original date of the Special Meeting, no notice of the time and place of the adjourned meeting need be given the shareholders other than an announcement made at the Special Meeting.

     The effect of any such adjournment would be to permit FirstBank to solicit additional proxies for approval of the Agreement. While such an adjournment would not invalidate any proxies previously filed as long as the record date for the adjourned meeting remained the same, including proxies files by shareholders voting against the Agreement, an adjournment would afford FirstBank time to solicit additional proxies in favor of the Agreement.

                                 OTHER MATTERS

     The Board of Directors of FirstBank is not aware of any business to come before the Special Meeting other than those matters described above in this Prospectus. If, however, any other matters not now known should properly come before the Special Meeting, the proxy holders named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the Board of Directors of FirstBank.

             DATE FOR SUBMISSION OF BANCGROUP SHAREHOLDER PROPOSALS

     In order to be eligible for inclusion in BancGroup's proxy solicitation materials for its 1999 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at BancGroup's main office at One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101, no later than 120 calendar days in advance of the date of March 14, 1998.

                                 LEGAL MATTERS

     Certain legal matters regarding the shares of BancGroup Common Stock of BancGroup offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of BancGroup, is a partner. Such firm received fees for legal services performed in 1997 of $1,659,399. John C. H. Miller, Jr. as of February 27, 1998 beneficially owns 38,352 shares of Common Stock. Mr. Miller also received employee-related compensation from BancGroup in 1997 of $43,485. Certain legal matters relating to the Reorganization are being passed upon for FirstBank by the law firm of Brown McCarroll & Oaks Hartline.

                                    EXPERTS

     Coopers & Lybrand L.L.P. serves as the independent accountants for BancGroup. The consolidated financial statements of BancGroup as of December 31, 1997 and 1996 and for each of the three years ended December 31, 1997 are incorporated by reference in this Prospectus in reliance upon the report of such firm, given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

     FirstBank's financial statements as of December 31, 1997 and 1996, and for each of the two years then ended included in this Prospectus have been audited by Lane Gorman Trubitt, L.L.P., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. YOU MAY REVOKE THE PROXY BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF FIRSTBANK PRIOR TO THE SPECIAL MEETING, BY EXECUTING A LATER DATED PROXY AND DELIVERING IT TO THE SECRETARY OF FIRSTBANK PRIOR TO THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING VOTING IN PERSON.

                                   FIRSTBANK
                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
Report of Independent Certified Public Accountants..........    F-2

FINANCIAL STATEMENTS
Balance Sheets as of December 31, 1997 and 1996.............    F-3
Statements of Earnings for the years ended December 31, 1997
  and 1996..................................................    F-4
Statement of Changes in Stockholders' Equity for the years
  ended December 31, 1997 and 1996..........................    F-5
Statements of Cash Flows for the years ended December 31,
  1997 and 1996.............................................    F-6
Notes to Financial Statements for the years ended December
  31, 1997 and 1996.........................................    F-7
UNAUDITED INTERIM FINANCIAL STATEMENTS
Balance Sheet as of March 31, 1998..........................   F-15
Statements of Earnings for the three months ended March 31,
  1998 and 1997.............................................   F-16
Statement of Changes in Stockholders' Equity for the three
  months ended March 31, 1998...............................   F-17
Statements of Cash Flows for the three months ended March
  31, 1998 and 1997.........................................   F-18
Notes to Unaudited Financial Statements.....................   F-19

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
FIRSTBANK

     We have audited the accompanying balance sheets of FIRSTBANK as of December 31, 1997 and 1996, and the related statements of earnings, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIRSTBANK as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ LANE GORMAN TRUBITT, L.L.P.

Dallas, Texas
January 27, 1998

                                   FIRSTBANK

                                 BALANCE SHEETS
                                  DECEMBER 31,

                                                                  1997           1996
                                                              ------------   ------------
                                         ASSETS
Cash and due from banks.....................................  $ 12,813,141   $ 12,487,200
Federal funds sold..........................................    42,642,970     25,764,952
Securities available-for-sale...............................    26,223,461     15,083,220
Securities to be held-to-maturity...........................    16,268,169     17,476,156
Loans -- net................................................    46,166,015     35,705,918
Property and equipment -- net...............................        40,942         71,906
Accrued interest receivable.................................       778,912        661,271
Prepaid expenses and other assets...........................        60,797         63,531
Income tax receivable.......................................            --         15,572
                                                              ------------   ------------
          Total assets......................................  $144,994,407   $107,329,726
                                                              ============   ============

                                       LIABILITIES
Deposits:
  Demand....................................................  $ 56,088,575   $ 48,547,107
  Money market and savings accounts.........................    49,224,709     30,989,153
  NOW accounts..............................................    10,996,356      4,992,392
  Certificates of deposit less than $100,000................     3,520,861      3,298,770
  Certificates of deposit of $100,000 or more...............     5,687,389      4,260,523
                                                              ------------   ------------
          Total deposits....................................   125,517,890     92,087,945
  Repurchase agreements.....................................    10,811,357      7,732,088
  Accrued interest..........................................       117,617         92,397
  Deferred income taxes.....................................       148,529         90,775
  Other liabilities.........................................       130,800        765,871
                                                              ------------   ------------
          Total liabilities.................................   136,726,193    100,769,076
                                                              ------------   ------------

                                  STOCKHOLDERS' EQUITY
Common stock -- $5 par value; 391,000 shares authorized;
  issued and outstanding -- 340,000 shares in 1997 and
  345,000 in 1996...........................................     1,700,000      1,725,000
Paid-in capital.............................................     4,800,000      3,187,500
Retained earnings...........................................     1,641,448      1,595,826
Net unrealized appreciation on available-for-sale
  securities, net of tax of
  $-0- in 1997 and $26,955 in 1996..........................       126,766         52,324
                                                              ------------   ------------
          Total stockholders' equity........................     8,268,214      6,560,650
                                                              ------------   ------------
                                                              $144,994,407   $107,329,726
                                                              ============   ============

        The accompanying notes are an integral part of these statements.

                                   FIRSTBANK

                             STATEMENTS OF EARNINGS

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------   ----------
INTEREST INCOME
  Loans, including fees.....................................  $4,296,624   $3,328,224
  Investment securities.....................................   2,245,273    1,895,237
  Federal funds sold........................................   1,321,688      885,029
                                                              ----------   ----------
          Total interest income.............................   7,863,585    6,108,490
                                                              ----------   ----------
INTEREST EXPENSE
  Certificates of deposit...................................     411,987      358,519
  Money market and savings accounts.........................   1,784,019    1,290,753
  NOW accounts..............................................      65,584       60,493
  Repurchase agreements.....................................     477,965      337,662
                                                              ----------   ----------
          Total interest expense............................   2,739,555    2,047,427
                                                              ----------   ----------
          Net interest income...............................   5,124,030    4,061,063
PROVISION FOR LOAN LOSSES...................................      67,200       44,543
                                                              ----------   ----------
          Net interest income after provision for loan
            losses..........................................   5,056,830    4,016,520
                                                              ----------   ----------
OTHER INCOME
  Service charges on deposit accounts.......................     146,665      138,054
  Other.....................................................      37,407       40,419
                                                              ----------   ----------
          Total other income................................     184,072      178,473
                                                              ----------   ----------
OTHER EXPENSE
  Salaries and benefits.....................................   1,426,315    1,199,208
  Net occupancy of premises.................................     120,024      107,018
  Equipment rental, depreciation and maintenance............      64,011       59,995
  Other.....................................................     650,261      593,499
                                                              ----------   ----------
          Total other expense...............................   2,260,611    1,959,720
                                                              ----------   ----------
          Net earnings before income taxes..................   2,980,291    2,235,273
PROVISION FOR INCOME TAXES
  Current...................................................      99,216      739,872
  Deferred..................................................      90,723       21,906
                                                              ----------   ----------
                                                                 189,939      761,778
                                                              ----------   ----------
          NET EARNINGS......................................  $2,790,352   $1,473,495
                                                              ==========   ==========

        The accompanying notes are an integral part of these statements.

                                   FIRSTBANK

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                         YEARS ENDED DECEMBER 31, 1997 AND 1996
                            -------------------------------------------------------------------------------------------------
                                                                                                  NET UNREALIZED
                                                                                                   APPRECIATION
                                                                                                  (DEPRECIATION)
                                COMMON STOCK        TREASURY STOCK                                 ON AVAILABLE
                            --------------------   -----------------    PAID-IN      RETAINED        FOR-SALE
                            SHARES      AMOUNT     SHARES    AMOUNT     CAPITAL      EARNINGS       SECURITIES       TOTAL
                            -------   ----------   ------   --------   ----------   -----------   --------------   ----------
Balance at December 31,
  1995....................  350,000   $1,750,000       --   $     --   $1,750,000   $ 1,794,831      $ 53,715      $5,348,546
Certify additional
  surplus.................       --           --       --         --    1,500,000    (1,500,000)           --              --
Cost of common stock
  acquired for treasury...       --           --    5,000    (25,000)     (62,500)           --            --         (87,500)
Retirement of treasury
  stock...................   (5,000)     (25,000)  (5,000)    25,000           --            --            --              --
Cash dividends paid, $.50
  per share...............       --           --       --         --           --      (172,500)           --        (172,500)
Net changes in unrealized
  appreciation
  (depreciation) on
  available-for-sale
  securities, net of
  tax.....................       --           --       --         --           --            --        (1,391)         (1,391)
Net earnings..............       --           --       --         --           --     1,473,495            --       1,473,495
                            -------   ----------   ------   --------   ----------   -----------      --------      ----------
Balance at December 31,
  1996....................  345,000   $1,725,000       --   $     --   $3,187,500   $ 1,595,826      $ 52,324      $6,560,650
Certify additional
  surplus.................       --           --       --         --    1,711,130    (1,711,130)           --              --
Cost of common stock
  acquired for treasury...       --           --    5,000    (25,000)     (98,630)           --            --        (123,630)
Retirement of treasury
  stock...................   (5,000)     (25,000)  (5,000)    25,000           --            --            --              --
Cash distributions paid...       --           --       --         --           --    (1,033,600)           --      (1,033,600)
Net changes in unrealized
  appreciation
  (depreciation) on
  available-for-sale
  securities..............       --           --       --         --           --            --        74,442          74,442
Net earnings..............       --           --       --         --           --     2,790,352            --       2,790,352
                            -------   ----------   ------   --------   ----------   -----------      --------      ----------
Balance at December 31,
  1997....................  340,000   $1,700,000       --   $     --   $4,800,000   $ 1,641,448      $126,766      $8,268,214
                            =======   ==========   ======   ========   ==========   ===========      ========      ==========

        The accompanying notes are an integral part of these statements.

                                   FIRSTBANK

                            STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1997           1996
                                                              ------------   ------------
Cash flows from operating activities:
     Net earnings...........................................  $  2,790,352   $  1,473,495
     Adjustments to reconcile net earnings to net cash
      provided by operating activities:
       Amortization of investment securities premium........        49,091         64,930
       Depreciation and amortization........................        35,315         39,347
       Provision for loan losses............................        67,200         44,543
       Provision for deferred income taxes..................        84,708         21,906
     Changes in assets and liabilities, net:
       Accrued interest receivable..........................      (117,641)      (126,335)
       Prepaid expenses and other assets....................         1,737        (23,523)
       Income tax receivable................................        15,572        (15,572)
       Accrued interest payable.............................        25,220         15,461
       Other liabilities....................................      (635,070)       282,473
       Due from broker for securities sold..................            --      1,051,250
       Income tax payable...................................            --       (303,441)
                                                              ------------   ------------
          Net cash provided by operating activities.........     2,316,484      2,524,534
                                                              ------------   ------------
Cash flows from investing activities:
  Proceeds from maturities of securities held-to-maturity...     9,170,000      4,500,781
  Purchases of securities to be held-to-maturity............    (9,116,562)    (6,763,660)
  Principal payments received on securities to be
     held-to-maturity.......................................     1,065,654        970,956
  Proceeds from sales of securities available-for-sale......            --        500,781
  Proceeds from maturities of securities
     available-for-sale.....................................     6,000,000      6,500,000
  Principal payments received on securities
     available-for-sale.....................................        76,130             --
  Purchases of securities available-for-sale................   (17,129,080)   (11,871,074)
  Net increase in loans receivable..........................   (10,527,297)    (9,156,624)
  Purchases of property and equipment.......................        (3,354)       (19,160)
                                                              ------------   ------------
          Net cash used by investing activities.............   (20,464,509)   (15,338,000)
                                                              ------------   ------------
Cash flows from financing activities:
  Net increase in demand deposits, NOW, and savings
     accounts...............................................    31,780,988     17,516,798
  Net increase in certificates of deposit...................     1,648,957        936,830
  Net increase in repurchase agreements.....................     3,079,269      3,153,210
  Repurchase common stock for treasury......................      (123,630)       (87,500)
  Cash dividends paid.......................................            --       (172,500)
  Cash distributions paid...................................    (1,033,600)            --
                                                              ------------   ------------
          Net cash provided by financing activities.........    35,351,984     21,346,838
                                                              ------------   ------------
Net increase in cash and cash equivalents...................    17,203,959      8,533,372
Cash and cash equivalents at beginning of year..............    38,252,152     29,718,780
                                                              ------------   ------------
Cash and cash equivalents at end of year....................  $ 55,456,111   $ 38,252,152
                                                              ============   ============
SUPPLEMENTAL CASH FLOW INFORMATION:
     Interest paid..........................................  $  2,714,335   $  2,031,965
     Income taxes paid......................................  $     87,000   $  1,058,885

        The accompanying notes are an integral part of these statements.

                                   FIRSTBANK

                         NOTES TO FINANCIAL STATEMENTS

BUSINESS ACTIVITY

     FIRSTBANK (the Bank) is a closely-held financial institution. The Bank operates one location in Dallas, Texas. The Bank's primary source of revenue is providing loans to customers who are predominantly small and middle-market businesses, residential contractors, and professionals. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

     Cash on hand, cash items in the process of collection, amounts due from correspondent banks, the Federal Reserve Bank and Federal funds sold are considered as cash and cash equivalents. Generally, Federal funds are purchased and sold for one-day periods.

  Investment Securities

     Securities are classified based on management's intention at the time of purchase. Securities which management has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. All other securities are classified as available-for-sale and carried at fair value with net unrealized gains and losses included in shareholders' equity on an after-tax basis. Realized gains and losses from the sales of securities are determined using the specific identification method.

  Loans

     Loans are stated at the principal amount outstanding net of loan participation sold without recourse, unearned discount, and allowance for loan losses. Interest income on loans is recognized based generally upon the principal amounts outstanding.

     The recognition of income on a loan is generally discontinued, and previously accrued interest is reversed, when interest or principal payments become 90 days past due. If, in the opinion of management, the outstanding principal remains collectible, such a loan remains on the books as a "non accrual" loan. Interest is recognized only as received until the loan is returned to accrual status.

     Loan origination fees are capitalized and recognized as an adjustment of the yield on the related loan. Direct origination costs are de minimis.

  Allowance for Loan Losses

     The allowance for loan losses is established by a charge to income as a provision for loan losses. Actual loan losses or recoveries are charged or credited directly to this allowance. The provision for loan losses is based on management's estimate of the amount required to maintain an allowance adequate to reflect the risks in the loan portfolio.

  Property and Equipment

     Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives by the straight-line method. Leasehold improvements are amortized over the service lives of the improvements.

     Major repairs and replacements of property and equipment are capitalized. Maintenance, repairs and minor replacements are charged to operations as incurred.

                                   FIRSTBANK

     When units of property are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

  Estimates

     In preparing financial statements in conformity with generally accepted accounting standards, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Advertising Costs

     The Bank's policy is to expense all advertising costs in the period in which they are incurred.

1. INVESTMENT SECURITIES

     The adjusted cost and approximate fair value of investment securities at December 31, were as follows:

                                                           GROSS        GROSS      APPROXIMATE
                                            AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                              COST         GAINS        LOSSES        VALUE
                                           -----------   ----------   ----------   -----------
1997
Available-for-Sale securities:
  Mortgage backed securities.............  $ 2,926,120    $  2,155      $  204     $ 2,928,071
  U.S. Treasury securities...............   20,148,017     112,505         424      20,260,098
  U.S. Agency securities.................    3,022,558      12,734          --       3,035,292
                                           -----------    --------      ------     -----------
                                           $26,096,695    $127,394      $  628     $26,223,461
                                           ===========    ========      ======     ===========
Held-to-Maturity securities:
  Mortgage backed securities.............  $ 4,655,679    $ 41,103      $  441     $ 4,696,341
  U.S. Agency securities.................   11,612,490      85,904          --      11,698,394
                                           -----------    --------      ------     -----------
                                           $16,268,169    $127,007      $  441     $16,394,735
                                           ===========    ========      ======     ===========
1996
Available-for-Sale securities:
  U.S. Treasury securities...............  $15,003,941    $ 81,025      $1,746     $15,083,220
                                           -----------    --------      ------     -----------
                                           $15,003,941    $ 81,025      $1,746     $15,083,220
                                           ===========    ========      ======     ===========
Held-to-Maturity securities:
  U.S. Treasury securities...............  $   999,486    $  3,771      $   --     $ 1,003,257
  U.S. Agency securities.................   10,732,342       9,702       8,314      10,733,730
  Mortgage backed securities.............    5,744,328      27,838       1,142       5,771,024
                                           -----------    --------      ------     -----------
                                           $17,476,156    $ 41,311      $9,456     $17,508,011
                                           ===========    ========      ======     ===========

                                   FIRSTBANK

     The adjusted cost and approximate fair value of investment securities at December 31, 1997 and 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual activities because borrowers may have the right to call or prepay an obligation with or without call or prepayment penalties:

                                   HELD-TO-MATURITY SECURITIES   AVAILABLE-FOR-SALE SECURITIES
                                   ---------------------------   -----------------------------
                                     ADJUSTED      ESTIMATED       ADJUSTED        ESTIMATED
                                       COST        FAIR VALUE        COST         FAIR VALUE
                                   ------------   ------------   -------------   -------------
1997
Due in one year or less..........  $        --    $        --     $ 9,069,499     $ 9,089,322
Due from one to five years.......    8,555,166      8,627,228      14,101,076      14,206,068
Due after five to ten years......    3,057,324      3,071,166              --              --
Due after ten years*.............    4,655,679      4,696,341       2,926,120       2,928,071
                                   -----------    -----------     -----------     -----------
                                   $16,268,169    $16,394,735     $26,096,695     $26,223,461
                                   ===========    ===========     ===========     ===========
1996
Due in one year or less..........  $ 1,998,679    $ 2,004,676     $ 5,985,005     $ 6,013,201
Due from one to five years.......    8,734,087      8,733,249       9,018,936       9,070,019
Due after five to ten years......      999,062        999,062              --              --
Due after ten years *............    5,744,328      5,771,024              --              --
                                   -----------    -----------     -----------     -----------
                                   $17,476,156    $17,508,011     $15,003,941     $15,083,220
                                   ===========    ===========     ===========     ===========

---------------

* Investment securities due after ten years consist of one-year adjustable rate GNMA products.

     Proceeds from sales of available-for-sale securities during 1997 and 1996 were $-0- and $500,781, respectively. Gross realized gains on sales of available-for-sale securities for the years ending December 31, 1997 and 1996 were $-0- and $2,918, respectively. Gross realized gains on sales of held-to-maturity securities for the years ending December 31, 1997 and 1996 were $490 and $958, respectively.

     As of December 31, 1997 and 1996, investment securities with an adjusted cost of $16,025,010 and $11,046,556 were pledged as collateral on certain deposit accounts, respectively.

2. LOANS AND ALLOWANCE FOR LOAN LOSSES

     The loan portfolio at December 31, consists of the following:

                                                                1997          1996
                                                             -----------   -----------
Commercial.................................................  $ 7,593,363   $ 5,164,518
Real estate -- construction................................   18,817,514    15,984,027
Real estate -- mortgage....................................   17,157,766    11,117,664
Consumer (simple interest).................................    3,191,572     3,966,709
                                                             -----------   -----------
                                                              46,760,215    36,232,918
Allowance for loan losses..................................     (594,200)     (527,000)
                                                             -----------   -----------
                                                             $46,166,015   $35,705,918
                                                             ===========   ===========

     The Bank extends commercial and consumer credit primarily to customers in the state of Texas. At December 31, 1997, substantially all of the Bank's loans were collateralized with real estate, inventory, accounts receivable, equipment, marketable securities, and/or other assets.

                                   FIRSTBANK

     A summary of the transactions in the allowance for loan losses for the year ended December 31, is as follows:

                                                                1997       1996
                                                              --------   --------
Balance -- beginning of period..............................  $527,000   $484,000
Provision charged to expense................................    67,200     44,543
Losses charged to the allowance.............................        --     (1,543)
Recoveries..................................................        --         --
                                                              --------   --------
Balance -- end of period....................................  $594,200   $527,000
                                                              ========   ========

3. PROPERTY AND EQUIPMENT

     Major classifications of property and equipment and their respective estimated service lives at December 31, are summarized below:

                                                                               ESTIMATED
                                                        1997       1996      SERVICE LIVES
                                                      --------   ---------   -------------
Equipment...........................................  $ 64,929   $ 121,954   3 to 5 years
Furniture and fixtures..............................    16,032      39,369        5 years
Leasehold improvements..............................    12,597      30,854        5 years
                                                      --------   ---------
                                                        93,558     192,177
Accumulated depreciation and amortization...........   (52,616)   (120,271)
                                                      --------   ---------
                                                      $ 40,942   $  71,906
                                                      ========   =========

     Depreciation and amortization expense was $34,318 and $37,820 for 1997 and 1996, respectively.

4. DEPOSITS

     A summary of interest-bearing deposits at December 31, is as follows:

TYPE OF ACCOUNT                                    RATE          1997          1996
---------------                                 -----------   -----------   -----------
Certificates of deposit.......................  1.00 - 4.60%  $ 1,316,017   $ 3,651,746
Certificates of deposit.......................  4.61 - 5.00%    2,546,518     1,748,908
Certificates of deposit.......................  5.01 - 5.50%    3,635,659       864,699
Certificates of deposit.......................  5.51 - 7.75%    1,710,056     1,293,940
                                                              -----------   -----------
                                                                9,208,250     7,559,293
NOW accounts, including money market..........  1.25 - 4.30%   59,603,453    35,476,195
Savings.......................................         2.00%      617,612       505,350
                                                              -----------   -----------
                                                              $69,429,315   $43,540,838
                                                              ===========   ===========

     Maturities of certificates of deposit at December 31, 1997 are as follows:

Six months or less..........................................  $6,866,598
Six months to one year......................................   2,043,991
One to five years...........................................     297,661
                                                              ----------
                                                              $9,208,250
                                                              ==========

                                   FIRSTBANK

5. INCOME TAXES

     The Bank filed as a Subchapter S Corporation, effective January 1, 1997. Pursuant to this election, income taxes will be payable personally by the stockholders beginning in 1997.

     There are two components of income tax provision, current and deferred. Current income tax provisions approximate taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

     Deferred income taxes arise principally from the temporary differences between financial statement and income tax recognition of depreciation, allowance for loan losses, and the cash basis of accounting as permitted for income tax purposes. Deferred taxes are also recognized on the unrealized holding gains and losses on securities available-for-sale.

     The deferred tax assets and liabilities in the accompanying balance sheet include the following components:

                                                                1997        1996
                                                              ---------   ---------
Deferred tax liabilities....................................  $(148,529)  $ 275,759
Deferred tax assets.........................................         --    (184,984)
                                                              ---------   ---------
Deferred tax assets (liabilities) -- net....................  $(148,529)  $ (90,775)
                                                              =========   =========

6. RELATED PARTY TRANSACTIONS

     In the ordinary course of business and as is generally customary in the banking industry, the Bank has loans, deposits, and other transactions with its officers, directors, and businesses with which such persons are associated. All such loans have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and do not involve other than normal risk of collectibility. In compliance with the Bank's loan policy, no loans to officers are permitted. Loans to directors amounted to $494,639 and $257,779 at December 31, 1997 and 1996, respectively.

7. COMMITMENTS AND CONTINGENT LIABILITIES

  Leases

     The Bank conducts operations from leased premises. Rental expense, which consisted entirely of minimum rentals, was $101,425 and $97,097 for 1997 and 1996, respectively. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases; thus, it is anticipated that future minimum lease commitments will not be less than the current year's expense.

     Approximate rental commitments under all noncancellable operating leases having terms in excess of a month are as follows:

YEAR ENDING
DECEMBER 31,
------------
1998........................................................  $103,783
1999........................................................   111,459
2000........................................................     9,344
                                                              --------
          Total future minimum rentals......................  $224,586
                                                              ========

                                   FIRSTBANK

8. CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Although the Bank has a diversified loan portfolio, a substantial portion of its customers is located in the Dallas/Fort Worth Metroplex region.

9. REGULATORY MATTERS

     The Bank is required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1997, the Bank is required to have minimum Tier 1 and Total risk-based capital ratios of 4% and 8%, respectively. The Bank's actual ratios at that date were 15% and 16%, respectively.

     The Bank is required to maintain a minimum leverage ratio of 4%. The Bank's leverage ratio, which is the ratio of Tier 1 capital to total average assets not risk weighted, at December 31, 1997, was 6%.

10. EMPLOYEES' PROFIT SHARING PLAN

     The Bank adopted a qualified profit sharing plan under the Texas Bankers Association Retirement System effective January 1, 1996 for all eligible employees. The Plan provides for contributions by the Bank in such amounts as the Board of Directors may determine annually. The Plan does not currently allow employees to make contributions to the Plan. The Board of Directors authorized contributions of $70,400 and $64,000 for 1997 and 1996, respectively.

11. STOCK OPTION PLAN

     The Bank has a stock option plan under which options to purchase a maximum of 51,000 shares of common stock may be issued to employees of the Bank. No options had been granted as of December 31, 1997. The Bank adopted the disclosure requirements of Financial Accounting Standards Board Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation." As permitted under FAS 123, the Bank has retained the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related Interpretations.

12. FINANCIAL INSTRUMENTS

     The financial statements include information about estimated fair values at December 31, 1997 as required by FASB Statement 107. For the Bank, as for most financial institutions, the bulk of its assets and liabilities are considered financial instruments as defined in FASB 107. However, many of these instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Bank's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities with those instruments. Therefore, the Bank had to use significant estimations and present value calculations to prepare this disclosure.

     Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instruments fair values.

     Fair values have been estimated using data that management considered the best available, and estimation methodologies deemed suitable for the pertinent category of financial instrument. The carrying

                                   FIRSTBANK
amounts are the amounts at which the financial instruments are reported in the financial statements. The following describes the estimation methodologies, the resulting fair values, and the recorded carrying amounts at December 31, 1997.

  Short-term Financial Instruments

     The carrying value of short-term financial instruments, including cash and cash equivalents, federal funds sold and purchased, approximate the fair value.

  Financial Instruments Traded in the Secondary Market with Quoted Market Prices of Dealer Quotes

     Securities held for investment, securities available-for-sale which are actively traded in the secondary market have been valued using quoted market prices.

  Loans

     For variable rate loans that reprice frequently and entail no significant change in credit risk, estimated fair values are based on the carrying values. The fair values of loans are estimated based on discounted cash flow analyses using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

  Deposit Liabilities

     The fair value of deposits with no stated maturity is equal to the amount payable on demand. The estimated fair value of fixed-rate time deposits is based on discounted cash flow analysis based on current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value. The carrying amount of accrued interest payable approximates its fair value.

     The Bank utilizes various financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized as either an asset or liability in the statement of financial position.

  Commitments to Extend Credit and Other Financial Guarantees

     Credit risk is the possibility that a loss may occur because a party to a transaction failed to perform according to the terms of the contract. Interest rate risk is the possibility that future changes in market prices will cause a financial instrument to be less valuable or more onerous.

     The Bank controls the credit risk arising from these instruments through its credit approval process. The Bank uses the same credit policies when entering into financial instruments as it does for on-balance sheet instruments. It evaluates each customer's credit worthiness on a case by case basis. If collateral is deemed necessary to reduce the credit risk, the amount and nature of collateral obtained is based on management's credit evaluation of the customer. Collateral obtained may include cash, investment securities, accounts receivable, inventory, property, plant, equipment and real estate.

     The following summarizes the financial instruments whose contractual amounts represent commitments and off-balance sheet financial instruments at December 31:

                                                                 1997          1996
                                                              -----------   -----------
Unfunded commitments to extend credit.......................  $27,354,960   $19,529,236
Outstanding letters of credit...............................      288,385       566,568

                                   FIRSTBANK

     The book and fair values (rounded) of financial instruments on December 31, 1997 were:

                                                              BOOK VALUE    FAIR VALUE
                                                              -----------   -----------
Financial Assets:
  Cash and due from banks...................................  $12,813,000   $12,813,000
  Federal funds sold........................................   42,643,000    42,643,000
  Securities available-for-sale.............................   26,223,000    26,223,000
  Securities to be held-to-maturity.........................   16,268,000    16,395,000
  Loans -- net of unearned income
     Variable rate..........................................   42,678,000    42,659,000
     Real estate............................................    4,082,000     4,475,000
  Allowance for loan losses.................................     (594,000)           --
Financial Liabilities:
  Deposits:
     Demand.................................................   56,089,000    56,089,000
     Money market and savings accounts......................   49,225,000    49,225,000
     NOW accounts...........................................   10,996,000    10,996,000
     Certificates of deposit less than $100,000.............    3,521,000     3,533,000
     Certificates of deposit greater than $100,000..........    5,687,000     5,700,000
  Repurchase Agreements.....................................   10,811,000    10,846,000

     The book and fair values (rounded) of financial instruments on December 31, 1996 were:

                                                              BOOK VALUE    FAIR VALUE
                                                              -----------   -----------
Financial Assets:
  Cash and due from banks...................................  $12,487,000   $12,487,000
  Federal funds sold........................................   25,765,000    25,765,000
  Securities available-for-sale.............................   15,083,000    15,083,000
  Securities to be held-to-maturity.........................   17,476,000    17,508,000
  Loans -- net of unearned income
     Commercial.............................................    5,165,000     5,170,000
     Real estate............................................   27,102,000    27,129,000
     Consumer...............................................    3,967,000     3,967,000
  Allowance for loan losses.................................     (527,000)           --
Financial Liabilities:
  Deposits:
     Demand.................................................   48,547,000    48,547,000
     Money market and savings accounts......................   30,989,000    30,989,000
     NOW accounts...........................................    4,992,000     4,992,000
     Certificates of deposit less than $100,000.............    3,299,000     3,308,000
     Certificates of deposit greater than $100,000..........    4,261,000     4,269,000
  Repurchase Agreements.....................................    7,732,000     7,732,000

                                   FIRSTBANK

                           BALANCE SHEET (UNAUDITED)
                                 MARCH 31, 1998

                                  ASSETS
Cash and due from banks.....................................  $ 19,880,318
Federal funds sold..........................................    43,703,395
                                                              ------------
          Total cash and cash equivalents...................    63,583,713
Securities..................................................    45,653,517
Loans, less allowance for loan losses of $611,000...........    52,558,728
Property and equipment, net.................................        36,241
Other assets................................................     1,027,723
                                                              ------------
                                                              $162,859,922
                                                              ============
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Demand....................................................  $ 53,290,831
  Interest bearing demand...................................    66,126,107
  Now accounts..............................................     6,668,039
  Savings...................................................       599,813
  Time $100,000 and over....................................     7,717,341
  Other Time................................................     3,718,851
                                                              ------------
                                                               138,120,982
Short-term borrowings.......................................    15,005,146
Accrued interest and other liabilities......................       949,284
                                                              ------------
          Total liabilities.................................   154,075,412
                                                              ------------
Stockholders' equity
  Common stock, $1 par value, 300,000 shares authorized,
     340,000 shares issued and outstanding..................     1,700,000
  Capital surplus...........................................     4,800,000
  Unrealized holding gain on investment securities available
     for sale...............................................       133,568
  Retained earnings.........................................     2,150,942
                                                              ------------
          Total stockholders' equity........................     8,784,510
                                                              ------------
                                                              $162,859,922
                                                              ============

 The accompanying note should be read with the unaudited financial statements.

                                   FIRSTBANK

                       STATEMENTS OF EARNINGS (UNAUDITED)
                      FOR THE THREE MONTHS ENDED MARCH 31,

                                                                 1998         1997
                                                              ----------   ----------
Interest income:
  Interest and fees on loans................................  $1,236,212   $  904,499
  Interest on investment securities:
     U.S. treasury securities...............................     280,716      268,578
     Obligations of other U.S. government agencies and
      corporations..........................................     262,903      136,005
     Mortgage backed securities.............................     125,194       89,679
  Interest on federal funds sold............................     574,000      261,437
                                                              ----------   ----------
                                                               2,479,025    1,660,198
                                                              ----------   ----------
Interest expense:
  Interest on deposits......................................     956,517      576,151
                                                              ----------   ----------
          Net interest income...............................   1,522,508    1,084,047
Provision for loan losses...................................      16,800       16,800
                                                              ----------   ----------
          Net interest income after provision for loan
            losses..........................................   1,505,708    1,067,247
                                                              ----------   ----------
Non-interest income:
  Service fees..............................................      38,874       37,138
  Other.....................................................      11,986       21,113
                                                              ----------   ----------
                                                                  50,860       58,251
                                                              ----------   ----------
Non-interest expense:
  Salaries and employee benefits............................     414,653      352,142
  Occupancy and equipment...................................      39,298       51,399
  Other operating expense...................................     168,123      155,230
                                                              ----------   ----------
                                                                 622,074      558,771
                                                              ----------   ----------
Income before income taxes..................................     934,494      566,727
Income taxes................................................           0      227,482
                                                              ----------   ----------
          Net income........................................  $  934,494   $  339,245
                                                              ==========   ==========
          Net income per share of common stock..............  $     2.75   $      .99
                                                              ==========   ==========
Weighted average common and common equivalent shares
  outstanding...............................................     340,000      343,278
                                                              ==========   ==========

 The accompanying note should be read with the unaudited financial statements.

                                   FIRSTBANK

            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                                                                              UNREALIZED
                                                                                              GAIN (LOSS)
                                                                                                  ON
                               COMMON STOCK                                                   INVESTMENT
                           --------------------   TREASURY STOCK                              SECURITIES
                                        PAR       ---------------    CAPITAL      RETAINED     AVAILABLE
                           SHARES      VALUE      SHARES   AMOUNT    SURPLUS      EARNINGS     FOR SALE       TOTAL
                           -------   ----------   ------   ------   ----------   ----------   -----------   ----------
Balance, December 31,
  1997...................  340,000   $1,700,000    --        $--    $4,800,000   $1,641,448    $126,766     $8,268,214
Change in unrealized gain
  (loss) on investment
  securities available
  for sale...............       --           --    --        --             --                    6,802          6,802
Income...................       --           --    --        --             --      934,494          --        934,494
Dividends paid...........       --           --    --        --             --     (425,000)         --       (425,000)
                           -------   ----------     --       --     ----------   ----------    --------     ----------
Balance, March 31,
  1998...................  340,000   $1,700,000    --        --     $4,800,000   $2,150,942    $133,568     $8,784,510
                           =======   ==========     ==       ==     ==========   ==========    ========     ==========

 The accompanying note should be read with the unaudited financial statements.

                                   FIRSTBANK

                      STATEMENTS OF CASH FLOWS (UNAUDITED)
                      FOR THE THREE MONTHS ENDED MARCH 31,

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                 1998          1997
                                                              -----------   -----------
                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income................................................  $   934,494   $   339,245
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................        7,701         9,400
     Provision for loan losses..............................       16,800        16,800
     Accretion/amortization of securities...................       36,962         8,281
     Deferred income taxes..................................           --       199,910
     Decrease in other assets...............................       14,106        17,630
     (Increase) decrease in accrued interest receivable.....     (202,120)       47,140
     Increase (decrease) in accrued interest, taxes and
      other liabilities.....................................      552,338      (334,247)
                                                              -----------   -----------
          Net cash provided by operating activities.........    1,360,281       304,159
                                                              -----------   -----------
Cash flows from investing activities:
  Maturities and redemptions of securities available for
     sale...................................................    5,263,715       229,360
  Maturities and redemptions of securities held to
     maturity...............................................      364,966     4,500,000
  Purchases of securities available for sale................   (2,029,744)   (6,041,719)
  Purchases of securities held to maturity..................   (6,790,984)           --
  Net increase in loans.....................................   (6,409,513)   (1,917,078)
  Purchases of property and equipment.......................       (3,000)       (2,229)
                                                              -----------   -----------
          Net cash used in investing activities.............   (9,604,560)   (3,231,666)
                                                              -----------   -----------
Cash flows from financing activities:
  Dividends paid............................................     (425,000)     (224,400)
  Net increase in short-term borrowings.....................    4,193,789       447,628
  Net increase (decrease) in deposits.......................   12,603,092    (1,479,707)
  Purchase of treasury stock................................           --      (123,630)
                                                              -----------   -----------
          Net cash provided by (used in) financing
            activities......................................   16,371,881    (1,380,109)
                                                              -----------   -----------
          Net increase (decrease) in cash and cash
            equivalents.....................................    8,127,602    (4,307,616)
Cash and cash equivalents at beginning of year..............   55,456,111    38,252,152
                                                              -----------   -----------
Cash and cash equivalents at end of period..................  $63,583,713   $33,944,536
                                                              ===========   ===========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $   905,847   $   584,387
  Income taxes paid (refunded)..............................  $        --   $        --

 The accompanying note should be read with the unaudited financial statements.

                                   FIRSTBANK

                     NOTE TO UNAUDITED FINANCIAL STATEMENTS
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

1. BASIS OF PRESENTATION

     The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Bank, the financial statements reflect all adjustments which are of a normal recurring nature and which are necessary to present fairly the financial position of the Bank as of March 31, 1998, and the results of operations for the three months ended March 31, 1998 and 1997, and cash flows for the three months ended March 31, 1998 and 1997. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results which may be expected for the entire fiscal year.

                                   APPENDIX A
                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                         THE COLONIAL BANCGROUP, INC.,

                             CBG ACQUISITION CORP.

                                      AND

                                   FIRSTBANK

                                  DATED AS OF

                                  MAY 5, 1998

                               TABLE OF CONTENTS

  CAPTION                                                              PAGE
  -------                                                              ----
  ARTICLE 1 -- NAME
    1.1  Name........................................................
  ARTICLE 2 -- REORGANIZATION  -- TERMS AND CONDITIONS
    2.1  Applicable Law..............................................
    2.2  Corporate Existence.........................................
    2.3  Articles of Incorporation and Bylaws........................
    2.4  Resulting Corporation's Officers and Board..................
    2.5  Stockholder Approval........................................
    2.6  Further Acts................................................
    2.7  Effective Date and Closing..................................
  ARTICLE 3 -- CONVERSION OF ACQUIRED BANK STOCK
    3.1  Conversion of Acquired Bank Stock...........................
    3.2  Surrender of Acquired Bank Stock............................
    3.3  Fractional Shares...........................................
    3.4  Adjustments.................................................
    3.5  BancGroup Stock.............................................
    3.6  Dissenting Rights...........................................
  ARTICLE 4 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP
    4.1  Organization................................................
    4.2  Capital Stock...............................................
    4.3  Financial Statements; Taxes.................................
    4.4  No Conflict with Other Instrument...........................
    4.5  Absence of Material Adverse Change..........................
    4.6  Approval of Agreements......................................
    4.7  Tax Treatment...............................................
    4.8  Title and Related Matters...................................
    4.9  Subsidiaries................................................
    4.10 Contracts...................................................
    4.11 Litigation..................................................
    4.12 Compliance..................................................
    4.13 Registration Statement......................................
    4.14 SEC Filings.................................................
    4.15 Form S-4....................................................
    4.16 Brokers.....................................................
    4.17 Government Authorization....................................
    4.18 Absence of Regulatory Communications........................
    4.19 Disclosure..................................................
  ARTICLE 5 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED
               BANK
    5.1  Organization................................................
    5.2  Capital Stock...............................................
    5.3  Subsidiaries................................................
    5.4  Financial Statements; Taxes.................................
    5.5  Absence of Certain Changes or Events........................
    5.6  Title and Related Matters...................................
    5.7  Commitments.................................................
    5.8  Charter and Bylaws..........................................

  CAPTION                                                              PAGE
  -------                                                              ----
    5.9  Litigation..................................................
    5.10 Material Contract Defaults..................................
    5.11 No Conflict with Other Instrument...........................
    5.12 Governmental Authorization..................................
    5.13 Absence of Regulatory Communications........................
    5.14 Absence of Material Adverse Change..........................
    5.15 Insurance...................................................
    5.16 Pension and Employee Benefit Plans..........................
    5.17 Buy-Sell Agreement..........................................
    5.18 Brokers.....................................................
    5.19 Approval of Agreements......................................
    5.20 Disclosure..................................................
    5.21 Registration Statement......................................
    5.22 Loans; Adequacy of Allowance for Loan Losses................
    5.23 Environmental Matters.......................................
    5.24 Transfer of Shares..........................................
    5.25 Collective Bargaining.......................................
    5.26 Labor Disputes..............................................
    5.27 Derivative Contracts........................................
    5.28 Non-Terminable Contracts or Severance Agreement.............
  ARTICLE 6 -- ADDITIONAL COVENANTS
    6.1  Additional Covenants of BancGroup...........................
    6.2  Additional Covenants of Acquired Bank.......................
  ARTICLE 7 -- MUTUAL COVENANTS AND AGREEMENTS
    7.1  Best Efforts; Cooperation...................................
    7.2  Press Release...............................................
    7.3  Mutual Disclosure...........................................
    7.4  Access to Properties and Records............................
    7.5  Notice of Adverse Changes...................................
  ARTICLE 8 -- CONDITIONS TO OBLIGATIONS OF ALL PARTIES
    8.1  Approval by Shareholders....................................
    8.2  Regulatory Authority Approval...............................
    8.3  Litigation..................................................
    8.4  Registration Statement......................................
    8.5  Tax Opinion.................................................
  ARTICLE 9 -- CONDITIONS TO OBLIGATIONS OF ACQUIRED BANK
    9.1  Representations, Warranties and Covenants...................
    9.2  Adverse Changes.............................................
    9.3  Closing Certificate.........................................
    9.4  Opinion of Counsel..........................................
    9.5  NYSE Listing................................................
    9.6  Other Matters...............................................
    9.7  Material Events.............................................
  ARTICLE 10 -- CONDITIONS TO OBLIGATIONS OF BANCGROUP
   10.1  Representations, Warranties and Covenants...................
   10.2  Adverse Changes.............................................
   10.3  Closing Certificate.........................................
   10.4  Opinion of Counsel..........................................
   10.5  Controlling Shareholders....................................
   10.6  Other Matters...............................................

  CAPTION                                                              PAGE
  -------                                                              ----
   10.7  Dissenters..................................................
   10.8  Material Events.............................................
   10.9  Pooling of Interests........................................
   10.10 Consulting Agreement........................................
   10.11 Employment Agreement........................................
   10.12 NonCompete Agreement........................................
  ARTICLE 11 -- TERMINATION OF REPRESENTATIONS AND WARRANTIES........
  ARTICLE 12 -- NOTICES..............................................
  ARTICLE 13 -- AMENDMENT OR TERMINATION
   13.1  Amendment...................................................
   13.2  Termination.................................................
   13.3  Damages.....................................................
  ARTICLE 14 -- DEFINITIONS..........................................
  ARTICLE 15 -- MISCELLANEOUS
   15.1  Expenses....................................................
   15.2  Benefit.....................................................
   15.3  Governing Law...............................................
   15.4  Counterparts................................................
   15.5  Headings....................................................
   15.6  Severability................................................
   15.7  Construction................................................
   15.8  Return of Information.......................................
   15.9  Equitable Remedies..........................................
   15.10 Attorneys' Fees.............................................
   15.11 No Waiver...................................................
   15.12 Remedies Cumulative.........................................
   15.13 Entire Contract.............................................

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of this 5th day of May, 1998, by and among FIRSTBANK ("Acquired Bank"), a Texas state bank, THE COLONIAL BANCGROUP, INC. ("BancGroup"), a Delaware corporation, and CBG ACQUISITION CORP. ("CBG Corp."), a Texas business corporation and a wholly-owned Subsidiary of BancGroup, and provides for Acquired Bank to become a wholly-owned Subsidiary of BancGroup by merger of CBG Corp. with and into Acquired Bank, and for the shareholders of Acquired Bank, by such merger, to become shareholders instead of BancGroup.

                                   WITNESSETH

     WHEREAS, Acquired Bank operates as a Texas state bank with its principal office in Dallas, Texas; and

     WHEREAS, BancGroup desires to acquire, on the terms and subject to the conditions reflected below, the business of Acquired Bank; and

     WHEREAS, Acquired Bank believes that it is desirable and in the best interests of Acquired Bank that its business be combined with that of BancGroup by merger of CBG Corp. with and into Acquired Bank so that Acquired Bank will become a wholly-owned Subsidiary of BancGroup as below provided; and

     WHEREAS, it is the intention of BancGroup, CBG Corp. and Acquired Bank that such Merger shall qualify for federal income tax purposes as a "reorganization" within the meaning of section 368(a) of the Code, as defined herein;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

                                   ARTICLE 1

                                      NAME

     1.1 Name. The name of the corporation resulting from the Merger shall if permissible, be "Colonial Bank" or any other legally permissible name as BancGroup may in its sole discretion select.

                                   ARTICLE 2

                         MERGER -- TERMS AND CONDITIONS

     2.1 Applicable Law. On the Effective Date, CBG Corp. shall be merged with and into Acquired Bank (herein referred to as the "Resulting Corporation" whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the Texas Finance Code ("TFC"). The offices and facilities of Acquired Bank and of CBG Corp. shall become the offices and facilities of Resulting Corporation.

     2.2 Corporate Existence. On the Effective Date, the corporate existence of Acquired Bank and of CBG Corp. shall, as provided in the TFC, as applicable, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Bank and CBG Corp. However, the Resulting Corporation shall have only the corporate powers of Acquired Bank. All rights, franchises and interests of Acquired Bank and CBG Corp., respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Bank and CBG Corp., respectively, on the Effective Date.

     2.3 Articles of Incorporation and Bylaws. On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the articles of incorporation and bylaws of Acquired Bank as they exist immediately before the Effective Date.

     2.4 Resulting Corporation's Officers and Board. The officers and Board of Directors of the Resulting Corporation on the Effective Date shall consist of those officers and directors which serve in those capacities immediately prior to the Effective Date. However, as of the Effective Date BancGroup may elect additional directors and the Board of Directors may elect additional officers. The members of the Board of Directors shall serve at the pleasure of BancGroup and the officers of the Resulting Corporation shall serve at the pleasure of its Board of Directors (subject to any severance obligations provided for by this Agreement).

     2.5 Stockholder Approval. This Agreement shall be submitted to the shareholders of Acquired Bank at the Stockholders Meeting to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of Acquired Bank as required by applicable Law, the Merger shall become effective as soon as practicable thereafter in the manner provided in section 2.7 hereof.

     2.6 Further Acts. If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Bank or CBG Corp., acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of this Agreement, Acquired Bank and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of Acquired Bank or CBG Corp., or otherwise, to take any and all such action.

     2.7 Effective Date and Closing. Subject to the terms of all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date specified in the Articles of Merger to be issued by the appropriate authority under the TFC, (such time being herein called the "Effective Date"). The Closing shall take place at the offices of BancGroup, in Montgomery, Alabama, at 11:00 a.m. on a date specified by BancGroup that shall be as soon as reasonably practicable after the later to occur of

          (i) the Stockholder Meeting or

          (ii) the date required regulatory approvals under Section 8.2 and all other conditions to closing have been satisfied, or

          (iii) at such other place and time that the Parties may mutually agree.

                                   ARTICLE 3

                       CONVERSION OF ACQUIRED BANK STOCK

     3.1 Conversion of Acquired Bank Stock and CBG Corp. Stock. (a) On the Effective Date, each share of common stock of Acquired Bank outstanding and held by Acquired Bank's shareholders (the "Acquired Bank Stock"), shall be converted by operation of law and without any action by any holder thereof (subject to section 3.3 hereof), into the right to receive, upon surrender of such share of common stock of Acquired Bank, such number of shares of BancGroup Common Stock (the "Merger Consideration") equal to $123.53 divided by the Market Value (the "Exchange Ratio"). The "Market Value" of the BancGroup Common Stock at the Effective Date shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten (10) consecutive trading days ending on the trading day that is the fifth trading day preceding the Effective Date.

     (b) On the Effective Date, each share of common stock of CBG Corp. outstanding and held by CBG Corp.'s stockholder (the "CBG Corp. Stock"), shall be converted by operation of law and without any action by the holder thereof into one share of common stock of Acquired Bank, so that thereafter BancGroup will be the sole and exclusive owner of equity securities of Resulting Corporation.

     3.2 Surrender of Acquired Bank Stock. After the Effective Date, each holder of an outstanding certificate or certificates which prior thereto represented shares of Acquired Bank Stock who is entitled to receive BancGroup Common Stock shall be entitled, upon surrender to BancGroup of their certificate or certificates representing shares of Acquired Bank Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as BancGroup may reasonably require and, if BancGroup reasonably requires, a bond of indemnity in form and amount, and issued by such sureties, as BancGroup may reasonably require), to receive in exchange therefor a certificate or certificates representing the number of whole shares of BancGroup Common Stock into and for which the shares of Acquired Bank Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Acquired Bank Stock and which is to be converted into BancGroup Common Stock shall for all purposes evidence ownership of the BancGroup Common Stock into and for which such shares shall have been so converted, except that no dividends or other distributions with respect to such BancGroup Common Stock shall be made until the certificates previously representing shares of Acquired Bank Stock shall have been properly tendered.

     3.3 Fractional Shares. No fractional shares of BancGroup Common Stock shall be issued, and each holder of shares of Acquired Bank Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Bank Stock, be paid by BancGroup an amount in cash equal to the Market Value of such fractional share.

     3.4 Adjustments. In the event that prior to the Effective Date BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Acquired Bank Stock shall be converted.

     3.5 BancGroup Stock. The shares of Common Stock of BancGroup issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of BancGroup after the Effective Date.

     3.6 Dissenting Rights. Any shareholder of Acquired Bank who shall not have voted in favor of this Agreement and who has complied with the applicable procedures set forth in the TFC, relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of his Acquired Bank Stock. If after the Effective Date a dissenting shareholder of Acquired Bank fails to perfect, or effectively withdraws or loses, his right to appraisal and payment for his shares of Acquired Bank Stock, BancGroup shall issue and deliver the consideration to which such holder of shares of Acquired Bank Stock is entitled under Section 3.1 (without interest) upon surrender of such holder of the certificate or certificates representing shares of Acquired Bank Stock held by him.

                                   ARTICLE 4

             REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

     BancGroup represents, warrants and covenants to and with Acquired Bank as follows:

     4.1 Organization. (a) BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect.

     (b) CBG Corp. is a Texas business corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. CBG Corp. has the necessary corporate powers to consummate the transactions contemplated in this Agreement. CBG Corp. was formed for the purpose of consummating the Merger described herein and has not previously conducted business.

     4.2 Capital Stock. (a) The authorized capital stock of BancGroup consists of (A) 200,000,000 shares of Common Stock, $2.50 par value per share, of which as of April 29, 1998, 48,189,312 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights (not counting additional shares subject to issue pursuant to stock option and other plans and convertible debentures), and (B) 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. The shares of BancGroup Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, will have been registered under the 1933 Act, and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Bank.

     (b) The authorized capital stock of each Subsidiary of BancGroup is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by BancGroup.

     4.3 Financial Statements; Taxes. (a) BancGroup has delivered to Acquired Bank copies of the following financial statements of BancGroup.

          (i) Consolidated balance sheets as of December 31, 1996, and December 31, 1997;

          (ii) Consolidated statements of operations for each of the three years ended December 31, 1995, 1996 and 1997;

          (iii) Consolidated statements of cash flows for each of the three years ended December 31, 1995, 1996 and 1997; and

          (iv) Consolidated statements of changes in shareholders' equity for the three years ended December 31, 1995, 1996 and 1997.

     All such financial statements are in all material respects in accordance with the books and records of BancGroup and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup did not have, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of consolidated income, shareholders' equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated.

     (b) All Tax returns required to be filed by or on behalf of BancGroup have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of BancGroup. BancGroup has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

     4.4 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

     4.5 Absence of Material Adverse Change. Since the date of the most recent balance sheet provided under section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

     4.6 Approval of Agreements. The board of directors of BancGroup shall cause CBG Corp. to approve this Agreement and the transactions contemplated by it. This Agreement constitutes the legal, valid and binding obligation of BancGroup and CBG Corp. enforceable against them in accordance with its terms. Approval of this Agreement by the stockholders of BancGroup is not required by applicable Law. Subject to the matters referred to in section 8.2, and subject to BancGroup's board approval of the shares to be issued in the Merger, BancGroup and CBG Corp. have full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. BancGroup has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by section 8.2 will not be granted without the imposition of material conditions or material delays.

     4.7 Tax Treatment. BancGroup has no present plan to sell or otherwise dispose of any of the Assets of Acquired Bank, subsequent to the Merger, and BancGroup intends to continue the historic business of Acquired Bank.

     4.8 Title and Related Matters. BancGroup has good and marketable title to all the properties, interests in properties and Assets, real and personal, reflected in the most recent balance sheet referred to in section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of BancGroup, the material structures and equipment of BancGroup comply in all material respects with the requirements of all applicable Laws.

     4.9 Subsidiaries. Each Subsidiary of BancGroup has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; each of the banking Subsidiaries of BancGroup has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted to subsidiaries of registered bank holding companies.

     4.10 Contracts. Neither BancGroup nor any of its Subsidiaries is in Default in any material respect under the terms of any material contract, agreement, lease or other commitment which is or may be material to the business, operations, properties or assets, or the condition, financial or otherwise, of such company and, to the Knowledge of BancGroup, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

     4.11 Litigation. Except as disclosed in or reserved for in BancGroup's financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which may have any Material Adverse Effect or prospective Material Adverse Effect, or which is likely to materially and adversely affect the properties or Assets thereof or which is likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented. To the Knowledge of BancGroup, each of BancGroup and its Subsidiaries has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on BancGroup and its Subsidiaries taken as a whole.

     4.12 Compliance. BancGroup and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of BancGroup, in material compliance with all material federal, state or local Laws applicable to their or the conduct of their businesses.

     4.13 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders' Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by Acquired Bank or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of Acquired Bank, its operations, Assets and capital.

     4.14 SEC Filings. (a) BancGroup has heretofore delivered to Acquired Bank copies of BancGroup's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) 1997 Annual Report to Shareholders; and (iii) all reports on Form 8-K, filed by BancGroup with the SEC since December 31, 1997. Since December 31, 1997, BancGroup has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act and the 1934 Act. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The documents incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Stockholders Meeting.

     4.15 Form S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

     4.16 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by BancGroup directly with Acquired Bank and without the intervention of any other person, either as a result of any act of BancGroup or otherwise in such manner as to give rights to any valid claim against BancGroup for finders fees, brokerage commissions or other like payments except for a finders fee to be paid to Bear, Stearns & Co. Inc. as described on Schedule 4.16.

     4.17 Government Authorization. BancGroup and its Subsidiaries have all Permits that, to the Knowledge of BancGroup and its Subsidiaries, are or will be legally required to enable BancGroup or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

     4.18 Absence of Regulatory Communications. Neither BancGroup nor any of its Subsidiaries is subject to, or has received during the past three (3) years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

     4.19 Disclosure. No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Bank by BancGroup, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

                                   ARTICLE 5

           REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED BANK

     Acquired Bank represents, warrants and covenants to and with BancGroup, as follows:

     5.1 Organization. Acquired Bank is a Texas state bank. Each Acquired Bank Company is duly organized, validly existing and in good standing under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

     5.2 Capital Stock. (i) As of the date of this Agreement, the authorized capital stock of Acquired Bank consisted of 340,000 shares of common stock, $5.00 par value per share, 340,000 shares of which are issued and outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. Acquired Bank does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock, including the grant or issuance of options or warrants to purchase Acquired Bank Stock.

     5.3 Subsidiaries.  Acquired Bank has no Subsidiaries.

     5.4 Financial Statements; Taxes. (a) Acquired Bank has delivered to BancGroup copies of the following financial statements of Acquired Bank:

          (i) Statements of financial condition as of December 31, 1996 and 1997;

          (ii) Statements of income for each of the three years ended December 31, 1995, 1996 and 1997;

          (iii) Statements of stockholders' equity for each of the three years ended December 31, 1995, 1996, and 1997; and

          (iv) Statements of cash flows for the three years ended December 31, 1995, 1996 and 1997.

     All of the foregoing financial statements are in all material respects in accordance with the books and records of Acquired Bank and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except for changes required by GAAP, all as more particularly set forth in the notes to such statements. Each of such balance sheets presents fairly as of its date the financial condition of Acquired Bank. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), Acquired Bank did not have, as of the date of such balance sheets, any known material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of income, stockholders' equity and cash flows present fairly the results of operation, changes in shareholders equity and cash flows of Acquired Bank for the periods indicated.

     (b)(i) Acquired Bank has elected tax treatment under Subchapter S of the Code and, in connection with such election has (i) taken all steps necessary to perfect the election; (ii) satisfied all requirements under the Code and regulations thereunder to qualify for the election, and (iii) other than consummation of the Merger taken no action, failed to take any action or suffered any condition to exist that has or could give rise to Acquired Bank's loss of eligibility for tax treatment under Subchapter S of the Code.

     (ii) Except as set forth on Schedule 5.4(b), all Tax returns required to be filed by or on behalf of Acquired Bank have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 5.4(a) are, to the Knowledge of Acquired Bank, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Bank accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Bank may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Bank, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Acquired Bank. Acquired Bank has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

     (c) Each Acquired Bank Company to its Knowledge has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). Each Acquired Bank Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under section 3406 of the Code.

     5.5 Absence of Certain Changes or Events. Except as set forth on Schedule 5.5, since the date of the most recent balance sheet provided under section 5.4(a)(i) above, no Acquired Bank Company has

          (a) issued, delivered or agreed to issue or deliver any of its stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury);

          (b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

          (c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities; except that Acquired Bank may pay cash dividends equal to 40% of its Net Income per quarter on dates and times consistent with past practices.

          (e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

          (f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

          (g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering its business as a whole;

          (h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (i) except in accordance with normal and usual practice, and this Agreement made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition, results of operations, business, Assets or properties;

          (l) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

          (m) entered into any other material transaction other than in the ordinary course of business; or

          (n) agreed in writing, or otherwise, to take any action described in clauses (a) through (m) above.

     Between the date hereof and the Effective Date, no Acquired Bank Company, without the express written approval of BancGroup, will do any of the things listed in clauses (a) through (n) of this Section 5.5 except as permitted therein or as contemplated in this Agreement, and no Acquired Bank Company will enter into or amend any material Contract, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of BancGroup. It is agreed by the parties that Acquired Bank shall be able to accrue and pay normal and usual employee bonuses, profit sharing contributions and charitable donations without violating subsections (i) and (j) above.

     5.6 Title and Related Matters.

          (a) Title. Except as set forth in Schedule 5.6(a), Acquired Bank has good and marketable title to all the properties, interest in properties and Assets, real and personal, reflected in the most recent balance sheet referred to in section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of Acquired Bank, the material structures and equipment of each Acquired Bank Company comply in all material respects with the requirements of all applicable Laws.

          (b) Leases. Schedule 5.6(b) sets forth a list and description of all real and personal property owned or leased by any Acquired Bank Company, either as lessor or lessee. Complete and accurate copies of all such leases have been made available to BancGroup for inspection.

          (c) Personal Property. Schedule 5.6(c) sets forth a depreciation schedule of each Acquired Bank Company's fixed Assets as of April 30, 1998.

          (d) (i) Computer Hardware and Software. Schedule 5.6(d) contains a description of all agreements relating to data processing computer software and hardware now being used in the business operations of any Acquired Bank Company. Acquired Bank is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any Acquired Bank Company. Complete and accurate copies of all contracts, plans and other items so listed have been made available to BancGroup for inspection.

          (ii) Year 2000 Compliance.  Except as described in Schedule 5.6
     (d)(ii), Acquired Bank's computer hardware and software (working independently or as a system) are able to accurately process date data as intended without interruption (including, but not limited to, calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, including leap year calculations, when used in the normal course of business. Acquired Bank has formulated and begun execution of a plan that complies with FFEIC Year 2000 compliance guidelines as promulgated by Acquired Bank's principal regulatory agency. Acquired Bank has met all deadlines and is in full compliance with this plan.

     5.7 Commitments. Except as set forth in Schedule 5.7, no Acquired Bank Company is a party to any oral or written (i) Contracts for the employment of any officer or employee which is not terminable on 30 days' (or less) notice,
(ii) profit sharing, bonus, deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement, (iii) loan agreement, indenture or similar agreement relating to the borrowing of money by such party, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar material Contracts, (vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such party, or (viii) other Contract, agreement or other commitment which is material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of any Acquired Bank Company. Complete and accurate copies of all Contracts, plans and other items so listed have been made or will be made available to BancGroup for inspection.

     5.8 Charter and Bylaws. Schedule 5.8 contains true and correct copies of the articles of incorporation and bylaws of each Acquired Bank Company, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of BancGroup.

     5.9 Litigation. Except as set forth on Schedule 5.9, there is no Litigation (whether or not purportedly on behalf of Acquired Bank) pending or, to the Knowledge of Acquired Bank, threatened against or affecting any Acquired Bank Company (nor does Acquired Bank have Knowledge of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on Acquired Bank, and no Acquired Bank Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on Acquired Bank. To the Knowledge of Acquired Bank, each Acquired Bank Company has complied in all material respects with all material applicable Laws and

Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on Acquired Bank.

     5.10 Material Contract Defaults. Except as disclosed on Schedule 5.10, to the Knowledge of Acquired Bank no Acquired Bank Company is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of Acquired Bank, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

     5.11 No Conflict with Other Instrument. To the Knowledge of Acquired Bank, the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which any Acquired Bank Company is a party and will not conflict with any provision of the charter or bylaws of any Acquired Bank Company.

     5.12 Governmental Authorization. Each Acquired Bank Company has all Permits that, to the Knowledge of Acquired Bank, are or will be legally required to enable any Acquired Bank Company to conduct its business in all material respects as now conducted by each Acquired Bank Company.

     5.13 Absence of Regulatory Communications. Except as provided in Schedule 5.13, no Acquired Bank Company is subject to, nor has any Acquired Bank Company received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company.

     5.14 Absence of Material Adverse Change. To the Knowledge of Acquired Bank, since the date of the most recent balance sheet provided under section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any Acquired Bank Company.

     5.15 Insurance. Each Acquired Bank Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Acquired Bank reasonably believes to be adequate for the type of business conducted by such company. No Acquired Bank Company is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and no Acquired Bank Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, and except as set forth on Schedule 5.15, no Acquired Bank Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Acquired Bank Company at all times from the date hereof to the Effective Date.

     5.16 Pension and Employee Benefit Plans. (a) To the Knowledge of Acquired Bank, all employee benefit plans of each Acquired Bank Company have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth in Schedule 5.16, no Acquired Bank Company sponsors or otherwise maintains a "pension plan" within the meaning of section 3(2) of ERISA or any other retirement plan other than the FirstBank Profit Sharing Plan, nor do any unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of Acquired Bank, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a "prohibited transaction," as defined in section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of any Acquired Bank Company.

     (b) To the Knowledge of Acquired Bank, no amounts payable to any employee of any Acquired Bank Company will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and regulations thereunder.

     5.17 Buy-Sell Agreement. Except as provided by Schedule 5.17, to the Knowledge of Acquired Bank, there are no agreements among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of Acquired Bank, any similar agreement or any voting agreement or voting trust in respect of any such shares.

     5.18 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Bank directly with BancGroup and without the intervention of any other person, either as a result of any act of Acquired Bank, or otherwise, in such manner as to give rise to any valid claim against Acquired Bank for a finder's fee, brokerage commission or other like payment.

     5.19 Approval of Agreements. The board of directors of Acquired Bank has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Bank of this Agreement. Subject to the matters referred to in section 8.2, Acquired Bank has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Acquired Bank in accordance with this Agreement, Acquired Bank shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

     5.20 Disclosure. No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by Acquired Bank, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading. Acquired Bank has added additional disclosures on Schedule 5.20.

     5.21 Registration Statement. To the Knowledge of Acquired Bank, at the time the Registration Statement becomes effective and at the time of the Stockholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this section shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of Acquired Bank, its Assets, properties, operations, and capital stock or to information furnished in writing by Acquired Bank or its representatives expressly for inclusion in the Proxy Statement.

     5.22 Loans; Adequacy of Allowance for Loan Losses. All reserves for loan losses shown on the most recent financial statements furnished by Acquired Bank have been calculated in accordance with prudent and customary banking practices and are believed to be adequate in all material respects to reflect the risk inherent in the loans of Acquired Bank. Acquired Bank has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. To Acquired Bank's Knowledge each loan reflected as an Asset on the financial statements of Acquired Bank is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and to general equitable principles. Acquired Bank does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed on Schedule 5.22, Acquired Bank has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans.

     5.23 Environmental Matters. Except as provided in Schedule 5.23, to the Knowledge of Acquired Bank, each Acquired Bank Company is in material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the

"Environmental Laws"), and Acquired Bank has no Knowledge that any Acquired Bank Company has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Bank Company. To the Knowledge of Acquired Bank, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of Acquired Bank, with respect to Assets of or owned by any Acquired Bank Company, including any Loan Property, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed; (ii) no owned or leased property is contaminated with or contains any hazardous substance or waste; and (iii) there are no underground storage tanks on any premises owned or leased by any Acquired Bank Company. Acquired Bank has no Knowledge of any facts which might suggest that any Acquired Bank Company has engaged in any management practice with respect to any of its past or existing borrowers which could reasonably be expected to subject any Acquired Bank Company to any Liability, either directly or indirectly, under the principles of law as set forth in United States v. Fleet Factors Corp., 901 F.2d 1550 (11th Cir. 1990) or any similar principles. Moreover, to the Knowledge of Acquired Bank, no Acquired Bank Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which has not been obtained.

     5.24 Transfer of Shares. Acquired Bank has no Knowledge of any plan or intention on the part of Acquired Bank's shareholders to sell or otherwise dispose of any of Acquired Bank, Common Stock, or the BancGroup Common Stock to be received by them in the Merger, that could cause the Merger to fail to qualify for the pooling of interest method of accounting under generally accepted accounting principles.

     5.25 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Bank Company and any union or labor organization covering any of Acquired Bank Company's employees and none of said employees are represented by any union or labor organization.

     5.26 Labor Disputes. To the Knowledge of Acquired Bank, each Acquired Bank Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Bank Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Bank, no unfair labor practice complaint against any Acquired Bank Company is pending before the National Labor Relations Board. Relations between management of each Acquired Bank Company and the employees are amicable and there have not been, nor to the Knowledge of Acquired Bank, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Bank, are there plans for any such attempts.

     5.27 Derivative Contracts. No Acquired Bank Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Acquired Bank's financial statements delivered under section 5.4 hereof which is a financial derivative contract (including various combinations thereof).

     5.28 Non-Terminable Contracts or Severance Agreements. Except as provided in Schedule 5.28, no Acquired Bank Company is a party to or has agreed to enter into a vendor or employment contract that is not terminable without penalty within 90 days or contains an extraordinary buyout. With the exception of certain agreements otherwise referenced in this Agreement, no Acquired Bank Company is a party to or has agreed to enter into any employment agreement, non-competition agreement, salary continuation plan or severance agreement or similar arrangement with any Acquired Bank Company employee.

                                   ARTICLE 6

                              ADDITIONAL COVENANTS

     6.1 Additional Covenants of BancGroup. BancGroup covenants to and with Acquired Bank as follows:

          (a) Registration Statement and Other Filings. BancGroup shall prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to Acquired Bank and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. BancGroup shall use reasonable good faith efforts to prepare all necessary filings with any Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement. BancGroup shall provide to counsel for Acquired Bank (i) copies of drafts of all filings made pursuant to this section 6.1(a) in advance of filing, (ii) copies of documents as filed, and (iii) copies of any correspondence between BancGroup and any Agencies, including the SEC, respecting the filings made pursuant to this section 6.1(a). BancGroup agrees to consult with Acquired Bank prior to filing any schedules to this Agreement and to discuss the advisability of requesting confidential treatment of such schedules.

          (b) Blue Sky Permits. BancGroup shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or "blue sky" Permits and approvals required to carry out the transactions contemplated by this Agreement.

          (c) Financial Statements.  BancGroup shall furnish to Acquired Bank:

             (i) As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of BancGroup for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of BancGroup as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

             (ii) Promptly upon receipt thereof, copies of all audit reports submitted to BancGroup by independent auditors in connection with each annual, interim or special audit of the books of BancGroup made by such accountants;

             (iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as BancGroup may file with the SEC or any other Agency; and

             (iv) With reasonable promptness, such additional financial data as Acquired Bank may reasonably request.

          (d) No Control of Acquired Bank by BancGroup. Notwithstanding any other provision hereof, until the Effective Date, the authority to establish and implement the business policies of Acquired Bank shall continue to reside solely in Acquired Bank's officers and board of directors.

          (e) Listing. Prior to the Effective Date, BancGroup shall use its reasonable efforts to list the shares of BancGroup Common Stock to be issued in the Merger on the NYSE or other quotations system on which such shares are primarily traded.

          (f) Employee Benefit Matters. (i) On the Effective Date, all employees of any Acquired Bank Company shall, at BancGroup's option, either become employees of the Resulting Corporation or its Subsidiaries or be entitled to severance benefits in accordance with the severance policy of BancGroup's wholly-owned Subsidiary bank, Colonial Bank, an Alabama commercial bank ("Colonial Bank"), in existence as of the date of this Agreement. All employees of any Acquired Bank Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable Law, to participate in all benefit plans of Colonial Bank to the same extent as Colonial Bank employees, except as stated otherwise in this section. Employees of any Acquired Bank

     Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be allowed to participate as of the Effective Date in the medical and dental benefits plan of Colonial Bank as employees of Colonial Bank, and the time of employment of such employees who are employed at least 30 hours per week with any Acquired Bank Company as of the Effective Date shall be counted as employment under such dental and medical plans of Colonial Bank for purposes of calculating any 30 day waiting period and pre-existing condition limitations. To the extent permitted by applicable Law, the period of service with the appropriate Acquired Bank Company of all employees who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be recognized only for vesting and eligibility purposes under Colonial Bank's benefit plans. In addition, if the Effective Date falls within an annual period of coverage under any group health plan of the Resulting Corporation and its Subsidiaries, each such Acquired Bank Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Acquired Bank Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of the Resulting Corporation and its Subsidiaries.

          (g) Indemnification. (i) Subject to the conditions set forth in the succeeding paragraphs, for a period of three (3) years after the Effective Date BancGroup shall, and shall cause the Resulting Corporation to, indemnify, defend and hold harmless each person entitled to indemnification from the Acquired Bank (each being an "Indemnified Party") against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Date (including without limitation the transactions contemplated by this Agreement) to the extent authorized under the articles of incorporation and bylaws of Acquired Bank and Texas law.

          (ii) Any Indemnified Party wishing to claim indemnification under this subsection (g), upon learning of any such liability or Litigation, shall promptly notify BancGroup thereof. In the event of any such Litigation (whether arising before or after the Effective Date) (i) BancGroup or the Resulting Corporation shall have the right to assume the defense thereof with counsel reasonably acceptable to such Indemnified Party and, upon assumption of such defense, BancGroup shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if BancGroup or the Resulting Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between BancGroup and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and BancGroup or Acquired Bank shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that BancGroup shall be obligated pursuant to this subsection to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) BancGroup shall not be liable for any settlement effected without its prior consent; and provided further provided that BancGroup and Acquired Bank shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

          (iii) In consideration of and as a condition precedent to the effectiveness of the indemnification obligations provided by BancGroup in this section to a director or officer of the Acquired Bank, such director or officer of the Acquired Bank shall have delivered to BancGroup on or prior to the Effective Date a letter in form reasonably satisfactory to BancGroup concerning claims such directors or officers may have against Acquired Bank. In the letter, the directors of officers shall: (i) acknowledge the assumption by BancGroup as of the Effective Date of all Liability (to the extent Acquired Bank is so liable) for claims for indemnification arising under section 6.1(g) hereof; (ii) affirm that they do not have nor are they aware of any claims they might have (other than those referred to in the following clause (iii)) against Acquired Bank;
     (iii) identify any claims or any facts or circumstances of which they are aware that could give rise to a claim for indemnification under section 6.1(g)(i) hereof; and (iv) release as of the Effective Date any and all claims that they may have against any Acquired Bank Company other than (A) those referred to in the foregoing clause (iii) and disclosed in the letter of the director or officer, (B) claims by third parties which have not yet been asserted against such director or officer (other than claims arising from facts and circumstances of which such director or officer is aware but which are not disclosed in such director or executive officer's letter), (C) claims by third parties arising from any transaction contemplated by this Agreement or disclosed in any schedule to this Agreement, (D) claims by third parties arising in the ordinary course of business of any Acquired Bank Company after the date of the letter and (E) claims arising out of then existing contractual obligations.

          (iv) Acquired Bank hereby represents and warrants to BancGroup that it has no Knowledge of any claim, pending or threatened, or of any facts or circumstances that could give rise to any obligation by BancGroup to provide the indemnification required by this section 6.1(g) other than as disclosed in the letters of the directors and executive officers referred to in section 6.1(g)(iii) hereof or described in any schedule to this Agreement and claims arising from any transaction contemplated by this Agreement.

          (h) BancGroup agrees that it will cause Acquired Bank to elect to file a short period tax return for the Acquired Bank's 1998 tax year at the Effective Time and will file a final information return and distribute to its former shareholders the information needed for their personal tax returns. BancGroup acknowledges that the Merger will terminate the Acquired Bank's status as an "S" Corporation.

     6.2 Additional Covenants of Acquired Bank. Acquired Bank covenants to and with BancGroup as follows:

          (a) Operations. (i) Acquired Bank will conduct its business and the business of each Acquired Bank Company in a proper and prudent manner and will use its best efforts to maintain its relationships with its depositors, customers and employees. No Acquired Bank Company will engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will Acquired Bank permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date. Acquired Bank shall contact any person who may be required to execute an undertaking under Section 10.5 hereof to request such undertaking and shall take all such reasonable steps as are necessary to obtain such undertaking. Acquired Bank will take no action that would prevent or impede the Merger from qualifying (i) for pooling of interests accounting treatment or (ii) as a tax-free reorganization with the meaning of Section 368 of the Code.

          (ii) If requested by BancGroup, Acquired Corporation shall use its best efforts to cause all executive officers and directors that own any stock of Acquired Corporation and all other shareholders of Acquired Corporation who own more than five percent (5%) of Acquired Corporation Stock, to execute an acknowledgment that such person has no plan, intention, or binding commitment to sell or otherwise dispose Acquired Corporation Common Stock or of the BancGroup Common Stock to be received in the Merger from the date of this Agreement to financial results concerning at least 30 days of Post-Merger combined operations have been published by BancGroup within the meaning of Section 201.01 of the SEC's codification of Financial Reporting Policies.

          (b) Stockholders Meeting; Best Efforts. Acquired Bank will cooperate with BancGroup in the preparation of the Registration Statement and any regulatory filings and will cause the Stockholders Meeting to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use its best efforts to bring about the transactions contemplated by this Agreement, including stockholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

          (c) Prohibited Negotiations. Except with respect to this Agreement and the transactions contemplated hereby, no Acquired Bank Company nor any affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by an Acquired Bank Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Acquired Bank's Board of Directors as advised in writing by counsel to such Board of Directors, no Acquired Bank Company or any Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and the Acquired Bank shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but Acquired Bank may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised in writing by counsel to such Board of Directors. Acquired Bank shall promptly notify BancGroup orally and in writing in the event that it receives any inquiry or proposal relating to any such Acquisition Proposal. Acquired Bank shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than BancGroup conducted heretofore with respect to any of the foregoing.

          (ii) If Acquired Bank (A) enters into a letter of intent or definitive agreement regarding an Acquisition Proposal with any third party (other than BancGroup or any of its Subsidiaries) prior to the earlier of (i) the Effective Date or (ii) the termination of this Agreement pursuant to
     Article 13 hereof (other than a termination by either Party pursuant to paragraph (a) of section 13.2 hereof or by Acquired Bank pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof), or (B) if Acquired Bank receives or is the subject of an Acquisition Proposal from a third party (other than BancGroup or its Subsidiaries) prior to the termination of this Agreement pursuant to Article 13 hereof (other than a termination by either Party pursuant to paragraph (a) of section 13.2 hereof or by Acquired Bank pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof), and within 12 months after termination of this Agreement pursuant to Article 13 hereof (other than a termination by either Party pursuant to paragraph (a) of section 13.2 hereof or by Acquired Bank pursuant to paragraphs (b), (c) or
     (d) of section 13.2 hereof) an Acquisition Proposal is consummated with such third party, Acquired Bank covenants and agrees that it shall pay to BancGroup upon demand at any time (Y) after Acquired Bank enters into an agreement which is legally binding on Acquired Bank regarding an Acquisition Proposal or (Z) at any time on or after the date of consummation of such Acquisition Proposal, which ever is the first to occur, the principal sum of $750,000. Such payment shall compensate BancGroup for its direct and indirect costs and expenses in connection with the transactions contemplated by this Agreement, including BancGroup's management time devoted to negotiation and preparation for the Merger and BancGroup's loss as a result of the Merger not being consummated. The Parties acknowledge and agree that it would be impracticable or extremely difficult to fix the actual damages resulting from the foregoing events and, therefore, the Parties have agreed upon the foregoing payment as liquidated damages which shall not be deemed to be in the nature of a penalty. Other than the payment provided for in this section 6.2(c)(ii) and any Liability for expenses as set forth in sections 13.3 and 15.10 hereof, there shall be no other Liability or obligation on the part of any Acquired Bank Company or their respective directors or officers resulting from any of the events described in this section 6.2(c)(ii).

          (d) Director Recommendation. The members of the Board of Directors of Acquired Bank agree to support publicly the Merger.

          (e) Shareholder Voting. Acquired Bank shall on the date of execution of this Agreement obtain and submit to BancGroup an agreement from certain of its directors, executive officers and affiliates substantially in the form set forth in Exhibit A.

          (f) Financial Statements and Monthly Status Reports. Acquired Bank shall furnish to BancGroup:

             (i) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of Acquired Bank for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of Acquired Bank as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

             (ii) Promptly upon receipt thereof, copies of all audit reports submitted to Acquired Bank by independent auditors in connection with each annual, interim or special audit of the books of Acquired Bank made by such accountants;

             (iii) As soon a practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as Acquired Bank may file with the SEC or any other Agency;

             (iv) With reasonable promptness, such additional financial data as BancGroup may reasonably request; and

             (v) Within 10 calendar days after the end of each month (or, if the financial statements referred to in clause (d) are not then available, as soon as possible thereafter) commencing with the next calendar month following the date of this Agreement and ending at the Effective Date, a written description of (a) the actions taken during the preceding month with respect to its compliance or non-compliance with the terms of this section 6.2, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable in connection with the transactions contemplated by this Agreement; (b) the status, as of the date of the report, of all existing or threatened litigation against any Acquired Bank Company; (c) copies of minutes of any meeting of the board of directors of any Acquired Bank Company and any committee thereof occurring in the month for which such report is made, including all documents presented to the directors at such meetings; and (d) monthly financial statements, including a balance sheet and income statement.

          (g) Fiduciary Duties. Prior to the Effective Date, (i) no director or officer (each an "Executive") of any Acquired Bank Company shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any Acquired Bank Company, (ii) all Executives, at all times, shall satisfy their fiduciary duties to Acquired Bank and its Subsidiaries, and (iii) such Executives shall not (except as required in the course of his or her employment with any Acquired Bank Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of Acquired Bank, any confidential information which is possessed, owned or used by or licensed by or to any Acquired Bank Company or confidential information belonging to third parties which any Acquired Bank Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any Acquired Bank Company. Neither (i) ownership of the stock of nor (ii) service as a director or officer of the Bank of Van Zandt shall constitute a violation of this Section 6.2(g).

          (h) Certain Practices. At the request of BancGroup, (i) Acquired Bank shall consult with BancGroup and advise BancGroup of all of the Acquired Bank's loan requests over $100,000 that are not single-family residential loan requests or of any other loan request outside the normal course of business, and (ii) Acquired Bank will consult with BancGroup to coordinate various business issues on a basis mutually satisfactory to Acquired Bank and BancGroup. Acquired Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

          (i) Federal Reserve Application. Acquired Bank will prepare and file, as soon as reasonably possible, with the Board of Governors of the Federal Reserve Board (the "Federal Reserve") a membership application on Form FR 2083A (Application for Membership in the Federal Reserve System). Acquired Bank will work and consult with BancGroup to become a member of the Federal Reserve as soon as reasonably possible. However, Acquired Bank's acquiring membership status prior to the Effective Date shall not be a condition to be satisfied before closing.

                                   ARTICLE 7

                        MUTUAL COVENANTS AND AGREEMENTS

     7.1 Best Efforts; Cooperation. Subject to the terms and conditions herein provided, BancGroup and Acquired Bank each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

     7.2 Press Release. Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

     7.3 Mutual Disclosure. Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-8 registration statements and similar documents.

     7.4 Access to Properties and Records. Each Party hereto shall afford the officers and authorized representatives of the other Party full access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein or as required by law.

     7.5 Notice of Adverse Changes. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                                   ARTICLE 8

                    CONDITIONS TO OBLIGATIONS OF ALL PARTIES

     The obligations of BancGroup and Acquired Bank to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

     8.1 Approval by Shareholders. At the Stockholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Bank as is required by applicable Law and Acquired Bank's articles of incorporation and bylaws.

     8.2 Regulatory Authority Approval. Orders, Consents and approvals, in form and substance reasonably satisfactory to BancGroup and Acquired Bank, shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement and (ii) satisfying all other requirements prescribed by Law. No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of BancGroup would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     8.3 Litigation. There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

     8.4 Registration Statement. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

     8.5 Tax Opinion. An opinion of Coopers & Lybrand L.L.P., shall have been received in form and substance reasonably satisfactory to the Acquired Bank and BancGroup to the effect that (i) the Merger will constitute a "reorganization" within the meaning of section 368 of the Code; (ii) no gain or loss will be recognized by BancGroup or Acquired Bank; (iii) no gain or loss will be recognized by the shareholders of Acquired Bank who receive shares of BancGroup Common Stock except to the extent of any taxable "boot" received by such persons from BancGroup, and except to the extent of any dividends received from Acquired Bank prior to the Effective Date; (iv) the basis of the BancGroup Common Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Bank common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Bank shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of Acquired Bank common stock exchanged therefor if such shares of Acquired Bank common stock were capital assets in the hands of the exchanging Acquired Bank shareholder; and (vi) cash received by an Acquired Bank shareholder in lieu of a fractional share interest of BancGroup Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Bank common stock was a capital asset in his or her hands as of the Effective Date).

                                   ARTICLE 9

                   CONDITIONS TO OBLIGATIONS OF ACQUIRED BANK

     The obligations of Acquired Bank to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Acquired Bank may waive such conditions in writing:

     9.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of Acquired Bank, all representations and warranties of BancGroup contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date, and BancGroup shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

     9.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of BancGroup which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of BancGroup which would impair the rights of Acquired Bank or its shareholders pursuant to this Agreement.

     9.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, Acquired Bank shall have received a certificate from the President or a Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

          (a) the Board of Directors of BancGroup has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

          (b) each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

          (c) the certificate of incorporation and bylaws of BancGroup referenced in section 4.4 hereof remain in full force and effect;

          (d) such persons have no Knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

          (e) to such persons' Knowledge, the Proxy Statement delivered to Acquired Bank's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by Acquired Bank for inclusion in such Proxy Statement); and

          (f) the conditions set forth in this Article 9 insofar as they relate to BancGroup have been satisfied.

     9.4 Opinion of Counsel. Acquired Bank shall have received an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, dated as of the Closing, substantially in the form set forth in Exhibit B hereto.

     9.5 NYSE Listing. The shares of BancGroup Common Stock to be issued under this Agreement shall have been approved for listing on the NYSE.

     9.6 Other Matters. There shall have been furnished to such counsel for Acquired Bank certified copies of such corporate records of BancGroup and copies of such other documents as such counsel may reasonably have requested for such purpose.

     9.7 Material Events. There shall have been no determination by the board of directors of Acquired Bank that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other exchange on which BancGroup Common Stock may be traded.

                                   ARTICLE 10

                     CONDITIONS TO OBLIGATIONS OF BANCGROUP

     The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as BancGroup may waive such conditions in writing:

     10.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of BancGroup, all representations and warranties of Acquired Bank contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date, and Acquired Bank shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

     10.2 Adverse Changes. Except for the effect of the Merger on Acquired Bank's subchapter "S" election and for actions contemplated by this Agreement and transaction costs related to this Agreement there shall have been no changes after the date of the most recent balance sheet provided under section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of Acquired Bank which constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of Acquired Bank which would impair BancGroup's rights pursuant to this Agreement.

     10.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from Acquired Bank executed by the President or Vice President and from the Secretary or Assistant Secretary of Acquired Bank dated as of the Closing certifying that:

          (a) the Board of Directors of Acquired Bank has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

          (b) the shareholders of Acquired Bank have duly adopted resolutions approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

          (c) each person executing this Agreement on behalf of Acquired Bank is an officer of Acquired Bank holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

          (d) the articles of incorporation and bylaws of Acquired Bank and the Bank referenced in section 5.8 hereof remain in full force and effect and have not been amended or modified since the date hereof;

          (e) to such persons' Knowledge, the Proxy Statement delivered to Acquired Bank's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need only express a statement as to information concerning or provided by Acquired Bank for inclusion in such Proxy Statement); and

          (f) the conditions set forth in this Article 10 insofar as they relate to Acquired Bank have been satisfied.

     10.4 Opinion of Counsel. BancGroup shall have received an opinion of Brown McCarroll & Oaks Hartline, counsel to Acquired Bank, dated as of the Closing, substantially as set forth in Exhibit C hereto.

     10.5 Controlling Shareholders. Each shareholder of Acquired Bank who may be an "affiliate" of Acquired Bank, within the meaning of Rule 145 of the general rules and regulations under the 1933 Act shall have executed and delivered an agreement satisfactory to BancGroup to the effect that such person shall not make a "distribution" (within the meaning of Rule 145) of the Common Stock which he receives upon the Effective Date and that such Common Stock will be held subject to all applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder, and that such person will not sell or otherwise reduce risk relative to any shares of BancGroup Common Stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by BancGroup within the meaning of
Section 201.01 of the SEC's Codification of Financial Reporting Policies. Acquired Bank recognizes and acknowledges that BancGroup Common Stock issued to such persons may bear a legend evidencing the agreement described above.

     10.6 Other Matters. There shall have been furnished to counsel for BancGroup certified copies of such corporate records of Acquired Bank and copies of such other documents as such counsel may reasonably have requested for such purpose.

     10.7 Dissenters. The number of shares as to which shareholders of Acquired Bank have exercised dissenters rights of appraisal under section 3.6 does not exceed 10 percent of the outstanding shares of common stock of Acquired Bank.

     10.8 Material Events. There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NYSE or any exchange on which BancGroup Common Stock may be traded.

     10.9 Pooling of Interests. BancGroup shall have received the written opinion of Coopers & Lybrand L.L.P., that the Merger will qualify for the pooling of interests method of accounting under generally accepted accounting principles.

     10.10 Consulting Agreement. Mr. Roy Gene Evans will, prior to the Effective Date, execute a consulting agreement in form and substance reasonably acceptable to BancGroup. The consulting agreement with Mr. Evans shall provide for an annual consulting fee of $250,000 (including salary, bonus and car allowance) for one year. The agreement shall also provide for a non-competition agreement to run concurrently with the one year term. Mr. Evans will agree to assist BancGroup in BancGroup's expansion plans in the State of Texas as well as continue to serve as chairman of the board of directors of the Resulting Corporation.

     10.11 Employment Agreement. Mr. Michael Redden will, prior to the Effective Date, execute an employment agreement in form and substance reasonably acceptable to BancGroup. The employment agreement with Mr. Redden shall provide for an annual compensation of not less than his current annual compensation (salary and bonus) and will allow Mr. Redden to participate in BancGroup's discretionary cash bonus and stock option plans. Mr. Redden will agree to remain employed with Resulting Corporation for a minimum of three years. The agreement shall also provide for a non-competition agreement to run concurrently with such three year term. Mr. Redden shall be granted 20,000 BancGroup options with an exercise price equal to the closing price of BancGroup Common Stock, as reported by the NYSE, on the Effective Date. The options will vest ratably over a three year period.

     10.12 NonCompete Agreement. Key employees as shown by Schedule 10.12 will, prior to the Effective Date, execute agreements in form and substance reasonably acceptable to BancGroup. The agreements shall provide that such key employees will not compete with BancGroup for a period of at least one (1) year from the Effective Date if (i) such employee voluntarily terminated his or her employment with BancGroup and

(ii) at the time of such termination, the employee's compensation is substantially equivalent to what it was on the Effective Date. In consideration for this agreement all employees who execute the agreement will receive compensation in accordance with Schedule 10.12 which will not exceed in the aggregate $500,000. All employees (other than Mr. Evans and Mr. Redden) of Acquired Bank will be offered the opportunity to sign a noncompete agreement. Execution of noncompete agreements by "key employees" as designated on Schedule
10.12 will be a condition to Closing, no employee shall receive more than his calendar year 1997 compensation under this provision.

                                   ARTICLE 11

                 TERMINATION OF REPRESENTATIONS AND WARRANTIES

     All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that Sections 7.2, 7.4, 6.2(c)(ii), 13.3, 13.4, Article 11, Article 15, any
applicable definitions of Article 14, shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate. Information provided in such Exhibits and Schedules is provided only in response to the specific section of this Agreement which calls for such information.

                                   ARTICLE 12

                                    NOTICES

     All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given at the time given or mailed, first class postage prepaid:

          (a) If to Acquired Bank to Roy Gene Evans, 15150 Preston Road, Dallas Texas 75248, facsimile (972) 788-2916, with copies to Thomas Hurtekant, 300 Crescent Court, Suite 1400, Dallas, Texas 75201, facsimile (214) 999-6170, or as may otherwise be specified by Acquired Bank in writing to BancGroup.

          (b) If to BancGroup, to W. Flake Oakley, IV, One Commerce Street, Suite 803, Montgomery, Alabama, 36104, facsimile (334) 240-5069, with copies to William A. McCrary, Esquire, One Commerce Street, Suite 303, Montgomery, Alabama 36104, facsimile (334) 240-5069, and Willard H. Henson, Miller, Hamilton, Snider & Odom, L.L.C., One Commerce Street, Suite 305, Montgomery, Alabama 36104, facsimile (334) 265-4533, or as may otherwise be specified in writing by BancGroup to Acquired Bank.

                                   ARTICLE 13

                            AMENDMENT OR TERMINATION

     13.1 Amendment. This Agreement may be amended by the mutual consent of BancGroup and Acquired Bank before or after approval of the transactions contemplated herein by the shareholders of Acquired Bank.

     13.2 Termination. This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of Acquired Bank, as follows:

          (a) by the mutual consent of the respective boards of directors of Acquired Bank and BancGroup;

          (b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this

     Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of Acquired Bank;

          (c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Acquired Bank or
     Article 10 as to BancGroup shall not have been satisfied in full;

          (d) by the board of directors of either BancGroup or Acquired Bank if all transactions contemplated by this Agreement shall not have been consummated on or prior to December 31, 1998, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this section 13.2(d); or

     13. Damages. In the event of termination pursuant to section 13.2, this Agreement shall become void and have no effect other than as set forth in section 6.2(c)(ii) and except as provided in Article 11, and except that Acquired Corporation and BancGroup shall be liable for damages for any wilful breach of warranty, representation, covenant or other agreement contained in this Agreement.

                                   ARTICLE 14

                                  DEFINITIONS

     (a) The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Bank..............  FirstBank, a Texas state bank.

Acquired...................  Bank Company Shall mean Acquired Bank, any
                               Subsidiary of Acquired Bank, or any person or entity acquired as a Subsidiary of Acquired Bank in the future and owned by Acquired Bank at the Effective Date.

Acquired Bank Stock........  Shares of common stock, par value $5.00 per share, of Acquired Bank.

Acquisition Proposal.......  Shall mean, with respect to a Party, any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

Agencies...................  Shall mean, collectively, the Federal Trade
                               Commission, the United States Department of
                               Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NYSE, and the SEC.

Agreement..................  Shall mean this Agreement and Plan of Merger and the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

Assets.....................  Of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

BancGroup..................  The Colonial BancGroup, Inc., a Delaware
                               corporation with its principal offices in Montgomery, Alabama.

CBG Corp...................  CBG Acquisition Corp., a Texas corporation and a wholly-owned Subsidiary of BancGroup.

Closing....................  The closing of the transactions contemplated hereby as described in section 2.7 of this Agreement.

Code.......................  The Internal Revenue Code of 1986, as amended.

Common Stock...............  BancGroup's Common Stock authorized and defined in the restated certificate of incorporation of BancGroup, as amended.

Consent....................  Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract...................  Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default....................  Shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

Effective Date.............  Means the date and time at which the Merger becomes effective as defined in section 2.7 hereof.

Environmental Laws.........  Means the laws, regulations and governmental requirements referred to in section 5.23 hereof.

ERISA......................  The Employee Retirement Income Security Act of
                               1974, as amended.

Exchange Ratio.............  The ratio obtained by dividing $123.53 by the
                               Market Value.

Exhibits...................  A through C, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

Knowledge..................  In the case of BancGroup means the actual Knowledge of the Chairman, President, and Chief Financial Officer of BancGroup, after due inquiry and investigation. In the case of Acquired Bank it means the actual Knowledge of the Directors (including its chairman), President and Officers of Acquired Bank after due inquiry and investigation.

Law........................  Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute
                               applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Agency.

Liability..................  Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien.......................  Any conditional sale agreement, default of title, easement, encroachment, encumbrance,
                               hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof.

Litigation.................  Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

Loan Property..............  Any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss.......................  Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys' fees and expenses, and consultant's fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

Market Value...............  Shall represent the per share market value of the
                               BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten (10) consecutive trading days ending on the trading day five calendar days preceding the Effective Date.

Material...................  For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect....  On a Party shall mean an event, change or occurrence which has a material adverse impact on
                               (i) the financial position, Assets, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (y) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

Merger.....................  The merger of Acquired Bank with CBG Corp. as contemplated in this Agreement.

Merger Consideration.......  The distribution of BancGroup Common Stock for each share of Acquired Bank Stock (and cash for fractional shares) as provided in section 3.1(a) hereof.

Net Income.................  Net Income in accordance with GAAP.

NYSE.......................  The New York Stock Exchange.

Order......................  Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party......................  Shall mean Acquired Bank, or BancGroup, and
                               "Parties" shall mean Acquired Bank, CBG Corp. and BancGroup.

Permit.....................  Any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person.....................  A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement............  The proxy statement used by Acquired Bank to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of BancGroup relating to the issuance of the BancGroup Common Stock to the shareholders of Acquired Bank.

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

Registration Statement.....  The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by BancGroup, and which has been agreed to by Acquired Bank, to register the shares of BancGroup Common Stock offered to stockholders of the Bank pursuant to his Agreement, including the Proxy Statement.

Resulting Corporation......  Acquired Bank, as the surviving corporation resulting from the Merger.

SEC........................  United States Securities and Exchange Commission.

Shareholders Meeting.......  The special meeting of shareholders of Acquired
                               Bank called to approve the transactions
                               contemplated by this Agreement.

Subsidiaries...............  Shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Tax or Taxes...............  Means any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

TFC........................  Texas Finance Code.

1933 Act...................  The Securities Act of 1933, as amended.

1934 Act...................  The Securities Exchange Act of 1934, as amended.

                                   ARTICLE 15

                                 MISCELLANEOUS

     15.1 Expenses. (a) Each Party hereto shall bear its own legal, auditing, trustee, investment banking, regulatory and other expenses in connection with this Agreement and the transactions contemplated hereby.

     (b) Nothing contained in this Section 15.1 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     15.2 Benefit. This Agreement shall inure to the benefit of and be binding upon Acquired Bank, CBG Corp. and BancGroup, and their respective successors. This Agreement shall not be assignable by any Party without the prior written consent of the other Party. Officers, directors and employees of Acquired Bank are intended third party beneficiaries of Section 6.1(f), 6.1(g) and 6.1(h).

     15.3 Governing Law. This Agreement shall be governed by, and construed in accordance with the Laws of the State of Alabama.

     15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

     15.5 Headings. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

     15.6 Severability. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation.

     15.7 Construction. Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party's counsel has drafted any portion of this Agreement.

     15.8 Return of Information. In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

     15.9 Equitable Remedies. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

     15.10 Attorneys' Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

     15.11 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

     15.12 Remedies Cumulative. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

     15.13 Entire Contract. This Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

     IN WITNESS WHEREOF, Acquired Bank, CBG Corp. and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

ATTEST:                                                     FIRSTBANK

              BY: /s/ D. MICHAEL REDDEN                                     BY: /s/ ROY G. EVANS
  -------------------------------------------------           -------------------------------------------------

ITS: President & CEO                                        ITS: Chairman
      -----------------------------------------------             -----------------------------------------------

(CORPORATE SEAL)

ATTEST:                                                     THE COLONIAL BANCGROUP, INC.

                BY: /s/ GLENDA ALLRED                                      BY: /s/ W. FLAKE OAKLEY
  -------------------------------------------------           -------------------------------------------------

ITS: Assistant Secretary                                    ITS: Chief Financial Officer
      -----------------------------------------------             -----------------------------------------------

(CORPORATE SEAL)

ATTEST:                                                     CBG ACQUISITION CORP.

             BY: /s/ WILLIAM A. MCCRARY                                    BY: /s/ SARAH H. MOORE
  -------------------------------------------------           -------------------------------------------------

ITS: Secretary                                              ITS: President
      -----------------------------------------------             -----------------------------------------------

                                                                      APPENDIX B

SEC. 32.303. RIGHTS OF DISSENTERS FROM MERGER

     A shareholder, participant, or participant-transferee may dissent from the merger to the extent, and by following the procedure provided, by the Texas Business Corporation Act or any rules adopted under this subtitle.

ART. 5.11. RIGHTS OF DISSENTING SHAREHOLDERS IN THE EVENT OF CERTAIN CORPORATE ACTIONS

     A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

          (1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares or a class or series that was entitled to vote thereon as a class or otherwise;

          (2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

          (3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

     B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

          (1) the shares held by the shareholder are part of a class or series, shares of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

             (a) listed on a national securities exchange;

             (b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

             (c) held of record by not less than 2,000 holders;

          (2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder's shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

          (3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder's shares any consideration other than:

             (a) shares of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares of which are:

                (i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

                (ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

                (iii) held of record by not less than 2,000 holders;

             (b) cash in lieu of fractional shares otherwise entitled to be received; or

             (c) any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

ART. 5.12. PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTIONS

     A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

          (1)(a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

          (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten
     (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

          (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

          3. If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date of which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

     B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking of a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

     C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

     D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

     E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

     F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

     G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

ART. 5.13. PROVISIONS AFFECTING REMEDIES OF DISSENTING SHAREHOLDERS

     A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

     B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder's rights under Articles
5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

     C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder's rights under
Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article
5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Pursuant to section 145 of the Delaware General Corporation Law, as amended, and the Restated Certificate of Incorporation of the Registrant, officers, directors, employees, and agents of the Registrant are entitled to indemnification against liabilities incurred while acting in such capacities on behalf of the Registrant, including reimbursement of certain expenses. In addition, the Registrant maintains an officers and directors insurance policy pursuant to which certain officers and all directors of the Registrant are entitled to indemnification against certain liabilities, including reimbursement of certain expenses, and the Registrant has indemnity agreements ("Indemnification Agreements") with certain officers and all of its directors pursuant to which such persons may be indemnified by the Registrant against certain liabilities, including expenses.

     The Indemnification Agreements are intended to provide additional indemnification to directors and officers of BancGroup beyond the specific provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, a company may indemnify its directors and officers in circumstances other than those under which indemnification and the advance of expenses are expressly permitted by applicable statutory provisions.

     Under the Delaware General Corporation Law, a director, officer, employee or agent of a corporation (i) must be indemnified by the corporation for all expenses incurred by him (including attorneys' fees) when he is successful on the merits or otherwise in defense of any action, suit or proceeding brought by reason of the fact that he is or was a director, officer, employee or agent of the corporation, (ii) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement of any such proceeding (other than a proceeding by or in the right of the corporation) even if he is not successful on the merits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses (including attorneys' fees) incurred by him in the defense or settlement of a proceeding brought by or in the right of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided that no indemnification may be made under the circumstances described in clause (iii) if the director, officer, employee or agent is adjudged liable to the corporation, unless a court determines that, despite the adjudication of liability but in view of all of the circumstances, he is fairly and reasonably entitled to indemnification for the expenses which the court shall deem proper. The indemnification described in clauses (ii) and (iii) above (unless ordered by a court) may be made only as authorized in a specific case upon determination by
(i) a majority of a quorum of disinterested directors, (ii) independent legal counsel in a written opinion, or (iii) the stock holders, that indemnification is proper in the circumstances because the applicable standard of conduct has been met. Expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the advance if it is ultimately determined that he is not entitled to be indemnified by the corporation. Expenses (including attorneys' fees) incurred by other employees and agents may be advanced by the corporation upon terms and conditions deemed appropriate by the board of directors.

     The indemnification provided by the Delaware General Corporation Law has at least two limitations that are addressed by the Indemnification Agreements: (i) BancGroup is under no obligation to advance expenses to a director or officer, and (ii) except in the case of a proceeding in which a director or officer is successful on the merits or otherwise, indemnification of a director or officer is discretionary rather than mandatory.

     The Indemnification Agreements, therefore, cover any and all expenses (including attorneys' fees and all other charges paid or payable in connection therewith) incurred in connection with investigating, defending, being a witness or participating in (including an appeal), or preparing to defend, be a witness in or participate in, any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether civil, criminal, administrative or otherwise, related to the fact that such director or officer is or was a director, officer, employee or agent of BancGroup or is or was serving at the request of BancGroup as a director, officer, employee, agent, partner, committee member or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by such director or officer in any such capacity.

     The Indemnification Agreements also provide for the prompt advancement of all expenses incurred in connection with any proceeding and obligate the director or officer to reimburse BancGroup for all amounts so advanced if it is subsequently determined, as provided in the Indemnification Agreements, that the director or officer is not entitled to indemnification.

     The Indemnification Agreements further provide that the director or officer is entitled to indemnification for, and advancement of, all expenses (including attorneys' fees) incurred in any proceeding seeking to collect from BancGroup an indemnity claim or advancement of expenses under the Indemnification Agreements, BancGroup's Certificate of Incorporation, or the Delaware General Corporation Law, regardless of whether the director or officer is successful in such proceeding.

     The Indemnification Agreements impose upon BancGroup the burden of proving that the director or officer is not entitled to indemnification in any particular case, and the Indemnification Agreements negate certain presumptions which might otherwise be drawn against a director or officer in certain circumstances. Further, the Indemnification Agreements provide that if BancGroup pays a director or officer pursuant to an Indemnification Agreement, BancGroup will be subrogated to such director's or officer's rights to recover from third parties.

     The Indemnification Agreements stipulate that a director's or officer's rights under such contracts are not exclusive of any other indemnity rights a director or officer may have; however, the Indemnification Agreements prevent double payment. The Indemnification Agreements require the maintenance of directors' and officers' liability insurance if such insurance can be maintained on terms, including rates, satisfactory to BancGroup.

     The benefits of the Indemnification Agreements would not be available if
(i) the action with respect to which indemnification is sought was initiated or brought voluntarily by the officer or director (other than an action to enforce the right to indemnification under the Indemnification Agreements); (ii) the officer or director is paid for such expense or liability under an insurance policy; (iii) the proceeding is for an accounting of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended; (iv) the conduct of the officer or director is adjudged as constituting an unlawful personal benefit, or active or deliberate dishonesty or willful fraud or illegality; or
(v) a court determines that indemnification or advancement of expenses is unlawful under the circumstances.

     The Indemnification Agreements would provide indemnification for liabilities arising under the Securities Act of 1933, as amended. BancGroup has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following is a list of exhibits that are included in Part II of the Registration Statement. Such exhibits are separately indexed elsewhere in the Registration Statement.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   2       --  Plan of acquisition, reorganization, arrangement,
               liquidation of successor:
   2.1     --  Agreement and Plan of Reorganization by and among The
               Colonial BancGroup, Inc., CBG Acquisition Corp. and
               FirstBank, dated as of May 5, 1998, included in the
               Prospectus portion of this Registration Statement at
               Appendix A and incorporated herein by reference.
   4       --  Instruments defining the rights of security holders:
   4.1     --  Article 4 of the Restated Certificate of Incorporation of
               the Registrant filed as Exhibit 4.1 to the Registrant's
               Current Report on Form 8-K, dated February 21, 1995, and
               incorporated herein by reference.
   4.2     --  Amendment to Article 4 of Registrant's Restated Certificate
               of Incorporation, dated May 15, 1998, filed as Exhibit 4.2 to the Registrant's Registration Statement on Form S-4 (File
               No. 333-56241) effective June 22, 1998, and incorporated
               herein by reference.
   4.3     --  Article II of the Bylaws of the Registrant filed as Exhibit
               4.2 to the Registrant's Current Report on Form 8-K, dated
               February 21, 1995, and incorporated herein by reference.
   4.4     --  Dividend Reinvestment and Class A Common Stock Purchase Plan
               of the Registrant dated January 15, 1986, and Amendment No.
               1 thereto dated as of June 10, 1986, filed as Exhibit 4(C)
               to the Registrant's Registration Statement on Form S-4 (File
               No. 33-07015), effective July 15, 1986, and incorporated
               herein by reference.
   4.5     --  Trust Indenture dated as of March 25, 1986, included as
               Exhibit 4 to the Registrant's Amendment No. 1 to
               Registration Statement on Form S-2, file number 33-4004,
               effective March 25, 1986, and incorporated herein by
               reference.
   4.6     --  All other instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries -- not filed pursuant to clause 4(iii) of Item 601(b) of Regulation
               S-K, to be furnished upon request of the Commission.
   5       --  Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to
               certain Delaware law issues of the securities being
               registered.
   8       --  Tax Opinion of Coopers & Lybrand L.L.P.
  23       --  Consents of experts and counsel:
  23.1     --  Consents of Coopers & Lybrand L.L.P.
  23.2     --  Consent of Lane Gorman Trubitt, L.L.P.
  23.3     --  Consent of Miller, Hamilton, Snider & Odom, L.L.C.
  24       --  Power of Attorney
  99       --  Additional exhibits:
  99.1     --  Form of Proxy of FirstBank

     (b) Financial Statement Schedules

     The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 22.  UNDERTAKINGS.

     (a) The undersigned hereby undertakes as follows as required by Item 512 of Regulation S-K:

          (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately above, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to such securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     (d) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (e) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montgomery, Alabama, on the 25th day of June, 1998.

                                          THE COLONIAL BANCGROUP, INC.

                                          By:     /s/ ROBERT E. LOWDER
                                            ------------------------------------
                                                      Robert E. Lowder
                                                Its Chairman of the Board of
                                                          Directors
                                                and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                     SIGNATURES                                          TITLE                     DATE
                     ----------                                          -----                     ----

                /s/ ROBERT E. LOWDER                   Chairman of the Board of Directors          **
-----------------------------------------------------    and Chief Executive Officer
                  Robert E. Lowder

               /s/ W. FLAKE OAKLEY, IV                 Chief Financial Officer, Secretary and      **
-----------------------------------------------------    Treasurer (Principal Financial Officer
                 W. Flake Oakley, IV                     and Principal Accounting Officer)

                          *                            Director                                    **
-----------------------------------------------------
                    Lewis Beville

                          *                            Director                                    **
-----------------------------------------------------
                   Young J. Boozer

                          *                            Director                                    **
-----------------------------------------------------
                   William Britton

                          *                            Director                                    **
-----------------------------------------------------
                  Jerry J. Chesser

                          *                            Director                                    **
-----------------------------------------------------
              Augustus K. Clements, III

                          *                            Director                                    **
-----------------------------------------------------
                   Robert C. Craft

                          *                            Director                                    **
-----------------------------------------------------
                   Patrick F. Dye

                          *                            Director                                    **
-----------------------------------------------------
                    James Hewitt

                          *                            Director                                    **
-----------------------------------------------------
                Clinton O. Holdbrooks

                     SIGNATURES                                          TITLE                     DATE
                     ----------                                          -----                     ----

                          *                            Director                                    **
-----------------------------------------------------
                     D. B. Jones

                          *                            Director                                    **
-----------------------------------------------------
                   Harold D. King

                          *                            Director                                    **
-----------------------------------------------------
                  John Ed Mathison

                          *                            Director                                    **
-----------------------------------------------------
                 Milton E. McGregor

                          *                            Director                                    **
-----------------------------------------------------
               John C. H. Miller, Jr.

                          *                            Director                                    **
-----------------------------------------------------
                   Joe D. Mussafer

                          *                            Director                                    **
-----------------------------------------------------
                  William E. Powell

                          *                            Director                                    **
-----------------------------------------------------
                  J. Donald Prewitt

                          *                            Director                                    **
-----------------------------------------------------
                   Jack H. Rainer

                          *                            Director                                    **
-----------------------------------------------------
                     Jimmy Rane

                          *                            Director                                    **
-----------------------------------------------------
                  Frances E. Roper

                          *                            Director                                    **
-----------------------------------------------------
                   Simuel Sippial

                          *                            Director                                    **
-----------------------------------------------------
                     Ed V. Welch

* The undersigned, acting pursuant to a power of attorney, has signed this Registration Statement on Form S-4 for and on behalf of the persons indicated above as such persons' true and lawful attorney-in-fact and in their names, places and stead, in the capacities indicated above and on the date indicated below.

      /s/ W. FLAKE OAKLEY, IV
--------------------------------------
         W. Flake Oakley, IV
           Attorney-in-Fact

** Dated: June 25, 1998

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
-------
   2      --   Plan of acquisition, reorganization, arrangement,
               liquidation of successor:
   2.1    --   Agreement and Plan of Reorganization by and among The
               Colonial BancGroup, Inc., CBG Acquisition Corp. and
               FirstBank, dated as of May 5, 1998, included in the
               Prospectus portion of this Registration Statement at
               Appendix A and incorporated herein by reference.
   4      --   Instruments defining the rights of security holders:
   4.1    --   Article 4 of the Restated Certificate of Incorporation of
               the Registrant filed as Exhibit 4.1 to the Registrant's
               Current Report on Form 8-K, dated February 21, 1995,
               including the amendment to Article 4 noted at Exhibit 4(B)
               above, and incorporated herein by reference.
   4.2    --   Amendment to Article 4 of Registrant's Restated Certificate
               of Incorporation, dated May 15, 1998, filed as Exhibit 4.2 to the Registrant's Registration Statement on Form S-4 (File
               No. 333-56241) effective June 22, 1998, and incorporated
               herein by reference.
   4.3    --   Article II of the Bylaws of the Registrant filed as Exhibit
               4.2 to the Registrant's Current Report on Form 8-K, dated
               February 21, 1995, and incorporated herein by reference.
   4.4    --   Dividend Reinvestment and Class A Common Stock Purchase Plan
               of the Registrant dated January 15, 1986, and Amendment No.
               1 thereto dated as of June 10, 1986, filed as Exhibit 4(C)
               to the Registrant's Registration Statement on Form S-4 (File
               No. 33-07015), effective July 15, 1986, and incorporated
               herein by reference.
   4.5    --   Trust Indenture dated as of March 25, 1986, included as
               Exhibit 4 to the Registrant's Amendment No. 1 to
               Registration Statement on Form S-2, file number 33-4004,
               effective March 25, 1986, and incorporated herein by
               reference.
   4.6    --   All other instruments defining the rights of holders of
               long-term debt of the Registrant and its subsidiaries -- not filed pursuant to clause 4(iii) of Item 601(b) of Regulation
               S-K to be furnished upon request of the Commission.
   5      --   Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to
               certain Delaware law issues of the securities being
               registered.
   8      --   Tax Opinion of Coopers & Lybrand L.L.P.
  23      --   Consents of experts and counsel:
  23.1    --   Consents of Coopers & Lybrand L.L.P.
  23.2    --   Consent of Lane Gorman Trubitt, L.L.P.
  23.3    --   Consent of Miller, Hamilton, Snider & Odom, L.L.C.
  24      --   Power of Attorney
  99      --   Additional exhibits:
  99.1    --   Form of Proxy of FirstBank